

＊Kimberly-Clark

2025
Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to
Commission File Number 1-225

✳Kimberly-Clark

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**39-0394230**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 619100
Dallas, TX
75261-9100
(Address of principal executive offices)
(Zip code)

Registrant's telephone number, including area code: (972) 281-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock-$1.25 par value	KMB	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2025 (based on the closing stock price as of such date) was approximately $42.8 billion.

As of January 30, 2026, there were 331,922,371 shares of Kimberly-Clark common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive Proxy Statement for Kimberly-Clark's 2026 Annual Meeting of Stockholders to be held on May 14, 2026 is incorporated by reference into Part III.

KIMBERLY-CLARK CORPORATION
TABLE OF CONTENTS

ITEM 1.   BUSINESS

Description of Kimberly-Clark

Kimberly-Clark Corporation was founded in 1872 and incorporated in Delaware in 1928. We are a global company focused on delivering essential products and solutions that solve unmet consumer needs and provide Better Care for a Better World. We are principally engaged in the manufacturing and marketing of a wide range of products made from natural or synthetic fibers and materials using advanced technologies in fibers, nonwovens and absorbency. Kimberly-Clark and our trusted brands are an indispensable part of life for people in more than 175 countries and territories. Our portfolio of brands, including Huggies, Kleenex, Scott, Kotex, Cottonelle, Poise, Depend, Andrex, Pull-Ups, GoodNites, Intimus, Plenitud, Sweety, Softex, Viva and WypAll, hold No. 1 or No. 2 share positions in approximately 70 countries and encompass five global daily-need product categories: Baby & Child Care, Adult Care, Feminine Care, Family Care, and Professional. We are committed to using sustainable practices that are designed to support a healthy planet, build strong communities, and enable our business to thrive for decades to come. Unless the context indicates otherwise, the terms "Corporation," "Company," "Kimberly-Clark," "K-C," "we," "our" and "us" refer to Kimberly-Clark Corporation and its consolidated subsidiaries.

Amounts within this Annual Report on Form 10-K are reported in millions, except per share amounts, unless otherwise noted.

Recent Business Developments

Pending Acquisition of Kenvue, Inc.

On November 2, 2025, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire the outstanding equity interests of Kenvue, Inc. ("Kenvue"), a global consumer health leader, for stock and cash consideration (the "Kenvue Acquisition"). Under the terms of the Merger Agreement, which was unanimously approved by the Boards of Directors of each of Kimberly-Clark and Kenvue, each share of Kenvue common stock, par value $0.01 per share, issued and outstanding at the close of the Kenvue Acquisition (subject to certain provisions within the Merger Agreement) will be converted into the right to receive (i) 0.14625 shares of Kimberly-Clark common stock, par value $1.25 per share (the "Stock Consideration"), plus (ii) $3.50 in cash (the "Cash Consideration" and, together with the Stock Consideration, the "Merger Consideration"). In total, we expect approximately 280 million shares of common stock to be issued and approximately $6.7 billion to be paid for the Merger Consideration. The Cash Consideration is expected to be funded through a combination of cash on hand, proceeds from new debt issuance, and proceeds from the IFP Transaction (as defined below). The actual value of the transaction will fluctuate based upon changes in the price of Kimberly-Clark common stock and the number of shares of Kenvue common stock outstanding at the time of closing. See Item 8, Note 4 to the Consolidated Financial Statements for further details.

International Family Care and Professional ("IFP") Transaction

On June 5, 2025, we announced that the Company will form a joint venture with Suzano S.A. ("Suzano") and Suzano International Holding B.V., a wholly-owned subsidiary of Suzano ("Buyer"), comprised of substantially all the operations of the Company's former International Family Care and Professional ("IFP") segment (the "IFP Business"). To facilitate this transaction, we entered into an Equity and Asset Purchase Agreement (the "Purchase Agreement") with Buyer, pursuant to which we will, among other things, effectuate a reorganization through the transfer of certain assets, liabilities and equity interests of the IFP Business to Kimberly-Clark IFP NewCo B.V., an indirect wholly-owned subsidiary of the Company (the "Joint Venture"). At the time of closing, which is expected to take place in mid-2026 and will only take place following the satisfaction of consultation requirements and customary closing conditions, including obtaining required regulatory approvals, Buyer will acquire a 51% interest in the Joint Venture for a purchase price of approximately $1.7 billion, subject to certain closing adjustments set forth in the Purchase Agreement, and we will retain a 49% equity interest (the "IFP Transaction"). As a result, the results of the IFP Business are reported as discontinued operations and excluded from both continuing operations and segment results for all periods presented. Unless otherwise noted, all amounts, percentages and disclosures in this Annual Report on Form 10-K reflect only Kimberly-Clark's continuing operations. See Item 8, Notes 1 and 3 to the Consolidated Financial Statements for further details.

<u>Segment Reporting</u>

As a result of the IFP Transaction discussed above, the Company's continuing operations are now organized into two reportable segments defined by geographic region: North America ("NA") and International Personal Care ("IPC"). The results of the IFP Business, including certain costs that were previously allocated to the IPC segment that relate to assets or activities that are part of the IFP Transaction, are reported as discontinued operations and excluded from segment results for all periods presented. Additionally, certain operations and commercial activities of the former IFP segment retained by the Company are now reported in the NA and IPC segments. Further, Corporate and Other was updated for all periods presented to include the following:

- Operations of the former IFP segment that were divested prior to the IFP Transaction and therefore not reported as discontinued operations.

- Costs previously allocated to the former IFP segment that are not directly attributable to the operations included in the IFP Transaction and therefore are not reported as discontinued operations.

Segments are described in greater detail in Item 8, Note 16 to the Consolidated Financial Statements.

<u>2024 Transformation Initiative</u>

During fiscal 2024, we announced our 2024 Transformation Initiative in order to create a more agile and focused operating model. As part of this, we launched our Powering Care business strategy to sharpen our focus on proprietary right-to-win spaces and improve our growth trajectory, profitability, and returns on investment. This new operating model and strategy leverages three synergistic pillars:

- Accelerating pioneering innovation to capture significant growth available in our product categories by investing in science-based and proprietary technology to solve unmet and evolving consumer needs, and delivering breakthrough storytelling to drive category participation and brand love;

- Optimizing our margin structure to deliver superior consumer propositions at every rung of the good, better, best ladder, and implement initiatives and deploy technology and data analytics designed to create a fast, adaptable, integrated supply chain with greater visibility that can deliver continuous improvement; and

- Wiring our organization for growth to drive agility, speed, and focused execution that extends our competitive advantages further into the future.

Distribution and Customers

Our essential products for household use are sold directly to supermarkets, mass merchandisers, drugstores, warehouse clubs, variety and department stores and other retail outlets, as well as through other distributors and e-commerce. Products for professional use are sold through distributors, directly to manufacturing, lodging, office building, food service, and high-volume public facilities, and through e-commerce.

Our largest customer, Walmart Inc., represented approximately 16% in 2025 and 2024 and 15% in 2023 of our net sales from continuing operations. Net sales to Walmart Inc. were primarily in the NA segment.

Acquisitions and Divestitures

During the periods included within this Annual Report on Form 10-K, we completed the following acquisition and divestiture activity:

- 2024 - The sale of our personal protective equipment business which included Kimtech branded products such as gloves, apparel and masks, and KleenGuard branded products such as gloves, apparel, respirators and eyewear.

- 2023 - The acquisition of the remaining shares of Thinx Inc. ("Thinx"), an industry leader in the reusable period and incontinence underwear category.

- 2023 - The sale of our Neve tissue brand and related consumer and professional tissue assets in Brazil.

These transactions are discussed in greater detail in Item 8, Note 4 to the Consolidated Financial Statements.

Patents and Trademarks

We own various patents and trademarks registered domestically and in many foreign countries. We consider the patents and trademarks that we own and the trademarks under which we sell certain of our products to be material to our business. Consequently, we seek patent and trademark protection by all available means, including registration.

Raw Materials

Cellulose fiber, in the form of kraft pulp or fiber recycled from recovered waste paper, is the primary raw material for our tissue products, and in the form of fluff pulp, is a component of disposable diapers, training and youth pants, feminine pads and incontinence care products.

Polypropylene and other synthetics and chemicals are the primary raw materials for manufacturing nonwoven fabrics, which are used in disposable diapers, training and youth pants, wet wipes, feminine pads, incontinence care products, and professional wipers and apparel. Superabsorbent materials are important components of disposable diapers, training and youth pants and incontinence care products.

Raw materials are purchased from third parties, and we consider the supply to be adequate to meet the needs of our businesses. See Item 1A, "Risk Factors."

Competition

We have several major competitors in most of our markets, some of which are larger and more diversified than us. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities. For additional discussion of the competitive environment in which we conduct our business, see Item 1A, "Risk Factors."

Corporate Responsibility and Sustainability

We are a purpose-led company with purposeful brands. Our longstanding focus on sustainability and our commitment to provide Better Care for a Better World comes to life through four interconnected pillars: Better Products, Better Planet, Better Workplace and Better Society.

Delivering our purpose begins with focusing on the health and safety of our customers, consumers, and employees; promoting the value of inclusion and belonging within our business; and making efforts to protect the rights of workers across our supply chain. We believe we can make meaningful contributions through our business activities, operations and global charitable partnerships to clean water and sanitation, the advancement of essential care for underserved communities, climate action and responsible consumption and production. Our sustainability strategy puts our brand, supply chain and innovation teams to work with the goal of creating shared value by addressing relevant global challenges and is focused on addressing key climate-related risks and opportunities throughout our value chain.

We strive to make lives better while also working to help safeguard the earth's natural ecosystems. We implement this effort by considering our sustainability goals during our business and capital planning processes, coordinating the priorities of our supply chain, brand and innovation teams, and establishing meaningful performance indicators. Our environmental priorities include reducing our use of new fossil fuel-based plastic, while enabling circular systems to recover the materials in our products and packaging; reducing our products' use of natural forest fiber, while supporting forest biodiversity and forest dependent communities; reducing greenhouse gas emissions along our value chain, with goals approved by the Science Based Targets initiative ("SBTi"); and building resilience to water risk at our facilities and in our communities in water-stressed regions around the world. We have aligned our goals with the United Nations' Sustainable Development Goals framework. Progress on our strategy is outlined in our Global Sustainability reports.

For 2026 and 2027, we expect total operating expenses for environmental compliance, including pollution control equipment operation and maintenance costs, governmental fees, and research and engineering costs, to be approximately $150 and $140, respectively.

Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. Current environmental spending estimates could be modified as a result of changes in our plans or changes in legal requirements, including any requirements related to global climate change or other factors.

Regulatory Compliance

We are subject to many laws and regulations across all the countries in which we do business, and we are particularly impacted by those relating to product safety, environmental protection and data privacy and protection. We are also subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, and antitrust and competition laws and regulations that govern our dealings with suppliers, customers, competitors and government officials.

We are obligated to comply with regulations that cover product safety, efficacy, manufacturing, advertising, labeling and safety reporting. These include requirements that we provide a label that highlights perceived concerns about a product or warns consumers of risks of using our products. In some cases, it may be necessary to initiate product recalls if safety risks are considered to exist. All our facilities and other operations are subject to various environmental protection statutes and regulations, including those relating to the use of water resources and the discharge of wastewater. We are also subject to expanding laws and regulations related to sustainability-related matters, non-financial reporting and diligence, labor and employment, trade, taxation and data privacy and protection, including, but not limited to, the European Union's General Data Protection Regulation, Brazil's General Data Protection Law, China's Personal Information Protection Law, and the California Consumer Privacy Act of 2018.

Our policy is to abide by all applicable laws and regulations, and we have internal programs in place to manage global compliance with these various requirements. We also expect that our many suppliers, consultants and other third parties working on our behalf share our commitment to compliance, and we have policies and procedures in place to manage these relationships, though they inherently involve a lesser degree of control over operations and governance. We monitor each of these areas for new or changed regulatory requirements, particularly in the rapidly evolving area of data privacy and protection. We have made, and plan to continue making, necessary expenditures for compliance with applicable laws and regulations; however, total capital expenditures and operating expenses related to compliance are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position.

Human Capital Management

As of December 31, 2025, we had approximately 36,000 employees in our consolidated operations, including employees of our IFP Business reported as discontinued operations. Approximately 35% of our employees were located in North America. The remaining employees were located in approximately 55 countries outside of North America. Approximately 50% of our workforce was directly involved in manufacturing and distribution operations.

In order to recruit, retain, develop, protect and fairly compensate our employees, we focus on the following three key areas:

- **Health and safety**

  We strive to protect the health and safety of our employees. We create and administer company-wide policies and processes designed to protect our employees and to comply with applicable safety regulations. Health and safety training is regularly provided to our employees. We review and monitor our performance closely to drive continuous improvement in our safety programs.

- **Employee development and employee engagement**

  Our long-term business success is tied to building a purpose-led, performance-driven employee culture where our people feel included, valued, heard, and supported. It is demonstrated through our:

  – **Talent and succession planning processes, leadership and management development programs, and broad learning opportunities**

    We believe that developing and engaging employees at all levels of the organization is critical to their skill advancement and professional growth.

  – **Continuous listening**

    We hold regular Town Hall meetings where employees can ask executives questions and make their voices heard. We host a series of conversations to drive employee and leadership engagement across a variety of topics, including belonging and inclusion. We conduct global surveys that offer our employees the ability to provide feedback and valuable insights to help address potential issues and identify opportunities to improve and support our employees' experience.

  – **Commitment to belonging and inclusion**

    By embracing different perspectives and experiences, we strengthen our ability to unlock innovative solutions and understand consumers. Belonging and inclusion are not only fundamental business strategies, but they're essential to who we are.

    We offer all employees the opportunity to join any of our voluntary inclusion networks. These networks foster professional development, build connections, amplify insights that inform our business strategy, and celebrate the wide range of perspectives and experiences throughout our company. By creating spaces for learning and connection for all employees, our inclusion networks drive belonging and inclusion efforts across our company and support career growth for all. The Management Development and Compensation Committee ("MDC") of the Board of Directors is responsible for reviewing our belonging and inclusion strategy.

- **Compensation and benefits**

  We provide market-based competitive compensation through our salary, annual incentive and long-term incentive programs and robust benefits packages that promote employee well-being across all aspects of their lives.

  Eligible employees are compensated for their contributions to our success with both short-term cash incentives and long-term equity-based incentives. We also provide a variety of resources and services to help our employees plan for retirement. We believe the structure of our compensation packages provides the appropriate incentives to attract, retain and motivate our employees.

  MDC is responsible for establishing and administering the policies governing annual compensation and long-term compensation to ensure that the policies are designed to align compensation with our overall business strategy and performance.

Available Information

We make financial information, news releases and other information available on our corporate website at *www.kimberly-clark.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on this website as soon as reasonably practicable after we electronically file these reports and amendments with, or furnish them to, the Securities and Exchange Commission ("SEC"). The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the SEC. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 to obtain a hard copy of these reports without charge.

ITEM 1A.   RISK FACTORS

Our business faces many risks and uncertainties that we cannot control. Any of the risks discussed below, as well as factors described in other places in this Form 10-K, or in our other filings with the SEC, could adversely affect our business, consolidated financial position, results of operations or cash flows. In addition, these items could cause our future results to differ from those in any of our forward-looking statements. These risks are not the only ones we face. Other risks that we do not presently know about or that we presently believe are not material could also adversely affect us.

Business Operations

Significant increases in prices for raw materials, energy, transportation or other necessary supplies or services, without corresponding increases in our selling prices, could adversely affect our financial results.

Increases in the cost and availability of raw materials, including pulp and petroleum-based materials, the cost of energy, transportation and other necessary services, supplier constraints, supplier consolidation which could limit our sources of supply for these items, an inability to maintain favorable supplier arrangements and relations, the impact of health pandemics or an inability to avoid disruptions in production output could have an adverse effect on our financial results.

Cellulose fiber, in the form of kraft pulp or recycled fiber from recovered waste paper, is used extensively in our tissue products and is subject to significant price fluctuations. Cellulose fiber, in the form of fluff pulp, is a key component in our disposable diapers, training and youth pants, feminine and incontinence care products, and other related products. In past years, pulp prices have experienced significant volatility. Increases in pulp prices or limits in the availability of recycled fiber could adversely affect our earnings if selling prices for our finished products are not adjusted or if these adjustments significantly trail the increases in pulp prices. We utilize a variety of pricing structures and revenue growth management strategies to manage these risks.

A number of our products, such as diapers, training and youth pants, feminine pads, incontinence care products and disposable wipes, contain certain materials that are principally derived from petroleum. These materials are subject to price fluctuations based on changes in petroleum prices, availability and other factors, with these prices experiencing significant volatility in recent years. We purchase these materials from a number of suppliers. Significant increases in prices for these materials could adversely affect our earnings if selling prices for our finished products are not adjusted, if these adjustments significantly trail the increases in prices for these materials, or if we do not utilize lower priced substitutes for these materials.

Our manufacturing operations utilize electricity, natural gas and petroleum-based fuels. To help ensure we use energy efficiently and cost-effectively, we maintain energy efficiency improvement programs at our manufacturing sites. Our contracts with energy suppliers vary as to price, payment terms, quantities and duration. Our energy costs are also affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions (including actions taken to address climate change and related market responses) and geopolitical factors. There can be no assurance that we will be fully protected against substantial changes in the price or availability of energy sources.

There can be no assurance that our efforts to minimize the impact of increased costs, including increasing selling prices, in response to the increased costs will be successful.

Failure of key technology systems, cyberattacks, privacy breaches or data breaches could have a material adverse effect on our business, financial condition, results of operations and reputation.

To conduct our business, we rely extensively on information and operational technology systems, many of which are managed, hosted, provided and/or used by third parties and their vendors. These systems include, but are not limited to, programs and processes relating to internal communications and communicating with customers, consumers, vendors, investors and other parties; ordering and managing materials from suppliers; converting materials to finished products; receiving and processing purchase orders and shipping products to customers; processing transactions; storing, processing and transmitting data, including personal confidential information and payment card industry data; supporting employee data processing for our global workforce; hosting, processing and sharing confidential and proprietary research, business and financial information; and complying with financial reporting, regulatory, legal and tax requirements. Furthermore, we sell certain products directly to consumers online and through websites, mobile apps and connected devices, and we also engage in online activities, including data collection, promotions, rebates and customer loyalty and other programs, through which we may receive personal information. A breach or other breakdown in our technology, including a cyberattack, privacy incident, data incident or other event involving us or any of our third-party service providers or vendors could adversely affect our financial condition and results of operations.

Despite the security measures we have in place, the information and operational technology systems, including those of our customers, vendors, suppliers and other third-party service providers with whom we have contracted, have, in the past, and may, in the future, be vulnerable to cyber-threats such as computer viruses or other malicious codes, ransomware, cyber extortion, security incidents, denial of service attacks, unauthorized access, phishing attacks, social engineering and other disruptions from employee error, unauthorized uses, system failures, including Internet outages, unintentional or malicious actions of employees or contractors or cyberattacks by hackers, criminal groups, nation-states and nation-state-sponsored organizations and social-activist organizations. We have seen and may continue to see an increase in the number of such attacks, especially as we continue operating under a hybrid working model under which employees can work and access our technology infrastructure remotely. Furthermore, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. In addition, while we have purchased cybersecurity insurance, costs related to a cyberattack may exceed the amount of insurance coverage or be excluded under the terms of our cybersecurity insurance policy. As cyberattacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as appropriate for our operations.

Our security efforts and the efforts of our third-party providers may not prevent or timely detect future attacks and resulting breaches or breakdowns of our, or third-party service providers', databases or systems. In addition, if we or our third-party providers are unable to effectively resolve such breaches or breakdowns on a timely basis, we may experience interruptions in our ability to manage or conduct business, as well as reputational harm, governmental fines, penalties, regulatory proceedings, and litigation and remediation expenses. In addition, such incidents could result in unauthorized disclosure and misuse of material confidential information, including personal identifying information.

Cyber-threats are becoming more sophisticated, are constantly evolving and are being made by groups and individuals with a wide range of expertise and motives, and this increases the difficulty of detecting and successfully defending against them. We have incurred, and will continue to incur, expenses to comply with privacy and data protection standards and protocols imposed by law, regulation, industry standards and contractual obligations. Increased regulation of data collection, use, and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, including reporting requirements, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm our business.

In addition, data incidents or theft of personal information collected by us and our third-party service providers as well as data incidents or theft of our information may occur. We are subject to the laws and regulations of various countries where we operate or do business related to solicitation, collection, processing, transferring, storing or use of consumer, customer, vendor or employee information or related data. These laws and regulations change frequently, and new legislation continues to be introduced and may be interpreted and applied differently from jurisdiction to jurisdiction and may create inconsistent or conflicting requirements. The changes introduced by data privacy and protection regulations increase the complexity of regulations enacted to protect business and personal data and they subject us to additional costs. These laws and regulations also may result in us incurring additional expenses and liabilities in the event of unauthorized access to or disclosure of personal data.

We are in the process of upgrading our enterprise resource planning system (known as SAP) to enhance operating efficiencies and provide more effective management of our business operations. We also use various other hardware, software and operating systems that may need to be upgraded or replaced in the near future as such systems cease to be supported by third-party service providers, and may be vulnerable to increased risks, including the risk of security breaches, system failures and disruptions. System upgrades take time, require oversight and may be costly, and pose several challenges, including training of personnel, communication of new rules and procedures, migration of data, increased risk of security breaches, and the potential instability of the new system. Moreover, there is no assurance that the new enterprise resource planning system will meet our current and future business needs or that it will operate as designed. Any significant failure or delay in system upgrades could cause an interruption to our business and adversely affect our operations and financial results.

Our international operations are subject to foreign market risks, including changes in foreign currency exchange rates, currency restrictions, political, social and economic instability, and the imposition of increased or new tariffs, which may adversely affect our financial results.

Our strategy includes operations growth outside the U.S., especially in developing markets such as China, Eastern Europe, ASEAN and Latin America. About half of our net sales come from markets outside the U.S. We and our equity companies have manufacturing facilities in 30 countries and sell products in a substantial majority of countries around the world. Our results may be adversely affected by a number of foreign market risks:

- Exposure to the movement of various currencies against each other and the U.S. dollar. Among other impacts, these movements could cause increases in dollar-based input costs for operations outside the U.S. due to weaker foreign exchange rates versus the U.S. dollar. A portion of the exposures, arising from transactions and commitments denominated in non-local currencies, is systematically managed through foreign currency forward and swap contracts where available and economically advantageous. We do not generally hedge our income statement translation exposure with respect to foreign operations.

- Increases in currency exchange restrictions. These restrictions could limit our ability to repatriate earnings from outside the U.S. or obtain currency exchange for U.S. dollar inputs to continue operating in certain countries.

- Adverse political conditions. Risks related to political instabilities and hostilities (including the war in Ukraine), expropriation, new or revised legal or regulatory constraints, difficulties in enforcing contractual and intellectual property rights, and potentially adverse tax consequences could adversely affect our financial results.

- The imposition of increased or new tariffs, sanctions, export controls, quotas, trade barriers, price floors or similar restrictions on our sales or key commodities, potential changes in U.S. trade programs and trade relations with other countries, or regulations, taxes or policies that might negatively affect our sales or profitability.

- Greater economic volatility and vulnerability to infrastructure and labor disruptions.

The inability to effectively manage foreign market risk could adversely affect our business, consolidated financial condition, results of operations or liquidity. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and Item 8, Note 1 to the Consolidated Financial Statements for information regarding our adoption of highly inflationary accounting in Argentina and Türkiye.

There is no guarantee that our ongoing efforts to reduce costs will be successful.

We continue to implement plans to improve our competitive position by achieving cost reductions in our operations. In March 2024, we announced our 2024 Transformation Initiative intended to improve our focus on growth and reduce our structural cost base by realigning our internal operating and management structure to streamline our global supply chain and improve the efficiency of our corporate and regional overhead cost structures. In addition, we expect ongoing cost savings from our continuous improvement activities. We anticipate these cost savings will result from reducing material costs and manufacturing waste and realizing productivity gains, distribution efficiencies and overhead reductions in each of our business segments and in our corporate functions. Any negative impact these plans have on our relationships with employees, suppliers or customers or any failure to generate the anticipated efficiencies and savings could adversely affect our financial results.

Our operations in Russia and the surrounding region are impacted by the war in Ukraine.

The war between Russia and Ukraine has negatively impacted, and may continue to negatively impact, our operations in Russia and the surrounding region. Consistent with the humanitarian nature of our products, we manufacture and sell only essential items in Russia, such as baby diapers and feminine pads, which are critical to the health and hygiene of women, girls and babies. Beginning in March 2022, we significantly adjusted our business in Russia, substantially curtailing media, advertising and promotional activity and suspending capital investments, other than certain maintenance investments, in our sole manufacturing facility in Russia. Our ability to continue our operations in Russia may change as the situation evolves. We have experienced high input costs, supply chain complexities, reduced consumer demand, restricted access to raw materials and production assets, and restricted access to financial institutions, as well as supply chain, professional services, monetary, currency, trade and payment/investment sanctions and related controls. As the business, geopolitical and regulatory environment concerning Russia evolves, we may not be able to sustain the limited manufacture and sale of our products, and our assets may be partially or fully impaired. Moreover, the war in Ukraine could result in cyber-based attacks to our information technology systems, disruptions to foreign exchange rates and financial and credit markets and amplify or affect the other risk factors set forth in this Part I, Item 1A, any of which may adversely affect our business.

Damage to the reputation of Kimberly-Clark or to one or more of our brands could adversely affect our business.

Developing and maintaining our reputation, as well as the reputation of our brands, is a critical factor in our relationship with consumers, customers, suppliers and others. Our inability to address adverse publicity or other issues, including with respect to product safety, quality, efficacy, environmental impacts (including packaging, energy and water use and waste management), substances and ingredients of potential concern, inclusion and belonging, human rights and other social responsibility or similar matters, or breaches of consumer, customer, supplier, employee or other confidential information, real or perceived, could negatively impact sentiment towards us and our products and brands, and our business and financial results could suffer. In addition, our products could face withdrawal, recall or other quality issues. Consumers increasing use and reliance on social media for information could increase the risk of adverse publicity, potentially with negative perception of our products or brands. Negative posts or comments about our company, our brands or our employees on social media or web sites (whether factual or not) or security breaches related to use of our social media accounts and failure to respond effectively to these posts, comments or activities could damage our reputation and brand image across the various regions in which we operate. Placement of our advertisements in social media may also result in damage to our brands if the media itself experiences negative publicity. Our brands may be associated with or appear alongside harmful content before these platforms or our own social media monitoring can detect this risk to our brand. Our business and results could also be negatively impacted by the effects of product-related litigation, allegations of product tampering or contamination, or the distribution and sale of counterfeit products.

Our inability to attract and retain key personnel could adversely impact our business.

We must attract, hire, retain and develop effective leaders and a highly skilled and diverse global workforce. We are experiencing an increasingly tight and competitive labor market and, should conditions worsen, we could experience greater turnover. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs over time, such as increased overtime to meet demand, and increased wages to attract and retain employees. Additionally, with our rapidly changing environment, it is critical to ensure we have the right skills, capabilities and experience needed to respond to evolving consumer and customer needs. Failure to attract and develop personnel with key emerging capabilities could disrupt our institutional knowledge base and erode our competitiveness.

Disruption in our supply chain or our manufacturing or distribution operations could adversely affect our business.

Our ability to manufacture, distribute and sell products is critical to our operations. These activities are subject to inherent risks such as natural disasters, power outages, fires or explosions, labor strikes or labor shortages, terrorism, epidemics, pandemics, import restrictions, regional economic, business, environmental or political events (including the war in Ukraine), governmental regulatory requirements or nongovernmental voluntary actions in response to global climate change or other concerns regarding the sustainability of our business, which could disrupt our supply chain and impair our ability to manufacture or sell our products. This interruption, if not mitigated in advance or otherwise effectively managed, could adversely impact our business, financial condition and results of operations, as well as require additional resources to address.

We have a complex network of suppliers, including a number of sole-source and single-source suppliers for certain commodities and raw material inputs. In addition, third parties manufacture some of our products and provide certain administrative services. Disruptions or delays at these suppliers, third-party manufacturers or service providers due to the reasons above or the failure of these parties, manufacturers or service providers to otherwise satisfactorily perform, could adversely impact our operations, sales, payments to our suppliers, employees, and others, and our ability to report financial and management information on a timely and accurate basis. In the case of our sole-source suppliers, failure to successfully negotiate satisfactory purchase terms could adversely impact our business.

Our engagement in business development activities, including acquisitions or divestitures of product lines or businesses, could impact our business, consolidated financial condition, results of operations or liquidity.

We have pursued, and expect to continue to pursue, various business development activities, including joint ventures, equity investments, licensing agreements and acquisitions or divestitures of product lines or businesses. Such activities involve numerous risks, including risk of litigation or regulatory actions, unexpected costs or expenses, difficulties in the assimilation of the operations, technologies, services and products of acquired product lines or businesses, estimation and assumption of liabilities and contingencies, business disruption during the pendency of or following the proposed transaction, personnel turnover and the diversion of management's attention from other business concerns. Such activities may affect the ability of the Company to maintain relationships with customers, suppliers, employees, stockholders and others. We may be unable to successfully integrate and manage product lines or businesses that we acquire. Divestitures may adversely impact our results if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested products or businesses, or mitigate overhead costs allocated to those businesses. Furthermore, divestitures could adversely affect our ongoing business operations, including by enhancing our competitors' positions or reducing consumer confidence in our ongoing brands and products. We may be unable to achieve anticipated benefits or cost savings from business development activities in the timeframe we anticipate, or at all.

The inability to effectively and efficiently manage business development activities, including acquisitions and divestitures, with the results we expect or in the timeframe we anticipate could adversely affect our business, consolidated financial condition, results of operations or liquidity.

Disruptions in the credit markets or changes to our credit ratings may adversely affect our business.

We access the long-term and short-term capital markets to obtain financing. Our financial performance, our short- and long-term debt credit ratings, interest rates, the stability of financial institutions with which we partner, geopolitical or national political developments, the stability and liquidity of the overall global capital markets and the state of the global economy, could affect our access to, and the availability and cost of, financing on acceptable terms and conditions and our ability to pay dividends in the future.

We regularly access the commercial paper market for ongoing funding requirements. A downgrade in our credit ratings by a credit rating agency could increase our borrowing costs and adversely affect our ability to issue commercial paper. Disruptions in the commercial paper market or other effects of volatile economic conditions on the credit markets also could reduce the amount of commercial paper that we could issue and raise our borrowing costs for both short- and long-term debt offerings.

Disruptions in the credit markets, limitations on our ability to borrow, a reduction in our liquidity or an increase in our borrowing costs could materially and adversely affect our financial condition and results of operations.

Climate change and other sustainability matters may adversely affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, water availability and quality, and the frequency and severity of extreme weather and natural disasters. We have transition risks related to the transition to a lower-carbon economy and physical risks related to the physical impacts of climate change. Transition risks include increased costs of carbon emission, increased cost to produce products in compliance with future regulations, increased raw materials cost, shifts in customer/consumer values and other legal, regulatory and technological risks. Physical risks include the risk of direct damage to assets or supply chain disruption caused by severe weather events such as floods, storms, wildfires and droughts. In addition, concern over climate change by governments and regulators globally have resulted and may continue to result in new legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment (or conversely, to restrict activities to address or consider climate change and related matters). Compliance with these requirements may increase our costs of doing business, including to the extent these reporting regimes are inconsistent.

There is also increased focus, including by governmental and non-governmental organizations, investors and investment managers, customers, suppliers, consumers, our employees and other stakeholders on these and other sustainability matters, including responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging, including single-use and other plastic packaging and ingredient transparency. At the same time, there is growing opposition to initiatives on these matters, including the enactment or proposal of "Anti-ESG" legislation or policies, and our public reporting on our sustainability initiatives, expectations, and progress, including our ambitions for 2030, may not satisfy the expectations of all stakeholders. These stakeholders may rely on their assessment or perception (or a third-party's assessment) of our sustainability practices to inform their future engagement with our company, products, and securities. Any failure to achieve our sustainability goals, including those aimed to reduce our impact on, improve or preserve the environment, or the perception (whether or not valid) that we have failed to act responsibly with respect to such matters or to effectively respond to new legal or regulatory requirements regarding climate change, could adversely affect our business and reputation, including the loss of customers or business opportunities and legal or regulatory proceedings.

Marketing and Competition

Intense competition for sales of our products, changes in consumer purchasing patterns and the inability to innovate or market our products effectively could have an adverse effect on our financial results.

We operate in highly competitive domestic and international markets against well-known, branded products and low-cost or private label products. Inherent risks in our competitive strategy include uncertainties concerning trade and consumer acceptance, the effects of consolidation within retailer and distribution channels, a growing e-commerce marketplace, and customers' and competitors' actions. Our competitors for these markets include global, regional and local manufacturers, including private label manufacturers. Some of these competitors may have better access to financial resources and greater market penetration, which enable them to offer a wider variety of products and services at more competitive prices. Alternatively, some of these competitors may have significantly lower product development and manufacturing costs, particularly with respect to private label products, allowing them to offer products at a lower price. E-commerce potentially intensifies competition by simplifying distribution and lowering barriers to entry. The actions of these competitors could adversely affect our financial results. In order to stay competitive, it may be necessary for us to lower prices on our products and increase spending on advertising and promotions, which could adversely affect our financial results. In addition, foreign governments may decide to implement tax and other policies that favor their domestic manufacturers at the expense of international manufacturers, including our company. These actions could have a significant negative effect on our pricing, market share and operating results in these markets.

We may be unable to anticipate or adequately respond to changes in consumer demand for our products. Demand for our products may change based on many factors, including shifting consumer purchasing patterns to lower cost options such as private-label products and mid to lower-tier value products, low birth rates in certain countries due to slow economic growth or other factors, negative customer or consumer response to pricing actions, consumer shifts in distribution from traditional retailers to e-tailers, subscription services and direct to consumer businesses, changing consumer preferences due to increased concerns in regard to post-consumer waste and packaging materials and their impact on environmental sustainability, the impact of health pandemics or other changes in consumer trends or habits. If we experience lower sales due to changes in consumer demand for our products, our earnings could decrease.

Our ability to develop new products is affected by whether we can successfully anticipate consumer needs and preferences, develop and fund technological innovations (including advancements such as artificial intelligence, machine learnings and augmented reality, which may become critical in understanding consumer preferences in the future), and receive and maintain necessary patent and trademark protection. In addition, we incur substantial development and marketing costs in introducing new and improved products and technologies. The introduction of a new consumer product (whether improved or newly developed) usually requires substantial expenditures for advertising and marketing to gain recognition in the marketplace. If a product gains consumer acceptance, it normally requires continued advertising and promotional support to maintain its relative market position. Some of our competitors may spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions. We may not be successful in developing new or improved products and technologies necessary to compete successfully in the industry, and we may not be successful in advertising, marketing, timely launching and selling our products, including through the use of digital and social media. Also, if we fail to perfect or successfully assert our intellectual property rights (including in response to developments in artificial intelligence technologies), we may be less competitive, which could adversely affect our business, financial results and financial condition.

Increasing dependence on key retailers and the emergence of new sales channels may adversely affect our business.

Our products are sold in a highly competitive global marketplace, which continues to experience increased concentration and the growing presence of large-format retailers, discounters and e-tailers. With the consolidation of retail trade, both traditional retailers and e-tailers, we are dependent on key customers, and some of these customers, including large-format retailers and large e-tailers, may have significant bargaining power. They may use this leverage to demand higher trade discounts or allowances which could lead to reduced profitability. We may also be negatively affected by changes in the policies of our retail trade customers, such as inventory destocking, limitations on access to shelf space, delisting of our products, additional requirements related to safety, environmental, social and other sustainability issues, and other conditions. If we lose a significant customer or if sales of our products to a significant customer materially decrease, our business, financial condition and results of operations may be adversely affected.

Legal and Regulatory

Government regulations and enforcement, and potential litigation, could have an adverse effect on our financial results.

As a global company, we are subject to a wide variety of laws and governmental regulations across all of the countries in which we do business, including laws and regulations involving marketing, antitrust, anti-bribery or anti-corruption, data privacy, product liability, product composition or formulation, packaging content or corporate responsibility after consumer purchase, environmental impact, intellectual property, employment, healthcare, tax or other matters.

We could be subject to significant legal liability and litigation expense if we fail to comply with applicable laws, regulations, policies and related interpretations. Our business is subject to the risk of litigation involving customers, consumers, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. While it is our policy and practice to comply with all legal and regulatory requirements applicable to our business, we cannot provide assurance that our employees and agents will follow our policies and procedures at all times. A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions, product recalls or criminal sanctions, any of which could adversely affect our business, results of operations, cash flows and financial condition. Whether or not a claim is successful, without merit or not fully pursued, negative publicity arising from allegations regarding our products, processes or business practices could adversely affect our reputation and brand image.

In addition, new or revised laws, regulations or their interpretation may alter the environment in which we do business which could adversely impact our financial results. For example, new legislation or regulations may result in increased costs to us, directly for our compliance, or indirectly to the extent suppliers increase prices of goods and services because of increased compliance costs, excise taxes or reduced availability of raw materials.

While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if they prevail, the amount of our recovery.

New or revised tax regulations could have an adverse effect on our financial results.

We are subject to income tax requirements in various jurisdictions in the U.S. and internationally. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Some jurisdictions have unpredictable enforcement activity. Increases in applicable tax rates, implementation of new taxes, changes in applicable tax laws and interpretations of these tax laws and actions by tax authorities in jurisdictions in which we operate could reduce our after-tax income and have an adverse effect on our results of operations.

Risks Relating to the Pending Mergers with Kenvue

K-C stockholders and Kenvue stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company and less influence over management.

We anticipate issuing approximately 280 million shares of common stock pursuant to the Merger Agreement. The actual number of shares of common stock to be issued pursuant to the Merger Agreement will be determined at the closing of the mergers based on the number of shares of Kenvue common stock outstanding immediately prior to the first merger. The issuance of these new shares could have the effect of depressing the market price of our common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, our earnings per share could cause the price of our common stock to decline or increase at a reduced rate.

Immediately after the closing of the mergers, it is expected that K-C stockholders as of immediately prior to the mergers will own approximately 54%, and Kenvue stockholders as of immediately prior to the mergers will own approximately 46%, of the issued and outstanding shares of K-C common stock, in each case calculated based on the fully diluted market capitalizations of K-C and Kenvue as of the date of signing of the Merger Agreement. As a result, current K-C stockholders and current Kenvue stockholders will have less influence on the management and policies of the combined company than they currently have on the management and policies of K-C and Kenvue, respectively.

The mergers may not be completed and the Merger Agreement may be terminated in accordance with its terms.

The mergers are subject to a number of conditions that must be satisfied or waived prior to the closing of the mergers, including, among other things, (i) the receipt of regulatory approvals, (ii) the absence of any legal restraint in effect that would prevent, make illegal, enjoin or prohibit the consummation of the mergers, (iii) the truth and accuracy of the representations and warranties made as of the date the Merger Agreement was entered into and as of the date the mergers are completed, subject to materiality standards, and (iv) the performance by all parties to the Merger Agreement in all material respects of all obligations required to be performed at or prior to closing. These conditions to the consummation of the mergers may not be satisfied or waived in a timely manner or at all, and, accordingly, the mergers may be delayed or may not be completed.

In addition, if the first merger is not completed by November 2, 2026 (subject to automatic extension to the extent the only conditions not satisfied are those related to certain regulatory approvals or the absence of a legal restraint prohibiting the closing), either K-C or Kenvue may choose not to proceed with the mergers by terminating the Merger Agreement, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval. In addition, K-C and Kenvue may elect to terminate the Merger Agreement in certain other circumstances, including, among other things, (i) failing to cure the breach of a representation, warranty or covenant without which a closing condition would not be satisfied, or (ii) a final and non-appealable legal restraint enjoining or otherwise prohibiting the consummation of the mergers.

Failure to complete the mergers, or a delay in the closing of the mergers, could negatively impact our business, results of operations, financial condition and stock price.

The Merger Agreement is subject to a number of conditions that must be fulfilled to complete the mergers. Those conditions include, among others, certain regulatory approvals. A number of the conditions are not within our control and may prevent, delay or otherwise materially adversely affect the closing of the mergers. We cannot predict with certainty whether and when any of the required closing conditions will be satisfied or if another uncertainty may arise, and cannot assure you that we will be able to timely complete the mergers as currently contemplated under the Merger Agreement or at all. Our business, results of operations, financial condition or stock price could be adversely affected, potentially in a material way, by the failure to complete the mergers, or by a delay in the closing of the mergers, and we or Kenvue may suffer consequences that could adversely affect their business, results of operations, financial condition and stock price, including the following:

- We may not realize any or all of the potential benefits of the mergers, including any synergies that could result from combining its financial and business resources with those of Kenvue;

- Matters relating to the mergers will require substantial commitments of time and resources by our management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company;

- We have incurred and will incur further substantial expenses in connection with the mergers, including financial advisory, legal, accounting, consulting and other advisory fees, severance/retention employee benefit-related costs and other regulatory fees and other costs relating to the mergers regardless of whether the mergers are completed;

- We may be subject to legal proceedings related to the potential delay of, or failure to complete, the mergers;

- We may experience disruption to our business resulting from the pendency of the mergers, including adverse changes in relationships with, or loss of, customers, business partners and employees, which may not be reversible and may continue or even intensify in the event the mergers are delayed or not completed;

- We may experience negative reactions to the mergers, including if the mergers are not completed, from the financial markets, including negative impacts on the market price of our common stock; and

- Under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the mergers, which restrictions could adversely affect our ability to conduct our business as we otherwise would have done if not subject to these restrictions.

In addition to the above risks, if the Merger Agreement is terminated under specified circumstances, either K-C or Kenvue may be required to pay the other a termination fee of $1.136 billion if (i) Kenvue or K-C, as applicable, terminates the Merger Agreement because the K-C board or Kenvue board of directors, as applicable, made an adverse recommendation change or (ii) the Merger Agreement is terminated after the outside date or because of a terminable breach including a K-C or Kenvue takeover proposal, as applicable (made or publicly announced prior to termination or entered into within twelve months of such termination).

Litigation relating to the mergers could result in an injunction delaying or preventing the closing of the mergers and/or substantial costs or otherwise negatively affect our business and operations.

Following the announcement of the mergers, certain complaints related to the mergers and the related joint proxy statement/prospectus were filed. Additional stockholder complaints, including stockholder class action complaints, and other complaints may be filed in the future against us, the K-C board, and others in connection with the mergers. The outcome of such litigation cannot be predicted, including the potential costs of defense or other liabilities that may arise. Future lawsuits that may be filed could delay or prevent the mergers, divert the attention of our management and employees from their day-to-day business or otherwise adversely affect our business, results of operations or financial condition and cause us not to realize, or delay in realizing, some or all of the benefits we expect to achieve upon completion of the mergers.

We will continue to incur substantial transaction-related costs in connection with the mergers.

We have incurred significant financial advisory, legal, accounting, consulting and other advisory fees, severance/ retention employee benefit-related costs and other regulatory fees and other costs relating to the mergers. We have incurred, and expect to continue to incur, additional costs in connection with the satisfaction of the various conditions to closing of the mergers. If there is any delay in the consummation of the mergers, these costs could increase significantly.

If the mergers are completed, the combined company may not perform as we or the market expects and may fail to realize the projected benefits and cost savings of the mergers, which could adversely affect the value of the common stock held by our stockholders.

The success of the combined company will depend, in part, on the ability of the combined company to realize the anticipated benefits and cost savings from combining K-C's and Kenvue's respective businesses, including operational and other synergies that we believe the combined company will be able to achieve. The anticipated benefits and cost savings of the mergers may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that we do not currently foresee. Risks that may be associated with the combined company include, among others, the risks related to market fluctuations, failure of integration, unforeseen liabilities, employee and customer retention and increased indebtedness.

The market price of our common stock will continue to fluctuate after the mergers.

The market price of our common stock may fluctuate significantly following the closing of the mergers and holders of our common stock could lose some or all of the value of their investment. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, our common stock, regardless of our actual operating performance.

The market price of our common stock after the closing of the mergers may be affected by factors different from those that historically have affected or currently affect our common stock or Kenvue common stock.

Our financial position after the closing of the mergers may differ from our financial position before the closing of the mergers, and our results of operations or cash flows after the closing of the mergers may be affected by factors different from those currently affecting our financial position or results of operations or cash flows, or those of Kenvue. Accordingly, the market price and performance of our common stock after the closing of the mergers likely will be different from the performance of our common stock or Kenvue common stock in the absence of the mergers. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, our common stock, regardless of our actual operating performance.

The failure to integrate the businesses and operations of K-C and Kenvue successfully in the expected time frame may adversely affect the future results of the combined company.

K-C and Kenvue have operated and, until the closing of the mergers, will continue to operate independently. Following the closing of the mergers, their respective businesses may not be integrated successfully. It is possible that the integration process could result in the loss of key K-C employees or key Kenvue employees, the loss of customers, service providers, vendors or other business counterparties, the disruption of either company's or both companies' ongoing businesses, inconsistencies in standards, controls, procedures and policies, potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with and following the closing of the mergers or higher-than-expected integration costs and an overall post-closing integration process that takes longer than originally anticipated. Specifically, the following challenges, among others, must be addressed in integrating the operations of K-C and Kenvue in order to realize the anticipated benefits of the mergers:

- Combining the companies' operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, diversified business and a larger portfolio of products;

- Combining the businesses of K-C and Kenvue in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the mergers;

- Integrating and managing new product lines;

- Avoiding delays in connection with the mergers or the integration process;

- Integrating personnel from the two companies and minimizing the loss of key employees;

- Identifying and eliminating redundant functions and assets;

- Harmonizing the companies' operating practices, employee development and compensation programs, internal controls, compliance and other policies, procedures and processes;

- Maintaining existing agreements with customers, service providers, vendors and other business counterparties and avoiding delays in entering into new agreements with prospective customers, service providers, vendors and other business counterparties;

- Addressing possible differences in business backgrounds, corporate cultures and management philosophies; and

- Consolidating the companies' operating, administrative and information technology infrastructure and financial systems.

In addition, at times, the attention of certain members of either company's or both companies' management and other resources may be focused on the closing of the mergers and the integration of the two businesses and as such diverted from day-to-day business operations or other opportunities that may be beneficial to either company, which may disrupt either company's ongoing operations and the operations of the combined company.

The mergers may result in a loss of customers, distributors, service providers, suppliers, vendors, joint venture participants and other business counterparties and may result in the termination of existing contracts.

Following the mergers, some of the customers, distributors, service providers, suppliers, vendors, joint venture participants and other business counterparties of K-C or Kenvue may terminate or scale back their current or prospective business relationships with the combined company. In addition, K-C and Kenvue have contracts with customers, distributors, service providers, suppliers, vendors, joint venture participants and other business counterparties that may require K-C or Kenvue to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, service providers, suppliers, vendors, joint venture participants or other business counterparties are adversely affected by the mergers, or if the combined company loses the benefits of the contracts of K-C or Kenvue, the business, financial condition, cash flows or results of operations of the combined company could be materially and adversely affected.

The indebtedness of the combined company following consummation of the mergers will be substantially greater than K-C's indebtedness on a standalone basis and greater than the combined indebtedness of K-C and Kenvue, in each case, existing prior to the announcement of the Merger Agreement. The indebtedness of the combined company could adversely affect its business flexibility.

As of December 31, 2025, we had approximately $7.2 billion of outstanding indebtedness. We expect to incur acquisition-related debt financing to fund the Cash Consideration (as defined in Item 8, Note 4 to the Consolidated Financial Statements) in addition to any existing indebtedness of Kenvue we assume following consummation of the mergers. We are reviewing the treatment of Kenvue's existing indebtedness and may, but are not obligated to refinance, repurchase, redeem, exchange or otherwise terminate all or a portion of Kenvue's existing indebtedness in connection with or following the consummation of the mergers. We and/or Kenvue may also conduct one or more exchange offers, offers to purchase and/or consent solicitations, but no decisions with respect thereto have been made as of the issuance of these financial statements.

The combined company's substantially increased indebtedness will reduce its flexibility to respond to changing business and economic conditions, and could have adverse effects on its financial condition, cash flows or results of operations, including by:

- Imposing additional cash requirements on the combined company in order to support interest payments, which would reduce the amount available to fund its operations and other business activities;

- Increasing the combined company's borrowing costs and the risk of default on debt obligations of the combined company;

- Increasing the vulnerability of the combined company to adverse changes in general economic and industry conditions, economic downturns and adverse developments in its business;

- Limiting the ability of the combined company to sell assets, engage in strategic transactions, declare and pay dividends or obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes;

- Limiting the flexibility of the combined company in planning for or reacting to changes in its business and the industry in which it operates;

- Increasing the exposure of the combined company to a rise in interest rates, which would generate greater interest expense to the extent the combined company does not have applicable interest rate fluctuation hedges; and

- Reducing funds available to engage in investments in product development, capital expenditures, dividend payments, share repurchases and other activities, thereby creating competitive disadvantages for K-C relative to other companies with lower debt levels.

In connection with the debt refinancing related to the mergers, we expect to seek ratings of the indebtedness of the combined company from one or more nationally recognized credit rating agencies. Such credit ratings would reflect each rating organization's opinion of the combined company's financial strength, operating performance and ability to meet its debt obligations. Such credit ratings may affect the cost and availability of future borrowings and, accordingly, our cost of capital. There can be no assurance that the combined company will achieve a particular rating or maintain a particular rating in the future.

In addition, the combined company's ability to arrange additional financing or refinancing of this existing debt will depend on, among other factors, its financial condition and performance, as well as prevailing market conditions and other factors beyond its control. There can be no assurance that the combined company will be able to obtain additional financing or refinance existing debt on favorable terms or at all.

We may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to our results of operations in the future.

In accordance with ASC 805, the mergers will be accounted for as an acquisition by K-C pursuant to the acquisition method of accounting for business combinations. Under the acquisition method of accounting, we will record the net tangible and identifiable intangible assets and liabilities of Kenvue and its subsidiaries as of the closing of the mergers, at their respective fair values. Our reported financial condition and results of operations for periods after the closing of the mergers will reflect Kenvue balances and results after the closing of the mergers but will not be restated retroactively to reflect the historical financial position or results of operations of Kenvue and its subsidiaries for periods prior to the mergers.

Under the acquisition method of accounting, the total purchase price will be allocated to Kenvue's tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of the closing of the mergers, with any excess purchase price allocated to goodwill. To the extent the value of goodwill or intangibles, if any, becomes impaired in the future, we may be required to recognize material non-cash charges relating to such impairment. Our operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We have implemented a cybersecurity program to assess, identify, and manage risks from cybersecurity threats. Our efforts are designed to maintain the confidentiality, integrity, and availability of our information and operational technology systems and the data stored on those systems. The program includes:

- periodic risk assessments to identify and assess cybersecurity risks and vulnerabilities in our information technology systems;

- security event monitoring, management, and incident response;

- deployment of best in-class solutions to enhance our security posture;

- penetration testing performed by a dedicated specialized team that is supplemented with periodic third-party engagements;

- periodic third-party reviews of program maturity are conducted based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework;

- reviews by our internal audit team of the effectiveness of information technology-related internal controls;

- cybersecurity risk assessments of our third-party vendors; and

- employee training, including regular phishing simulations.

The program is continually adapting to the evolving threat landscape and technology developments.

Cybersecurity risk management is included within our overall enterprise risk management program which is overseen by our Global Risk Oversight Committee ("GROC"). The GROC is composed of executive officers and other senior leaders and coordinates with other risk assurance functions, including internal audit and compliance. The GROC receives regular briefings concerning cybersecurity risks and risk management processes.

Additional information on cybersecurity risks we face is discussed in Item 1A, "Risk Factors," which should be read in conjunction with the information in this section.

Internal Cybersecurity Team

Our Chief Information Security Officer ("CISO") oversees a team with extensive cybersecurity knowledge and experience. The team is responsible for:

- leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes;

- incident response and operational activities, including identifying and initiating updates to systems which require patching, vulnerability management strategy, red teaming, network security configurations and security architecture;

- oversight of third parties engaged to assist in our cybersecurity risk management, along with third parties' vendors; and

- legal and regulatory compliance.

Our CISO reports to our Chief Digital and Technology Officer ("CDTO"), who provides management of cybersecurity risks, reviews operational metrics and performs other relevant activities related to the cybersecurity function.

Security Policy and Requirements

As part of our overall risk management program, we have adopted our Information Security Policy which details the overall risk-based framework and governance for the management and security of our information technology assets and information. The policy applies to everyone who accesses our data or information resources and all of our information systems and resources, including third parties we engage. Our program aligns with the NIST cybersecurity framework.

Material Cyber Risks, Threats and Incidents

We actively monitor the evolving cybersecurity and geopolitical landscapes that could result in new or increased cybersecurity threat including geopolitical events such as the war in Ukraine.

As a global company serving consumers in more than 175 countries and territories, we routinely experience a wide variety of cybersecurity incidents. However, we have not experienced a cybersecurity incident that has materially affected or is reasonably likely to materially affect our business strategy, results of operation or financial condition. For a more detailed discussion of the risks we face, see Item 1A, "Risk Factors."

Incident Response

We have adopted a cybersecurity incident response plan that is designed to provide a framework across all functions for a coordinated identification and response to security incidents. The plan specifies the process for identifying, validating, classifying, documenting, and responding to cybersecurity events as well as determining whether reporting of an event is appropriate under regulatory standards. The plan also includes a materiality assessment framework that sets forth procedures to support our assessment of whether a security incident is "material" under the federal securities laws. Internal reporting and escalation protocols are in place to ensure the involvement of the CISO, other senior leaders, and the Audit Committee, as appropriate. Under the plan, we regularly conduct tabletop exercises to test our preparedness and our incident response process, and we provide ongoing training.

Governance

Our Board of Directors has delegated to the Audit Committee oversight responsibility of our risk management program, including cybersecurity, business continuity, IT operational resilience, and data privacy. The Audit Committee receives quarterly reports from our CDTO and our CISO covering cybersecurity risks, strategic programs for managing cybersecurity risk, emerging trends and operational and policy compliance metrics.

At the management level, our cybersecurity program is led by our CDTO and our CISO. Our CDTO has served in various information technology roles for over 28 years, including as Chief Digital and Technology Officer of Kimberly-Clark and as Executive Vice President and Chief Digital Officer of Toyota Motors North America, Inc. Our CISO has over 20 years of experience in various roles, including technology strategy, cybersecurity and executive leadership at large global companies, most recently serving as CISO at Kellanova (formerly Kellogg Company). Our CISO also has several information technology-related certifications, including the Certified Information Systems Security Professional ("CISSP") certification. Our CISO reports to our CDTO, who in turn regularly reports to our Chairman of the Board and Chief Executive Officer. We have protocols by which certain cybersecurity incidents are reported promptly to the Chairman of the Board and Chief Executive Officer, or the Audit Committee, as appropriate.

ITEM 2.   PROPERTIES

As of December 31, 2025, we own or lease the following principal offices, including offices of the IFP Business reported as discontinued operations:

- Our global headquarters and principal executive office located in the Dallas, Texas metropolitan area;

- Five geographic headquarters at three U.S. and two international locations; and

- Five global business service centers at one U.S. and four international locations.

The locations of our and our equity affiliates' principal production facilities by major geographic areas of the world, including facilities of the IFP Business reported as discontinued operations, are as follows:

Geographic Area:	Number of Facilities
North America (in 14 states in the U.S.)	27
Outside North America[a]	47
Total (in 30 countries)	74

(a) IPC products are produced in 30 facilities. Products related to the IFP Business reported as discontinued operations are produced in 24 facilities.

Many of these facilities produce multiple products, some across multiple business segments. We believe that our and our equity affiliates' facilities are suitable for their purpose, adequate to support their businesses and well maintained.

ITEM 3.   LEGAL PROCEEDINGS

See Item 8, Note 12 to the Consolidated Financial Statements, which is incorporated in this Item 3 by reference, for information on legal proceedings.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names and ages of our executive officers as of February 12, 2026, together with certain biographical information, are as follows:

Ehab Abou-Oaf, 59, was elected President, International Family Care and Professional in 2024. He is responsible for our family care and professional businesses in Asia, Latin America, Europe, the Middle East and Africa. Prior to that, he served as President of K-C Professional since 2022 and as Vice President, Middle East & Africa from 2020 to 2022. Mr. Abou-Oaf joined Kimberly-Clark from Mars, Inc., a manufacturer of confectionery, pet food, and other food products, where he had a number of positions with increasing responsibility over 19 years, most recently as Regional President, Asia, Middle East & Africa Confectionery. Prior to joining Mars, he spent ten years with The Procter & Gamble Company in packaging, product development and marketing roles. He also serves on the board of trustees of the American University in Cairo and on the board of directors of the Singapore American School.

John Carmichael, 58, was elected President, North America in September 2025 and is responsible for our personal care, family care and professional businesses in North America. Mr. Carmichael joined Kimberly-Clark from Nestlé S.A., a Swiss multinational food and beverage company, where he served in multiple roles of increasing responsibility since 1995, most recently as President and CEO, Nestlé Canada from 2021 to 2025, and as President Foods, Nestlé USA from 2018 to 2021.

Katy Chen, 45, was elected President, International Personal Care in October 2024. She is responsible for our personal care businesses in Greater China, Brazil, Indonesia, Australia, New Zealand and Korea. Prior to that, she served as President, K-C Asia Pacific from April 2024 to October 2024, as Managing Director, K-C China from 2021 to April 2024 and as Senior Director, Marketing BCC & FMC from 2019 to 2021. Prior to that, Ms. Chen held multiple positions of increasing responsibility within our Asia Pacific operations since she joined Kimberly-Clark in 2009.

Patricia Corsi, 53, was elected Chief Growth Officer in 2024. Ms. Corsi joined Kimberly-Clark from Bayer AG, where she served as Chief Marketing, Digital and Information Officer since 2022, and as Chief Marketing and Digital Officer from 2019 to 2022. Prior to joining Bayer, Ms. Corsi served as Senior Vice President and Chief Marketing Officer, Mexico for Heineken N.V. from 2016 to 2018. Prior to joining Heineken, Ms. Corsi served in multiple roles of increasing responsibility at Unilever PLC, beginning in 2006. She also is the founder of Good Latinas for Good, a nonprofit organization.

Tamera Fenske, 47, was elected Senior Vice President and Chief Supply Chain Officer in 2022. She is responsible for the global, end-to-end supply chain, which includes procurement, manufacturing, distribution, logistics, transportation, quality, safety and sustainability. Ms. Fenske joined Kimberly-Clark from 3M Company, a global manufacturing and technology company, where she served in multiple roles of increasing responsibility, most recently as Senior Vice President, U.S. and Canada Manufacturing and Supply Chain from February 2022 to September 2022, Senior Vice President Global Operations, Transportation & Electronics Business Group (TEBG) from 2021 to February 2022, Vice President of Global Operations, TEBG, from 2020 to 2021, Mfg/SC/LSS Vice President from 2018 to 2020, and Customer Value Stream Vice President from 2016 to 2018.

Michael D. Hsu, 61, has served as Chairman of the Board since January 2020 and as Chief Executive Officer since January 2019. Prior to that, he served as President and Chief Operating Officer since 2017, where he was responsible for the day-to-day operations of our business units, along with our global innovation, marketing and supply chain functions. He served as Group President, K-C North America from 2013 to 2016, where he was responsible for our consumer business in North America, as well as leading the development of new business strategies for global nonwovens. From 2012 to 2013, his title was Group President, North America Consumer Products. He has been a director of Kimberly-Clark since 2017. Prior to joining Kimberly-Clark, Mr. Hsu served as Executive Vice President and Chief Commercial Officer of Kraft Foods, Inc., from January 2012 to July 2012, as President of Sales, Customer Marketing and Logistics from 2010 to 2012 and as President of its grocery business unit from 2008 to 2010. Prior to that, Mr. Hsu served as President and Chief Operating Officer, Foodservice at H. J. Heinz Company. He also serves on the board of directors of McDonald's Corporation.

Grant B. McGee, 45, was elected Senior Vice President and General Counsel in February 2024. He also served as Corporate Secretary from May 2024 to May 2025. Mr. McGee rejoined Kimberly-Clark from American Airlines, where he served as Vice President, Deputy General Counsel and Corporate Secretary from 2022 to February 2024. From 2015 to 2022, Mr. McGee served in multiple roles of increasing responsibility at Kimberly-Clark, most recently as Vice President and Senior Deputy General Counsel.

Jeffrey Melucci, 55, was elected Chief Strategy, Business Development and Administrative Officer in May 2025. He is responsible for strategy, business development and other core corporate affairs and functions of Kimberly-Clark. From October 2024 to May 2025, he served as Chief Business, Strategy and Transformation Officer, from January 2024 to October 2024, he served as Chief Business and Transformation Officer and from November 2020 to January 2024, he served as Chief Business Development and Legal Officer. He also served as Chief Transformation Officer from November 2020 to October 2021. From 2013 to November 2020, Mr. Melucci served in multiple roles of increasing responsibility, most recently as Senior Vice President, Business Development and General Counsel. Mr. Melucci joined Kimberly-Clark from General Electric, where he served in multiple roles of increasing responsibility.

Stacey Valy Panayiotou, 53, was elected Senior Vice President and Chief Human Resources Officer in September 2025. She is responsible for the design and implementation of all human capital strategies for Kimberly-Clark, including global compensation and benefits, talent management, inclusion and belonging, organizational effectiveness and labor/employee relations. Ms. Panayiotou joined Kimberly-Clark from Ball Corporation, an aluminum manufacturing company, where she served as Senior Vice President and Chief Human Resources Officer since November 2021. Prior to joining Ball Corporation, she served as Executive Vice President of Human Resources at Graphic Packaging International from 2019 to 2021. Prior to that, she served in multiple roles of increasing responsibility at The Coca-Cola Company, most recently as Senior Vice President, Global Talent and Development.

Craig Slavtcheff, 58, was elected Chief Research and Development Officer in 2024. He has global responsibility for our research and development, quality and regulatory functions, and is charged with accelerating growth through innovation that addresses opportunities to elevate Kimberly-Clark's trusted brands. Mr. Slavtcheff joined Kimberly-Clark from Campbell Soup Company where he served in multiple roles of increasing responsibility, most recently as Executive Vice President, Chief R&D and Innovation Officer from 2019 to 2024.

Russell Torres, 54, was elected President and Chief Operating Officer in May 2025. He is responsible for the day-to-day operations of our business segments, along with our global growth, innovation, digital and technology, and supply chain functions. He served as the Corporation's President, North America since October 2024 and was responsible for our personal care, family care and professional businesses in North America. Prior to that, he served as Group President, K-C North America since 2021, where he was responsible for our consumer business in North America, and as President of K-C Professional from 2020 to 2021. Mr. Torres joined Kimberly-Clark from Newell Brands Inc., a consumer goods company, where he served as Group President since 2018 and as Chief Transformation Officer from 2016 to 2018. Prior to joining Newell Brands, Mr. Torres was a partner at Bain & Company from 2013 to 2016. Prior to that, Mr. Torres served as a senior executive at Mondelēz International in its North America business unit from 2011 to 2013. Prior to Mondelēz, Mr. Torres had a previous term at Bain & Company, where he was a partner from 2003 to 2011.

Nelson Urdaneta, 53, was elected Senior Vice President and Chief Financial Officer in 2022. Prior to joining Kimberly-Clark, he served as Senior Vice President, Treasurer at Mondelēz International since September 2021. Mr. Urdaneta joined Mondelēz in 2005 and served in multiple roles of increasing responsibility, including Senior Vice President, Corporate Controller and Chief Accounting Officer and Vice President Finance, Asia Pacific. Prior to joining Mondelēz, he was the Director, Financial Planning and Analysis at Ryder System, Inc.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Kimberly-Clark common stock is listed on The Nasdaq Stock Market LLC under the ticker symbol "KMB".

Quarterly dividends have been paid continually since 1935. Dividends have been paid on or about the second business day of January, April, July and October.

As of January 30, 2026, we had 14,350 holders of record of our common stock.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

We repurchase shares of Kimberly-Clark common stock from time to time pursuant to publicly announced share repurchase programs. During 2025, we repurchased 1.1 million shares of our common stock at a cost of $141 through a broker in the open market.

The following table contains information for shares repurchased during the fourth quarter of 2025. None of the shares in this table were repurchased directly from any of our officers or directors.

Period	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs[a]
October 1 to October 31	—	$ —	9,184,602	30,815,398
November 1 to November 30	—	—	9,184,602	30,815,398
December 1 to December 31	—	—	9,184,602	30,815,398
Total	—			

(a)   Share repurchases were made pursuant to a share repurchase program authorized by our Board of Directors on January 22, 2021 (the "2021 Program"). The 2021 Program allows for the repurchase of 40 million shares in an amount not to exceed $5 billion.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This MD&A is intended to provide investors with an understanding of our recent performance, financial condition, cash flows and future prospects. This discussion and analysis compares consolidated and segment results for the years ended December 31, 2025 and December 31, 2024 ("2025" and "2024", respectively). For a discussion of our results comparing the years ended December 31, 2024 and 2023, see Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our 2024 Annual Report on Form 10-K, as revised by our Current Report on Form 8-K filed December 4, 2025 to reflect the presentation of our IFP Business as discontinued operations. As discussed in Item 8, Notes 1 and 3 to the Consolidated Financial Statements, the results and related assets and liabilities of the IFP Business are reported as discontinued operations. As a result, unless specifically stated, all discussions included below reflect continuing operations for all periods presented. The reference to "N.M." indicates that the calculation is not meaningful. Amounts are reported in millions, except per share amounts, unless otherwise noted.

The following will be discussed and analyzed:

- Overview of Business and Recent Developments

- Business Environment and Trends

- Results of Operations

- Liquidity and Capital Resources

Throughout this MD&A, we refer to financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures. We believe these measures provide our investors with additional information about our underlying results and trends, as well as insight to some of the financial measures used to evaluate management. For additional information and reconciliations to the most closely comparable financial measures presented in our Consolidated Financial Statements, which are calculated in accordance with U.S. GAAP, see "Summary of Non-GAAP Financial Measures" below.

Overview of Business and Recent Developments

We are a global company focused on delivering essential products and solutions that solve unmet consumer needs and provide Better Care for a Better World. We have manufacturing facilities in 30 countries, including our equity affiliates, and products sold in more than 175 countries and territories. Our products are sold under well-known, trusted brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend.

In operating our business, we seek to:

- grow our portfolio of brands through consumer-centric and science-based innovation, category development and commercial execution;

- leverage our cost and financial discipline to fund durable growth and improve margins; and

- allocate capital in value-creating ways.

To achieve these objectives, we will continue executing our Powering Care strategy and its three synergistic, strategic pillars: accelerate pioneering innovation, optimize our margin structure, and wire our organization for growth. Our first pillar focuses on investing in our brands to enhance our competitive advantage by leveraging our best-in-class science and proprietary, category-shaping technologies to deliver innovative product solutions that solve unmet consumer needs around the world. It also includes an emphasis on delivering breakthrough storytelling that grows category participation and brand love. Our second pillar is driven by our supply chain transformation and investment in three key areas that will enhance our value chain and improve our margin structure: value stream simplification, network optimization, and scalable automation. Our third pillar is centered on making our enterprise stronger and faster while sharpening our portfolio focus and footprint on categories and markets with the greatest long-term potential.

Our strong legacy of financial discipline supports our Powering Care strategy through consistent investment in our technologies and brands, sustained supply chain productivity and enhanced working capital efficiency. Our capital allocation approach prioritizes capital investments to drive durable growth in our business, a strong and growing dividend, value accretive acquisitions that can enhance our portfolio, and allocation of excess cash flow to share repurchases.

We are subject to risks and uncertainties, which can affect our business operations and financial results. See Item 1A, "Risk Factors" in this Form 10-K for additional information.

Pending Acquisition of Kenvue, Inc.

On November 2, 2025, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire the outstanding equity interests of Kenvue, Inc. ("Kenvue"), a global consumer health leader, for stock and cash consideration (the "Kenvue Acquisition"). Under the terms of the Merger Agreement, which was unanimously approved by the Boards of Directors of each of Kimberly-Clark and Kenvue, each share of Kenvue common stock, par value $0.01 per share, issued and outstanding at the close of the Kenvue Acquisition (subject to certain provisions within the Merger Agreement) will be converted into the right to receive (i) 0.14625 shares of Kimberly-Clark common stock, par value $1.25 per share (the "Stock Consideration"), plus (ii) $3.50 in cash (the "Cash Consideration" and, together with the Stock Consideration, the "Merger Consideration"). In total, we expect approximately 280 million shares of common stock to be issued and approximately $6.7 billion to be paid for the Merger Consideration. The Cash Consideration is expected to be funded through a combination of cash on hand, proceeds from new debt issuance, and proceeds from the IFP Transaction (as defined below). The actual value of the transaction will fluctuate based upon changes in the price of Kimberly-Clark common stock and the number of shares of Kenvue common stock outstanding at the time of closing.

During the year ended December 31, 2025, we incurred $32 of acquisition-related costs in connection with the Kenvue Acquisition, which are included in Marketing, research and general expenses. See Item 8, Note 4 to the Consolidated Financial Statements for further details.

International Family Care and Professional ("IFP") Transaction

On June 5, 2025, we announced that the Company will form a joint venture with Suzano S.A. ("Suzano") and Suzano International Holding B.V., a wholly-owned subsidiary of Suzano ("Buyer"), comprised of substantially all the operations of the Company's former IFP segment (the "IFP Business"). To facilitate this transaction, we entered into an Equity and Asset Purchase Agreement (the "Purchase Agreement") with Buyer, pursuant to which we will, among other things, effectuate a reorganization through the transfer of certain assets, liabilities and equity interests of the IFP Business to Kimberly-Clark IFP NewCo B.V., an indirect wholly-owned subsidiary of the Company (the "Joint Venture"). At the time of closing, which is expected to take place in mid-2026 and will only take place following the satisfaction of consultation requirements and customary closing conditions, including obtaining required regulatory approvals, Buyer will acquire a 51% interest in the Joint Venture for a purchase price of approximately $1.7 billion, subject to certain closing adjustments set forth in the Purchase Agreement, and we will retain a 49% equity interest (the "IFP Transaction"). As a result, the results of operations and applicable assets and liabilities of the IFP Business are reported as discontinued operations in the Company's Consolidated Financial Statements for all periods presented and the Company has ceased depreciating and amortizing the long-lived assets of the IFP Business. See Item 8, Notes 1 and 3 to the Consolidated Financial Statements for further details.

As a result of the IFP Transaction discussed above, the Company's continuing operations are now organized into two reportable segments defined by geographic region: North America ("NA") and International Personal Care ("IPC"). The results of the IFP Business, including certain costs that were previously allocated to the IPC segment that relate to assets or activities that are part of the IFP Transaction, are reported as discontinued operations and excluded from segment results for all periods presented. Additionally, certain operations and commercial activities of the former IFP segment retained by the Company are now reported in the NA and IPC segments. Further, Corporate and Other was updated for all periods presented to include the following:

- Operations of the former IFP segment that were divested prior to the IFP Transaction and therefore not reported as discontinued operations.

- Costs previously allocated to the former IFP segment that are not directly attributable to the operations included in the IFP Transaction and therefore are not reported as discontinued operations.

Segments are described in greater detail in Item 8, Note 16 to the Consolidated Financial Statements.

2024 Transformation Initiative

The 2024 Transformation Initiative is designed to sharpen our strategic focus through a new operating model and strategy that leverages three synergistic pillars:

- Accelerating pioneering innovation to capture significant growth available in our product categories by investing in science-based and proprietary technology to solve unmet and evolving consumer needs, and delivering breakthrough storytelling to drive category participation and brand love;

- Optimizing our margin structure to deliver superior consumer propositions at every rung of the good, better, best ladder, and implement initiatives and deploy technology and data analytics designed to create a fast, adaptable, integrated supply chain with greater visibility that can deliver continuous improvement; and

- Wiring our organization for growth to drive agility, speed, and focused execution that extends our competitive advantages further into the future.

Our new operating model and Powering Care strategy is intended to drive durable, long-term growth. Specifically, we are harnessing our inherent strengths, powerhouse brands and categories, science as our competitive advantage, and scalable capabilities led by top talent to sharpen our focus on growth. As we execute our strategy, we will reduce our structural cost base by realigning our internal operating and management structure to streamline our global supply chain and improve the efficiency of our corporate and regional overhead cost structures. The transformation is expected to impact our organization in all major geographies, and workforce reductions are expected to be in the range of 4% to 5%. Certain actions under the 2024 Transformation Initiative are being finalized for implementation, and accounting for such actions will commence when the actions are authorized for execution.

The 2024 Transformation Initiative is expected to be completed by the end of 2026. Total pre-tax savings are expected to be $3.0 billion in gross productivity; inclusive of input cost and manufacturing cost savings, and $200 in selling, general and administrative expenses. Total costs are anticipated to be approximately $1.5 billion pre-tax. Cash costs are expected to be approximately 60% of that amount, primarily related to workforce reductions and other program costs. Expected non-cash charges are primarily related to incremental depreciation and asset write-offs, including losses associated with the expected exit of certain markets. For the years ended December 31, 2025 and 2024, total 2024 Transformation Initiative charges were $351 pre-tax ($295 after-tax) and $457 pre-tax ($339 after-tax), respectively. Through December 31, 2025, cumulative pre-tax charges for the 2024 Transformation Initiative were $808 ($634 after-tax).

Completed Acquisition and Divestiture Activity

On July 1, 2024, we completed the sale transaction of our personal protective equipment ("PPE") business for total consideration of $635. Upon closure of the transaction, a pre-tax gain of $566 ($453 after-tax) was recognized in Other (income) and expense, net. This gain is net of transaction costs of $14 that were determined to be directly attributable to the sale transaction.

During 2023, we acquired the remaining outstanding ownership interests in Thinx Inc. ("Thinx") for additional purchase consideration of $95. As the purchase of additional ownership in an already controlled subsidiary represents an equity transaction, no gain or loss was recognized in consolidated net income or comprehensive income.

On June 1, 2023, we completed the sale transaction of our Neve tissue brand and related consumer and professional tissue assets in Brazil for $212. Upon closure of the transaction, a gain of $74 pre-tax was recognized in Other (income) and expense, net. We incurred divestiture-related costs of $30 pre-tax which were recorded in Cost of products sold and Marketing, research and general expenses, resulting in a net benefit of $44 pre-tax ($26 after-tax).

See Item 8, Note 4 to the Consolidated Financial Statements for additional details.

Business Environment and Trends

Our results of operations have been, and we expect them to continue to be, affected by the following factors and key trends, which may cause our future results of operations to differ from our historical results discussed under "Results of Operations."

Birth Rate Trends - Sales of our baby and child care products are highly correlated with birth rate trends. In recent years, birth rate declines in key countries, including China, South Korea and the U.S., have pressured category volume growth rates. To help mitigate the effects of birth rate declines, we aim to drive sales growth at or ahead of category growth rates through innovation, premiumization, strong brand building plans and digital marketing investment as part of our growth strategy.

Competition - Our products are sold in a highly competitive global marketplace. Our competitors include global, regional and local manufacturers, including private label manufacturers which offer products that are typically sold at lower prices. In particular, we've experienced increased competitive pressures from private label manufacturers in the Baby and Child Care and Family Care categories. Increased purchases of private label products could reduce net sales of our higher-margin products which would negatively impact our profitability. While the global marketplace in which we operate has always been highly competitive, we continue to experience increased concentration and the growing presence of large-format retailers, discounters and e-tailers. This market environment has resulted in increased pressure on pricing and other competitive factors, and we expect these pressures to continue in the coming year.

Pricing - Our net sales growth and profitability may be affected as we adjust prices to address market conditions. We adjust our product prices based on a number of variables including demand, the competitive environment, technological improvements, product innovations and changes in our raw material, distribution, energy and other input costs. Price changes may affect net sales, earnings and market share in the near term as the market adjusts to new pricing and other market conditions.

Operating Costs - Our operating costs include raw materials, labor, selling, general and administrative expenses, general business taxes, currency impacts, financing costs and tariff-related costs. We manage these costs through cost saving and productivity initiatives, sourcing and hedging programs, and pricing actions. To remain competitive on our operating structure, we continue to work on programs to expand our profitability, including our 2024 Transformation Initiative. While we saw stabilization in input costs in 2025 with tailwinds in fiber, resin and energy, the overall cost basket remains elevated versus pre-pandemic levels. Additionally, we incurred approximately $100 of incremental tariff-related costs, primarily within our North America segment, related to changes in U.S. trade policy during fiscal 2025. In 2026, we expect net input costs, including as a result of tariffs, to be broadly in line with fiscal 2025, including the impact from currency on our non-U.S. operations.

Evolving Consumer Product and Shopping Preferences - The retail landscape in many of our markets continues to evolve due to the rapid growth of e-commerce retailers, changing consumer preferences (as consumers increasingly shop online) and the increased presence of alternative retail channels, such as subscription services and direct-to-consumer businesses. Changing consumer preferences also include increased concerns in regard to post-consumer waste and packaging materials and their impact on environmental sustainability. If we experience lower sales due to changes in consumer demand for our products, our earnings could decrease. We believe our Powering Care strategy, sharpened growth focus, sustainability initiatives, innovation pipeline and continued investment in e-commerce capabilities - underpinned by our commitment to delivering Better Care for a Better World - make us well positioned relative to these changing external dynamics.

Volatility of Global Markets - Our growth strategy depends in part on our ability to expand our international operations, including in emerging markets. Some of these markets have greater political, economic and currency volatility and greater vulnerability to infrastructure and labor disruptions. Volatility in these markets affects our production costs and the demand for our products and may impact our supply chain and distribution networks. Volatility in global consumer demand, commodity costs and foreign currency exchange rates increased significantly over the past few years and is expected to continue in the near term.

Climate Change - We operate in many regions around the world where our businesses could be disrupted by climate change. Our climate change risk categories include risks related to the transition to a lower-carbon economy ("Transition Risks") and risks related to the physical impacts of climate change ("Physical Risks"). Transition Risks include increased costs of carbon emission, increased cost to produce products in compliance with future regulations, increased raw materials cost, shifts in customer/consumer values and other legal, regulatory and technological risks. Physical Risks include the risk of direct damage to assets or supply chain disruption caused by severe weather events such as floods, storms, wildfires and droughts. We continue to progress toward our 2030 Sustainability Goals which include elements that aim for reductions in greenhouse gas emissions, use of natural forest fibers, use of plastics and use of water in water-stressed regions.

War in Ukraine - Consistent with the humanitarian nature of our products, we manufacture and sell only essential items in Russia, such as baby diapers and feminine pads, which are critical to the health and hygiene of women, girls and babies. Beginning in March 2022, we significantly adjusted our business in Russia, substantially curtailing media, advertising and promotional activity and suspending capital investments, other than certain maintenance investments, in our sole manufacturing facility in Russia. Our Russia business has represented approximately 1% to 2% of our net global sales, operating profit and total assets. Our ability to continue our operations in Russia may change as the situation evolves. We have experienced high input costs, supply chain complexities, reduced consumer demand, restricted access to raw materials and production assets, and restricted access to financial institutions, as well as supply chain, professional services, monetary, currency, trade and payment/investment sanctions and related controls. As the business, geopolitical and regulatory environment concerning Russia evolves, we may not be able to sustain the limited manufacture and sale of our products, and our assets may be partially or fully impaired.

Results of Operations

Consolidated Results

The following discussion and analysis compares our consolidated results of operations and other information for 2025 to 2024.

Summary of Results

	Year Ended December 31		% Change
	2025	2024	
Net Sales	$ 16,447	$ 16,805	(2.1)%
Gross Profit	5,923	6,289	(5.8)%
Operating Profit	2,351	2,700	(12.9)%
Provision for income taxes	(599)	(442)	35.5 %
Income from Continuing Operations	1,649	2,192	(24.8)%
Income from Discontinued Operations, Net of Income Taxes	400	386	3.6 %
Net Income Attributable to Kimberly-Clark Corporation	2,021	2,545	(20.6)%
Diluted Earnings per Share from Continuing Operations	4.86	6.41	(24.2)%
Diluted Earnings per Share from Discontinued Operations	1.21	1.14	6.1 %

Adjusted Results - Continuing Operations

	Year Ended December 31		% Change
	2025	2024	
Adjusted Gross Profit[a]	$ 6,136	$ 6,433	(4.6)%
Adjusted Operating Profit[a]	2,731	2,727	0.1 %
Adjusted Earnings per Share[a]	6.12	6.16	(0.6)%
Adjusted Effective Tax Rate[a]	22.8%	22.7%	0.1 %

(a) Adjusted amounts are Non-GAAP financial measures. See "Summary of Non-GAAP Financial Measures" below for reconciliations of our GAAP to Non-GAAP measures.

Net Sales:

Drivers of the changes in net sales were:

Percent Change in Net Sales	Volume	Mix/Other	Net Price	Divestitures and Business Exits[c]	Currency Translation	Total[a]	Organic[b]
2025 versus 2024	2.5	0.1	(0.9)	(2.9)	(0.9)	(2.1)	1.7

(a) Total may not sum across due to rounding.

(b) Represents the change in net sales excluding the impacts of currency translation and divestitures and business exits. Organic Sales Growth is a non-GAAP financial measure. See "Summary of Non-GAAP Financial Measures" below for reconciliations of our GAAP to non-GAAP measures.

(c) Impact of the sale of the PPE business, the exit of the Company's private label diaper business in the United States, and other exited businesses and markets in conjunction with the 2024 Transformation Initiative.

Net sales of $16.4 billion declined 2.1%, primarily from divestitures and business exits and unfavorable currency impacts, partially offset by organic sales growth. Organic sales increased 1.7% driven by volume gains of 2.5%, partially offset by lower pricing.

Gross and Operating Profits

Gross profit of $5.9 billion decreased 5.8%, while gross margin of 36.0% decreased 140 basis points. Gross margin in the current and prior year included approximately 130 basis points and 85 basis points, respectively, for charges related to the 2024 Transformation Initiative, primarily for incremental depreciation expense, workforce reductions and asset write-offs. Excluding these charges, adjusted gross margin was 37.3%, a decrease of 100 basis points primarily due to unfavorable pricing net of cost inflation, including tariff impacts, and supply chain related investments, partially offset by gross productivity savings from integrated margin management of approximately $460.

Operating profit of $2.4 billion decreased 12.9%, inclusive of charges of $348 related to the 2024 Transformation Initiative and $32 related to the Kenvue Acquisition. Results in the prior year included a $565 gain from the sale of our PPE business, offset by charges of $456 related to the 2024 Transformation Initiative and $136 from the impairment of intangible assets and litigation and regulatory matters associated with a previously exited business. Excluding these items, adjusted operating profit was $2.7 billion, in line with the prior year.

Drivers of the changes in adjusted operating profit were:

Percent Change in Adjusted Operating Profit	Volume	Net Price	Input Costs	Other Manufacturing Costs[a]	Currency Translation	Other[b]	Total[c]
2025 versus 2024	1.2	(5.8)	(7.2)	3.6	(0.6)	8.9	0.1

(a) Includes net impact of productivity initiatives, product and supply chain investments and other changes in cost of products sold.

(b) Includes impact of changes in product mix, marketing, research and general expenses and other (income) and expense, net.

(c) Adjusted Operating Profit is a non-GAAP financial measure. See "Summary of Non-GAAP Financial Measures" below for reconciliations of our GAAP to non-GAAP measures.

Adjusted operating profit was in line with the prior year as lower adjusted gross profit discussed above, coupled with a 380 basis point impact from divestitures and business exits was offset by lower marketing, research and general expenses.

Income from Continuing Operations

Income from Continuing Operations of $1.6 billion decreased 24.8%, reflective of the operating profit drivers discussed above, coupled with lower income from equity companies and a higher effective tax rate.

Our share of net income of equity companies was $196 compared to $216 in the prior year. The decrease was primarily driven by Kimberly-Clark de Mexico, S.A.B. de C.V., due to unfavorable currency effects and higher input costs, partially offset by pricing, productivity savings and lower general and administrative expenses.

The effective tax rate was 29.2% compared to 18.3% in the prior year. The increase was primarily due to incremental tax charges relating to a valuation allowance on current and prior year U.S. foreign tax credits due to provisions within the One Big Beautiful Bill Act ("OBBBA"), coupled with tax benefits recognized in the prior year for the release of an uncertain tax position reserve related to the impairment for certain Softex intangible assets. The adjusted effective tax rate was 22.8%, in line with the prior year.

Diluted earnings per share of $4.86 decreased 24.2% reflective of the decrease in Income from Continuing Operations discussed above, partially offset by lower weighted average shares outstanding. Adjusted earnings per share of $6.12 were in line with the prior year.

Income from Discontinued Operations, Net of Income Taxes

Income from discontinued operations, net of income taxes of $400 increased 3.6% primarily due to gross productivity savings and a reduction in depreciation and amortization expense of $70, partially offset by pre-tax separation costs of $77.

Segment Results

The following presents the results of the Company's reportable segments and compares our segment net sales, operating profit and other information for 2025 to 2024.

Drivers of the changes in segment net sales and operating profit were:

Percent Change in Segment Net Sales	Volume	Mix/Other	Net Price	Divestitures and Business Exits[c]	Currency Translation	Total[a]	Organic[b]
NA	2.6	(0.5)	(0.4)	(3.9)	(0.2)	(2.4)	1.8
IPC	2.3	1.3	(2.0)	(0.2)	(2.3)	(0.9)	1.7

Percent Change in Segment Operating Profit	Volume	Net Price	Input Costs	Other Manufacturing Costs[d]	Currency Translation	Other[e]	Total
NA	0.3	(1.7)	(3.4)	0.4	(0.2)	5.0	0.4
IPC	4.7	(13.7)	(13.1)	12.2	(1.4)	7.7	(3.6)

(a) Total may not sum across due to rounding.

(b) Represents the change in net sales excluding the impacts of currency translation and divestitures and business exits. Organic Sales Growth is a non-GAAP financial measure. See "Summary of Non-GAAP Financial Measures" below for reconciliations of our GAAP to non-GAAP measures.

(c) Impact of the sale of the PPE business, the exit of the Company's private label diaper business in the United States, and other exited businesses and markets in conjunction with the 2024 Transformation Initiative.

(d) Includes net impact of productivity initiatives, product and supply chain investments and other changes in cost of products sold.

(e) Includes impact of changes in product mix, marketing, research and general expenses and other (income) and expense, net.

North America

	Year Ended December 31		
	2025	2024	% Change
Net Sales	$ 10,753	$ 11,017	(2.4)%
Operating Profit	2,553	2,542	0.4 %

Net sales of $10.8 billion decreased 2.4%, as the exit of the private label diaper business in the US was partially offset by organic sales growth. Organic sales increased 1.8% primarily from volume gains of 2.6%, with all categories growing volume, partially offset by lower pricing and mix.

Operating profit of $2.6 billion was broadly in line with the prior year, as impacts from divestitures and business exits (approximately 330 basis points), unfavorable pricing net of cost inflation and supply chain related investments were offset by gross productivity savings and lower marketing, research and general expenses.

International Personal Care

	Year Ended December 31		
	2025	**2024**	**% Change**
Net Sales	$ **5,694**	$ 5,743	(0.9)%
Operating Profit	**796**	826	(3.6)%

Net sales of $5.7 billion decreased 0.9% as unfavorable currency impacts of 2.3% were partially offset by a 1.7% increase in organic sales. Organic sales benefited from volume and mix gains of 2.3% and 1.3%, respectively, driven by China, Indonesia, Australia and South Korea, partially offset by lower pricing.

Operating profit of $796 decreased 3.6% primarily due to unfavorable pricing net of cost inflation, supply chain related investments and currency impacts, partially offset by gross productivity savings, lower marketing, research and general expenses and volume and mix gains.

Liquidity and Capital Resources

As detailed in Item 8, Note 1 to the Consolidated Financial Statements, the Consolidated Statements of Cash Flows are presented on a consolidated basis for both continuing operations and discontinued operations. As a result, unless specifically stated, the following discussion reflects Kimberly-Clark's consolidated results for all periods presented.

Cash Provided by Operations

Cash provided by operations for the year ended December 31, 2025 was $2.8 billion compared to $3.2 billion in the prior year. The decrease was driven by lower operating profit and timing impacts to working capital, including incremental restructuring and IFP Transaction separation cost payments of approximately $110.

Obligations

The following table presents our total contractual obligations for which cash flows are fixed or determinable.

	Total	2026	2027	2028	2029	2030	2031+
Long-term debt	$ 6,896	$ 413	$ 608	$ 704	$ 706	$ 745	$ 3,720
Interest payments on long-term debt	2,499	240	236	216	183	158	1,466
Operating lease liabilities	438	146	116	69	42	27	38
Unconditional purchase obligations	3,863	956	415	411	346	348	1,387
Open purchase orders	3,061	2,625	322	76	33	4	1
Total contractual obligations	$16,757	$ 4,380	$ 1,697	$ 1,476	$ 1,310	$ 1,282	$ 6,612

The unconditional purchase obligations are for the purchase of raw materials, primarily superabsorbent materials, pulp and utilities. Although we are primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, we believe exposure to losses, if any, under these arrangements is not material.

The open purchase orders displayed in the table represent amounts for goods and services we have negotiated for delivery.

The table does not include amounts where payments are discretionary or the timing is uncertain. The following payments are not included in the table:

- We will fund our defined benefit pension plans to meet or exceed statutory requirements and currently expect to contribute approximately $15 to these plans in 2026.

- Other postretirement benefit payments are estimated using actuarial assumptions, including expected future service, to project the future obligations. Based upon those projections, we anticipate making annual payments for these obligations of approximately $45 through 2035.

- Accrued income tax liabilities for uncertain tax positions, deferred taxes and noncontrolling interests.

<u>Investing</u>

Cash used for investing for the year ended December 31, 2025 was $951 compared to $100 in the prior year. This change is largely due to proceeds from asset and business dispositions of $651 in the prior year, primarily from the sale of our PPE business, and increased capital spending ($1.1 billion compared to $721 in the prior year). We expect capital spending to be approximately $1.3 billion in 2026, including incremental spending from the 2024 Transformation Initiative.

<u>Financing</u>

Cash used for financing for the year ended December 31, 2025 was $2.2 billion compared to $3.2 billion in the prior year. This decrease was primarily due to decreased share repurchases, coupled with an increase in our short term debt for U.S. commercial paper. During the current year, we repurchased 1.1 million shares of our common stock at a cost of $141 through a broker in the open market, and paid $1.7 billion in dividends.

We issue long-term debt in the public market periodically. Proceeds from the offerings are used for general corporate purposes, including repayment of maturing debt or outstanding commercial paper indebtedness. See Item 8, Note 7 to the Consolidated Financial Statements for details.

Our short-term debt, which consists of U.S. commercial paper with original maturities up to 90 days and/or other similar short-term debt issued by non-U.S. subsidiaries, was $282 as of December 31, 2025 (included in debt payable within one year on the Consolidated Balance Sheets). The average month-end balance of short-term debt in the current year was $323. These short-term borrowings provide supplemental funding to support our operations, with the level of short-term debt generally fluctuating depending upon the amount of operating cash flows and the timing of customer receipts and payments for items such as pension contributions, dividends and income taxes.

As a result of the pending Kenvue acquisition, in November 2025, the Company and JPMorgan Chase Bank, N.A. (the "Bank") executed a certain bridge loan facility commitment letter, pursuant to which the Bank has committed to provide bridge financing (the "Bridge Facility") in an amount of $7.7 billion to the Company to fund the Cash Consideration, the fees, costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and to repay certain existing indebtedness of Kenvue and/or its subsidiaries. In December 2025, $3.8 billion of the commitments in the Bridge Facility were terminated in connection with entry into the New Revolving Credit Facility and DDTL Credit Facility (as defined below).

In December 2025, we entered into (i) the Five-Year Revolving Credit Agreement by and among Kimberly-Clark, JPMorgan Chase Bank, N.A. (the "Bank") and the other lenders party thereto (the "New Revolving Credit Facility") and (ii) the Delayed Draw Term Loan Credit Agreement by and among Kimberly-Clark, the Bank, and the other lenders party thereto (the "DDTL Credit Facility"). The New Revolving Credit Facility matures in December 2030 and provides for a revolving credit facility of up to $4.0 billion (which may be increased by up to $1.0 billion upon obtaining additional commitments from the then-existing or new lenders and the satisfaction of certain other conditions). Concurrently with the closing of the New Revolving Credit Facility and the DDTL Credit Facility, we terminated the commitments outstanding under our previous $750 revolving credit facility, originally set to mature in May 2026 and reduced the commitments outstanding under our existing $2.0 billion revolving credit facility, which matures in June 2028, to $1.0 billion. See Item 8, Note 7 to the Consolidated Financial Statements for further details.

As of December 31, 2025, total debt from continuing operations was $7.2 billion compared to $7.4 billion as of December 31, 2024.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We are expecting favorable cash tax impacts in the near and medium term as a result of the OBBBA. During the year ended December 31, 2025, provisions within the OBBBA increased the Noncurrent deferred tax liability by approximately $220 primarily due to the valuation allowance on current and prior year U.S.

foreign tax credits and changes providing for the immediate deduction of previously capitalized research and development expenditures.

In October 2021, members of the Organization for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting Project ("Inclusive Framework") agreed to a two-pillar solution to reform the international tax framework to realign international taxation with economic activities and value creation. Inclusive Framework members agreed to a coordinated system of Global anti-Base Erosion rules, referred to as Pillar 2, that are designed to ensure large multinational enterprises pay a minimum 15% level of tax on the income arising in each jurisdiction in which they operate. Many countries have formally implemented Pillar 2, and several other countries have draft legislation to implement this framework. The implementation of Pillar 2 has not had a material impact on our Consolidated Financial Statements. We will continue to monitor and evaluate new legislation and guidance, which could change our current assessment.

We believe that our ability to generate cash from operations and our capacity to issue short-term and long-term debt are adequate to fund working capital, obligations related to our 2024 Transformation Initiative, capital spending, pension contributions, share repurchases, dividends and other needs for the foreseeable future. Further, we do not expect restrictions or taxes on repatriation of cash held outside of the U.S. to have a material effect on our overall business, liquidity, financial condition or results of operations for the foreseeable future.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting estimates we used in the preparation of the Consolidated Financial Statements are those that are important both to the presentation of our financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to accruals for sales incentives and trade promotion allowances, pension and other postretirement benefits, deferred income taxes and potential income tax assessments, and goodwill and other intangible assets. These critical accounting estimates have been reviewed with the Audit Committee of the Board of Directors.

Sales Incentives and Trade Promotion Allowances

Trade promotion programs include introductory marketing funds such as slotting fees, cooperative marketing programs, temporary price reductions and other activities conducted by our customers to promote our products. Rebate and promotion accruals are based on estimates of the quantity of customer sales. Promotion accruals also consider estimates of the number of consumer coupons that will be redeemed and timing and costs of activities within the promotional programs. Generally, the estimated redemption value of consumer coupons and related expense are based on historical patterns of coupon redemption, influenced by judgments about current market conditions such as competitive activity in specific product categories, and the cost is recorded when the related revenue from customers is realized. Our related accounting policies are discussed in Item 8, Note 1 to the Consolidated Financial Statements.

Employee Postretirement Benefits

Substantially all regular employees in the U.S. and the United Kingdom are covered by defined contribution retirement plans and certain U.S. and United Kingdom employees previously earned benefits covered by defined benefit pension plans that currently provide no future service benefit (the "Principal Plans"). Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. Our related accounting policies and account balances are discussed in Item 8, Note 9 to the Consolidated Financial Statements.

Changes in certain assumptions could affect pension expense and the benefit obligations, particularly the estimated long-term rate of return on plan assets and the discount rate used to calculate the obligations:

- Long-term rate of return on plan assets. The expected long-term rate of return is evaluated on an annual basis. In setting these assumptions, we consider a number of factors including projected future returns by asset class relative to the target asset allocation. Actual asset allocations are regularly reviewed and they are periodically rebalanced to the targeted allocations when considered appropriate.

As of December 31, 2025, the Principal Plans had cumulative unrecognized investment and actuarial losses of approximately $1.0 billion. These unrecognized net losses may increase future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate pension obligations, or (iii) other actuarial gains, and whether such accumulated actuarial losses at each measurement date exceed the "corridor" as required. If the expected long-term rate of return on assets for the Principal Plans were lowered by 0.25%, the impact on annual pension expense would not be material in 2026.

- Discount rate. The discount (or settlement) rate used to determine the present value of our future U.S. pension obligation as of December 31, 2025 was based on a portfolio of high quality corporate debt securities with cash flows that largely match the expected benefit payments of the plan. For the United Kingdom plan, the discount rate was determined based on yield curves constructed from a portfolio of high quality corporate debt securities. Each year's expected future benefit payments were discounted to their present value at the appropriate yield curve rate to determine the pension obligations. If the discount rate assumptions for these same plans were reduced by 0.25%, the increase in annual pension expense would not be material in 2026, and the December 31, 2025 pension liability would increase by about $50.

- Other assumptions. There are a number of other assumptions involved in the calculation of pension expense and benefit obligations, primarily related to participant demographics and benefit elections.

Pension expense for defined benefit pension plans is estimated to approximate $45 in 2026. Pension expense beyond 2026 will depend on future investment performance, our contributions to the pension trusts, changes in discount rates and various other factors related to the covered participants in the plans.

Substantially all U.S. retirees and employees have access to our unfunded health care and life insurance benefit plans. Changes in significant assumptions could affect the consolidated expense and benefit obligations, particularly the discount rate used to calculate the obligations and the health care cost trend rate:

- Discount rate. The determination of the discount rates used to calculate the benefit obligations of the plans is discussed in the pension benefit section above, and the methodology for each country is the same as the methodology used to determine the discount rate for that country's pension obligation. If the discount rate assumptions for these plans were reduced by 0.25%, the impact to 2026 other postretirement benefit expense and the increase in the December 31, 2025 benefit liability would not be material.

- Health care cost trend rate. The health care cost trend rate is based on a combination of inputs including our recent claims history and insights from external advisers regarding recent developments in the health care marketplace, as well as projections of future trends in the marketplace.

Deferred Income Taxes and Potential Assessments

As a global organization, we are subject to income tax requirements in various jurisdictions in the U.S. and internationally. Changes in certain assumptions related to income taxes could significantly affect consolidated results, particularly with regard to valuation allowances on deferred tax assets, undistributed earnings of subsidiaries outside the U.S. and uncertain tax positions. Our income tax related accounting policies, account balances and matters affecting income taxes are discussed in Item 8, Note 14 to the Consolidated Financial Statements.

- Deferred tax assets and related valuation allowances. We have recorded deferred tax assets related to, among other matters, income tax loss carryforwards, income tax credit carryforwards and capital loss carryforwards and have established valuation allowances against these deferred tax assets. These carryforwards are primarily in non-U.S. taxing jurisdictions and in certain states in the U.S. Foreign tax credits earned in the U.S. in current and prior years, which cannot be used currently, also give rise to net deferred tax assets. In determining the valuation allowances to establish against these deferred tax assets, many factors are considered, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

- Undistributed earnings. Deferred taxes have been recorded on $1.2 billion of earnings of foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute any remaining foreign earnings and therefore have not recorded deferred taxes for foreign and U.S. income taxes on such earnings. We consider any excess of the amount for financial reporting over the tax basis in our foreign subsidiaries to be indefinitely reinvested. The determination of deferred tax liabilities on the amount of financial reporting over tax basis or the remaining foreign earnings is not practicable.

- Uncertain tax positions. We record our global tax provision based on the respective tax rules and regulations for the jurisdictions in which we operate. Where we believe that a tax position is supportable for income tax purposes, the item is included in our income tax returns. Where treatment of a position is uncertain, a liability is recorded based upon the expected most likely outcome taking into consideration the technical merits of the position based on specific tax regulations and facts of each matter. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities or the expiration of the statute of limitations.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not subject to amortization and are tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Intangible assets that are deemed to have finite lives are amortized over their useful lives, generally ranging from 4 to 20 years. We typically obtain the assistance of third-party valuation specialists to measure the acquisition date fair values of goodwill and other intangible assets acquired.

Events and conditions that could result in impairment include a sustained drop in the market price of our common shares, increased competition or loss of market share, obsolescence, product claims that result in a significant loss of sales or profitability over the product life, deterioration in macroeconomic conditions, or declining financial performance in comparison to projected results.

Goodwill

In our evaluation of goodwill impairment, we have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit is more than its carrying value. Qualitative factors include macroeconomic, industry and competitive conditions, legal and regulatory environments, historical and projected financial performance, significant changes in the reporting unit and the magnitude of excess fair value over carrying amount from the previous quantitative impairment testing. If the qualitative assessment determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test to estimate fair value must be performed. When a quantitative test is considered necessary, estimates of fair value for goodwill impairment testing are determined based on a discounted cash flow model and a market-based approach. We use inputs from our long-range planning process to determine growth rates for sales and earnings. The other key estimates and factors used in the discounted cash flow model include, but are not limited to, discount rates, actual business trends experienced, commodity prices, foreign exchange rates, inflation and terminal growth rates.

We completed our required annual assessment of goodwill for impairment for all our reporting units using a qualitative assessment as of the first day of the third quarter of the year ended December 31, 2025, concluding that it was more likely than not that the fair value of each reporting unit significantly exceeded the respective carrying amounts.

Other Intangible Assets

We evaluate the useful lives of our other intangible assets, primarily brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our estimate of the fair value of our brand assets is based on a discounted cash flow model and a market-based approach using inputs which include projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate. The cash flows used in the discounted cash flow model are consistent with those we use in our internal planning, which gives consideration to actual business trends experienced and the long-term business strategy.

We performed our 2025 impairment assessment of our intangible assets as of the first day of the third quarter using a qualitative assessment, concluding that no impairment indicators were found to be present.

New Accounting Standards

See Item 8, Note 1 to the Consolidated Financial Statements for a description of recent accounting standards and their anticipated effects on our Consolidated Financial Statements.

Forward Looking Statements

Certain matters contained in this report concerning our plans and expectations regarding the pending Kenvue Acquisition, as defined in Item 8, Note 4 to the Consolidated Financial Statements (referred to below and within Item 1A, "Risk Factors" as the "pending mergers" or the "mergers") and the pending IFP Transaction, as defined in Item 8, Note 1 to the Consolidated Financial Statements, the business outlook, including raw material, energy and other input costs, the anticipated charges and savings from the 2024 Transformation Initiative, cash flow and uses of cash, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, including the impact in Argentina and Türkiye, effective tax rate, contingencies and anticipated transactions of Kimberly-Clark, including dividends, share repurchases and pension contributions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are based upon management's expectations and beliefs concerning future events impacting Kimberly-Clark. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the successful completion of the mergers and the achievement of future cost savings and projected volume increases. In addition, many factors outside our control, including risks and uncertainties around the pending mergers (including the risk that the anticipated benefits and synergies of the mergers may not be realized when expected or at all, the terms and scope of the expected financing in connection with the mergers may prove to be less favorable than currently expected, that the mergers may not be completed in a timely matter or at all and the risk of litigation related to the mergers), the pending IFP Transaction (including risks related to delays or failure to complete the proposed transaction, the incurrence of significant transaction and separation costs, adverse market reactions, regulatory or legal challenges, and operational disruptions), risks that we are not able to realize the anticipated benefits of the 2024 Transformation Initiative (including risks related to disruptions to our business or operations or related to any delays in implementation), war in Ukraine (including the related responses of consumers, customers, and suppliers and sanctions issued by the U.S., the European Union, Russia or other countries), government trade or similar regulatory actions (including current and potential trade and tariff actions affecting the countries where we operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), pandemics, epidemics, fluctuations in foreign currency exchange rates, the prices and availability of our raw materials, supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which we do business), failure to realize the expected benefits or synergies from our acquisition and disposition activity, impairment of goodwill and intangible assets and our projections of operating results and other factors that may affect our impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for our products, energy costs, general economic and political conditions globally and in the markets in which we do business, as well as our ability to maintain key customer relationships, could affect the realization of these estimates.

The factors described under Item 1A, "Risk Factors" in this Annual Report on Form 10-K, or in our other SEC filings, among others, could cause our future results to differ from those expressed in any forward-looking statements made by us or on our behalf. Other factors not presently known to us or that we presently consider immaterial could also affect our business operations and financial results.

SUMMARY OF NON-GAAP FINANCIAL MEASURES

The following provides the reconciliation of the non-GAAP financial measures provided in this report to the most closely related GAAP measure. These measures include: Organic Sales Growth, Adjusted Gross Profit, Adjusted Operating Profit, Adjusted Earnings per Share, and Adjusted Effective Tax Rate. All discussions regarding non-GAAP financial measures reflect results from our continuing operations for all periods presented.

- Organic Sales Growth is defined as the change in Net Sales, as determined in accordance with U.S. GAAP, excluding the impacts of currency translation and divestitures and business exits.

- Adjusted Gross and Operating Profit, Adjusted Earnings per Share, and Adjusted Effective Tax Rate are defined as Gross Profit, Operating Profit, Diluted Earnings per Share, and Effective Tax Rate, respectively, as determined in accordance with U.S. GAAP, excluding the impacts of certain items that management believes do not reflect our underlying operations, and which are discussed in further detail below.

The income tax effect of these non-GAAP items on the Company's Adjusted Earnings per Share is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment. The impact of these non-GAAP items on the Company's effective tax rate represents the difference in the effective tax rate calculated with and without the non-GAAP adjustment on Income from Continuing Operations Before Income Taxes and Equity Interests and Provision for income taxes.

We use these non-GAAP financial measures to assist in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items that we do not believe reflect our underlying and ongoing operations. We believe that presenting these non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating our results. We believe that the presentation of these non-GAAP financial measures, when considered together with the corresponding U.S. GAAP financial measures and the reconciliation to those measures, provides investors with additional understanding of the factors and trends affecting our business than could be obtained absent these disclosures.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, and they should be read only in conjunction with our Consolidated Financial Statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. We compensate for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures.

The non-GAAP financial measures exclude the following items for the relevant time periods:

- 2024 Transformation Initiative - We initiated this transformation to create a more agile and focused operating structure that will accelerate our proprietary pipeline of innovation in right-to-win spaces and improve our growth trajectory, profitability, and returns on investment. See Item 8, Note 2 to the Consolidated Financial Statements for details.

- Kenvue Acquisition -   Acquisition-related costs incurred in connection with the pending Kenvue Acquisition, primarily related to external advisory, legal, accounting, and other related costs. See Item 8, Note 4 to the Consolidated Financial Statements for details.

- U.S. Tax Reform Related Matters (OBBBA) - In 2025, we recognized a valuation allowance on prior year U.S. foreign tax credits as a result of provisions within the OBBBA that impact our ability to use the credits.

- IFP Repatriated Earnings – In connection with the IFP Transaction, we recognized a deferred tax liability for certain permanently reinvested earnings from the IFP Business that are expected to be repatriated prior to the close of the transaction.

- Sale of PPE Business - In 2024, we recognized a gain related to the sale of our PPE business. See Item 8, Note 4 to the Consolidated Financial Statements for details.

- Impairment of Intangible Assets - In 2024, we recognized charges related to the impairment of certain intangible assets related to Softex and Thinx. See Item 8, Note 5 to the Consolidated Financial Statements for details.

- Legal Expense - In 2024, we incurred certain costs related to litigation and regulatory matters for a previously exited business.

- Softex Tax Reserve Release - In 2024, we released a reserve for an uncertain tax position related to the prior year impairment of certain Softex intangible assets.

The following table provides a reconciliation of Organic Sales Growth from continuing operations:

	Year Ended December 31, 2025		
	Percent change vs. the prior year period		
	NA	IPC	Total
Net Sales Growth	(2.4)	(0.9)	(2.1)
Currency Translation	0.2	2.3	0.9
Divestitures and Business Exits	4.0	0.3	2.9
Organic Sales Growth[a]	1.8	1.7	1.7

(a) Table may not foot due to rounding.

The following table provides a reconciliation of Adjusted Gross Profit from continuing operations:

	Year Ended December 31			
	2025		2024	
Gross Profit	$	5,923	$	6,289
2024 Transformation Initiative		213		144
Adjusted Gross Profit	$	6,136	$	6,433

The following table provides a reconciliation of Adjusted Operating Profit from continuing operations:

	Year Ended December 31			
	2025		2024	
Operating Profit	$	2,351	$	2,700
2024 Transformation Initiative		348		456
Kenvue Acquisition		32		—
Sale of PPE Business		—		(565)
Impairment of Intangible Assets		—		97
Legal Expense		—		39
Adjusted Operating Profit	$	2,731	$	2,727

The following table provides a reconciliation of Adjusted Earnings per Share from continuing operations:

	Year Ended December 31	
	2025	**2024**
Diluted Earnings per Share	$ **4.86**	$ 6.41
2024 Transformation Initiative	**0.86**	1.01
Kenvue Acquisition	**0.07**	—
OBBBA	**0.29**	—
IFP Repatriated Earnings	**0.04**	—
Sale of PPE Business	**—**	(1.34)
Impairment of Intangible Assets	**—**	0.17
Legal Expense	**—**	0.11
Softex Tax Reserve Release	**—**	(0.20)
Adjusted Earnings per Share[a]	$ **6.12**	$ 6.16

(a) The non-GAAP adjustments included above are presented net of tax. The income tax effect of these non-GAAP items is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment. Refer to the Adjusted Effective Tax Rate reconciliation below for the tax effect of these adjustments on the Company's reported Provision for income taxes.

The following table provides a reconciliation of the continuing operations Adjusted Effective Tax Rate:

	Year Ended December 31			
	2025		**2024**	
	Income From Continuing Operations Before Income Taxes and Equity Interests	**Provision for Income Taxes**	**Income From Continuing Operations Before Income Taxes and Equity Interests**	**Provision for Income Taxes**
As Reported	$ **2,052**	$ **(599)**	$ 2,418	$ (442)
2024 Transformation Initiative	**351**	**(56)**	457	(118)
Kenvue Acquisition	**32**	**(8)**	—	—
OBBBA	**—**	**96**	—	—
IFP Repatriated Earnings	**—**	**13**	—	—
Sale of PPE Business	**—**	**—**	(565)	112
Impairment of Intangible Assets	**—**	**—**	97	(40)
Legal Expense	**—**	**—**	39	(1)
Softex Tax Reserve Release	**—**	**—**	—	(67)
As Adjusted	$ **2,435**	$ **(554)**	$ 2,446	$ (556)
Effective Tax Rate:				
As Reported		**29.2%**		18.3%
As Adjusted		**22.8%**		22.7%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational enterprise, we are exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation, and are primarily entered into with major financial institutions. Our credit exposure under these arrangements is limited to agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is actively monitored but is not considered significant since these transactions are executed with a diversified group of financial institutions.

Presented below is a description of our risks (foreign currency risk and interest rate risk) together with a sensitivity analysis, performed annually, of each of these risks based on selected changes in market rates and prices. These analyses reflect management's view of changes which are reasonably possible to occur over a one-year period. Also included is a description of our commodity price risk.

Foreign Currency Risk

A portion of our foreign currency risk is managed through the systematic use of foreign currency forward contracts. The use of these instruments supports the management of transactional exposures to exchange rate fluctuations as the gains or losses incurred on the derivative instruments will offset, in whole or in part, gains or losses on the underlying foreign currency exposure. We also utilize cross-currency swaps and foreign denominated debt to hedge certain investments in foreign subsidiaries. The gain or loss on these instruments is recognized in other comprehensive income to offset the change in value of the net investments being hedged.

Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. An annual test is performed to quantify the effects that possible changes in foreign currency exchange rates would have on annual operating profit based on our foreign currency contracts and transactional exposures at the current year-end. The balance sheet effect is calculated by multiplying each affiliate's net monetary asset or liability position by a 10% change in the foreign currency exchange rate versus the U.S. dollar.

As of December 31, 2025, a 10% unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures would not be material to our consolidated financial position, results of operations or cash flows. This hypothetical loss on transactional exposures is based on the difference between the December 31, 2025 rates and the assumed rates.

Our operations in Argentina ("K-C Argentina") are reported using highly inflationary accounting and their functional currency is the U.S. dollar. Changes in the value of an Argentine peso versus the U.S. dollar applied to our net peso monetary position are recorded in Other (income) and expense, net at the time of the change. As of December 31, 2025, K-C Argentina had an immaterial net peso monetary position and a 10% unfavorable change in the exchange rate would not be material.

As of April 1, 2022, we adopted highly inflationary accounting for our operations in Türkiye ("K-C Türkiye"), and their functional currency is also the U.S. dollar. Changes in the value of a Turkish lira versus the U.S. dollar applied to our net lira monetary position are recorded in Other (income) and expense, net at the time of the change. As of December 31, 2025, K-C Türkiye had an immaterial net lira monetary position and a 10% unfavorable change in the exchange rate would not be material.

The translation of the balance sheets of non-U.S. operations from local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. Consequently, an annual test is performed to determine if changes in currency exchange rates would have a significant effect on the translation of the balance sheets of non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA") within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of these non-U.S. operations by a 10% change in the currency exchange rates. As of December 31, 2025, a 10% unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of our foreign currency translation exposures would have reduced stockholders' equity by approximately $600. In the view of management, the above potential UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to our consolidated financial position because they would not affect our cash flow.

Interest Rate Risk

Interest rate risk is managed through the maintenance of a portfolio of variable and fixed-rate debt composed of short and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. As of December 31, 2025, the long-term debt portfolio was comprised of primarily fixed-rate debt. From time to time, we also hedge the anticipated issuance of fixed-rate debt and those contracts are designated as cash flow hedges.

As of December 31, 2025, a 1 percentage point increase in the applicable interest rates of our variable-rate debt would not materially impact the amount of interest expense recognized for the year ended December 31, 2025.

Commodity Price Risk

We are subject to commodity price risk, the most significant of which relates to the price of pulp and petroleum-based materials. Selling prices of products are influenced, in part, by the market price for these pulp and petroleum-based materials. As previously discussed under Item 1A, "Risk Factors," increases in pulp or petroleum-based material prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in commodity prices. In some instances, we use contracts of varying durations along with strategic pricing mechanisms to manage volatility for a portion of our commodity costs.

Our energy, manufacturing and transportation costs are affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. As previously discussed under Item 1A, "Risk Factors," there can be no assurance we will be fully protected against substantial changes in the price or availability of energy sources. In addition, we are subject to price risk for utilities and manufacturing inputs, used in our manufacturing operations. Derivative instruments are used in accordance with our risk management policy to hedge a portion of the price risk.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)		Year Ended December 31				
		2025		2024		2023
Net Sales	$	**16,447**	$	16,805	$	17,146
Cost of products sold		**10,524**		10,516		10,877
Gross Profit		**5,923**		6,289		6,269
Marketing, research and general expenses		**3,528**		3,930		3,615
Impairment of intangible assets		**—**		97		658
Other (income) and expense, net		**44**		(438)		68
Operating Profit		**2,351**		2,700		1,928
Nonoperating expense		**(67)**		(60)		(95)
Interest income		**24**		48		66
Interest expense		**(256)**		(270)		(293)
Income from Continuing Operations Before Income Taxes and Equity Interests		**2,052**		2,418		1,606
Provision for income taxes		**(599)**		(442)		(343)
Income from Continuing Operations Before Equity Interests		**1,453**		1,976		1,263
Share of net income of equity companies		**196**		216		196
Income from Continuing Operations		**1,649**		2,192		1,459
Income from Discontinued Operations, Net of Income Taxes		**400**		386		305
Net Income		**2,049**		2,578		1,764
Net income attributable to noncontrolling interests		**(28)**		(33)		—
Net Income Attributable to Kimberly-Clark Corporation	$	**2,021**	$	2,545	$	1,764

Per Share Basis						
Net Income Attributable to Kimberly-Clark Corporation						
Basic:						
Continuing operations	$	**4.88**	$	6.43	$	4.32
Discontinued operations		**1.21**		1.15		0.90
Basic Earnings per Share	$	**6.09**	$	7.58	$	5.22
Diluted:						
Continuing operations	$	**4.86**	$	6.41	$	4.31
Discontinued operations		**1.21**		1.14		0.90
Diluted Earnings per Share	$	**6.07**	$	7.55	$	5.21

See Notes to the Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Year Ended December 31		
	2025	**2024**	**2023**
Net Income	$ **2,049**	$ 2,578	$ 1,764
Other Comprehensive Income (Loss), Net of Tax			
Unrealized currency translation adjustments	**398**	(408)	89
Employee postretirement benefits	**16**	24	(15)
Cash flow hedges	**(92)**	188	12
Total Other Comprehensive Income (Loss), Net of Tax	**322**	(196)	86
Comprehensive Income	**2,371**	2,382	1,850
Comprehensive (income) loss attributable to noncontrolling interests	**(28)**	(21)	1
Comprehensive Income Attributable to Kimberly-Clark Corporation	$ **2,343**	$ 2,361	$ 1,851

See Notes to the Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31	
	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 688	$ 1,010
Accounts receivable, net	1,892	1,728
Inventories	1,475	1,452
Other current assets	535	694
Current assets of discontinued operations	720	696
Total Current Assets	5,310	5,580
Property, Plant and Equipment, Net	6,775	6,284
Investments in Equity Companies	330	314
Goodwill	1,839	1,796
Other Intangible Assets, Net	77	80
Other Assets	1,062	984
Non-current Assets of Discontinued Operations	1,705	1,508
TOTAL ASSETS	$ 17,098	$ 16,546
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Debt payable within one year	$ 694	$ 564
Trade accounts payable	3,388	3,264
Accrued expenses and other current liabilities	1,888	2,091
Dividends payable	415	402
Current liabilities of discontinued operations	740	683
Total Current Liabilities	7,125	7,004
Long-Term Debt	6,474	6,854
Non-current Employee Benefits	605	628
Deferred Income Taxes	445	300
Other Liabilities	646	609
Non-current Liabilities of Discontinued Operations	151	139
Redeemable Preferred Securities of Subsidiaries	22	37
Stockholders' Equity		
Kimberly-Clark Corporation		
Preferred stock - no par value - authorized 20.0 million shares, none issued	—	—
Common stock - $1.25 par value - authorized 1,200.0 million shares; issued 378.6 million shares as of December 31, 2025 and 2024	473	473
Additional paid-in capital	849	862
Common stock held in treasury, at cost - 46.7 and 46.8 million shares as of December 31, 2025 and 2024, respectively	(5,987)	(5,986)
Retained earnings	9,611	9,257
Accumulated other comprehensive income (loss)	(3,444)	(3,766)
Total Kimberly-Clark Corporation Stockholders' Equity	1,502	840
Noncontrolling Interests	128	135
Total Stockholders' Equity	1,630	975
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 17,098	$ 16,546

See Notes to the Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except per share amounts. Shares in thousands)	Common Stock Issued		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Stockholders' Equity
	Shares	Amount		Shares	Amount				
Balance as of December 31, 2022	378,597	$ 473	$ 679	41,135	$(5,137)	$ 8,201	$ (3,669)	$ 153	$ 700
Net income in stockholders' equity[a]	—	—	—	—	—	1,764	—	37	1,801
Other comprehensive income, net of tax[a]	—	—	—	—	—	—	87	(3)	84
Stock-based awards exercised or vested	—	—	(70)	(1,327)	140	—	—	—	70
Repurchases of common stock	—	—	—	1,791	(225)	—	—	—	(225)
Recognition of stock-based compensation	—	—	165	—	—	—	—	—	165
Dividends declared ($4.72 per share)	—	—	—	—	—	(1,594)	—	(35)	(1,629)
Other	—	—	104	—	—	(3)	—	1	102
Balance as of December 31, 2023	378,597	473	878	41,599	(5,222)	8,368	(3,582)	153	1,068
Net income in stockholders' equity[a]	—	—	—	—	—	2,545	—	31	2,576
Other comprehensive income, net of tax[a]	—	—	—	—	—	—	(184)	(12)	(196)
Stock-based awards exercised or vested	—	—	(155)	(2,027)	235	—	—	—	80
Repurchases of common stock	—	—	—	7,226	(1,000)	—	—	—	(1,000)
Recognition of stock-based compensation	—	—	128	—	—	—	—	—	128
Dividends declared ($4.88 per share)	—	—	—	—	—	(1,636)	—	(35)	(1,671)
Other	—	—	11	—	1	(20)	—	(2)	(10)
Balance as of December 31, 2024	378,597	473	862	46,798	(5,986)	9,257	(3,766)	135	975
Net income in stockholders' equity[a]	—	—	—	—	—	**2,021**	—	**25**	**2,046**
Other comprehensive income, net of tax[a]	—	—	—	—	—	—	**322**	—	**322**
Stock-based awards exercised or vested	—	—	**(161)**	**(1,154)**	**147**	—	—	—	**(14)**
Repurchases of common stock	—	—	—	**1,055**	**(141)**	—	—	—	**(141)**
Recognition of stock-based compensation	—	—	**135**	—	—	—	—	—	**135**
Dividends declared ($5.04 per share)	—	—	—	—	—	**(1,673)**	—	**(32)**	**(1,705)**
Other	—	—	**13**	—	**(7)**	**6**	—	—	**12**
Balance as of December 31, 2025	**378,597**	**$ 473**	**$ 849**	**46,699**	**$(5,987)**	**$ 9,611**	**$ (3,444)**	**$ 128**	**$ 1,630**

(a) Excludes redeemable interests' share.

See Notes to the Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
(In millions)	2025	2024	2023
Operating Activities			
Net income	$ 2,049	$ 2,578	$ 1,764
Depreciation and amortization	805	781	753
Asset impairments	18	114	676
Stock-based compensation	140	131	169
Deferred income taxes	241	(38)	(322)
Net (gains) losses on asset and business dispositions	39	(448)	(75)
Equity companies' earnings (in excess of) less than dividends paid	(35)	(62)	(59)
Operating working capital	(503)	178	582
Postretirement benefits	15	3	24
Other	8	(3)	30
Cash Provided by Operations	2,777	3,234	3,542
Investing Activities			
Capital spending	(1,138)	(721)	(766)
Proceeds from asset and business dispositions	33	651	245
Investments in time deposits	(447)	(605)	(720)
Maturities of time deposits	552	562	815
Other	49	13	8
Cash Used for Investing	(951)	(100)	(418)
Financing Activities			
Cash dividends paid	(1,660)	(1,628)	(1,588)
Change in short-term debt	275	1	(371)
Debt proceeds	—	—	363
Debt repayments	(550)	(554)	(475)
Proceeds from exercise of stock options	40	136	97
Repurchases of common stock	(141)	(1,000)	(225)
Cash paid for redemption of common securities of Thinx	—	—	(95)
Cash dividends paid to noncontrolling interests	(32)	(35)	(35)
Other	(111)	(86)	(45)
Cash Used for Financing	(2,179)	(3,166)	(2,374)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	33	(40)	(84)
Change in Cash and Cash Equivalents	(320)	(72)	666
Cash and cash equivalents from continuing operations - beginning of period	1,010	1,075	413
Cash and cash equivalents from discontinued operations - beginning of period[a]	11	18	14
Cash and Cash Equivalents - Beginning of Year	1,021	1,093	427
Cash and cash equivalents from continuing operations - end of period	688	1,010	1,075
Cash and cash equivalents from discontinued operations - end of period[a]	13	11	18
Cash and Cash Equivalents - End of Year	$ 701	$ 1,021	$ 1,093

(a) Included in Current assets of discontinued operations.

See Notes to the Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Accounting Policies

Basis of Presentation

The Consolidated Financial Statements present the accounts of Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest as if they were a single economic entity in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany transactions and accounts are eliminated in consolidation. The terms "Corporation," "Company," "Kimberly-Clark," "we," "our," and "us" refer to Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest. Amounts are reported in millions of dollars, except per share amounts, unless otherwise noted.

International Family Care and Professional ("IFP") Transaction

On June 5, 2025, we announced that the Company will form a joint venture with Suzano S.A. ("Suzano") and Suzano International Holding B.V., a wholly-owned subsidiary of Suzano ("Buyer"), comprised of substantially all the operations of the Company's former International Family Care and Professional ("IFP") segment (the "IFP Business"). To facilitate this transaction, we entered into an Equity and Asset Purchase Agreement (the "Purchase Agreement") with Buyer, pursuant to which we will, among other things, effectuate a reorganization through the transfer of certain assets, liabilities and equity interests of the IFP Business to Kimberly-Clark IFP NewCo B.V., an indirect wholly-owned subsidiary of the Company (the "Joint Venture"). At the time of closing, which is expected to take place in mid-2026 and will only take place following the satisfaction of consultation requirements and customary closing conditions, including obtaining required regulatory approvals, Buyer will acquire a 51% interest in the Joint Venture for a purchase price of approximately $1.7 billion, subject to certain closing adjustments set forth in the Purchase Agreement, and we will retain a 49% equity interest (the "IFP Transaction").

In accordance with ASC 205, *Presentation of Financial Statements*, we determined the IFP Transaction represents a strategic shift that will have a major effect on our operations and financial results. Accordingly, the results of the IFP Business are reported as discontinued operations in the accompanying Consolidated Statements of Income and have been excluded from both continuing operations and segment results for all periods presented. Further, the assets and liabilities of the IFP Business are classified as discontinued operations in the accompanying Consolidated Balance Sheets for all periods presented, and the Company has ceased depreciating and amortizing the long-lived assets of the IFP Business. The Consolidated Statements of Comprehensive Income, Stockholders' Equity and Cash Flows are presented on a consolidated basis for both continuing operations and discontinued operations. Unless otherwise noted, amounts and disclosures in the Notes to the Consolidated Financial Statements reflect only Kimberly-Clark's continuing operations. See Note 3 for additional details.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, sales incentives and trade promotion allowances, employee postretirement benefits, deferred income taxes and potential assessments, and valuation of goodwill and intangible assets.

Cash Equivalents

Cash equivalents are short-term investments with an original maturity date of three months or less.

Inventories and Distribution Costs

Most U.S. inventories are valued at the lower of cost, using the Last-In, First-Out ("LIFO") method, or market. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost or net realizable value using either the First-In, First-Out ("FIFO") or weighted-average cost methods. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Distribution costs are classified as cost of products sold.

Property and Depreciation

Property, plant and equipment are stated at cost and are depreciated on the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily ranging from 16 to 20 years. Purchases of computer software, including external costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing significant computer software applications for internal use, are capitalized. Computer software costs are amortized on the straight-line method over the estimated useful life of the software, which generally does not exceed 5 years.

Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use and eventual disposition of an asset group, which are identifiable and largely independent of the cash flows of other asset groups, are less than the carrying amount of the asset group. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss on the transaction is included in income.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not amortized, but rather is assessed for impairment annually on the first day of our third fiscal quarter and whenever events and circumstances indicate that impairment may have occurred. Impairment testing compares the reporting unit carrying amount, including goodwill, with its fair value. If the reporting unit carrying amount, including goodwill, exceeds its fair value, a goodwill impairment charge for the excess amount above fair value would be recorded. In our evaluation of goodwill impairment, we have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of each reporting unit is more than its carrying value. Qualitative factors include macroeconomic, industry and competitive conditions, legal and regulatory environments, historical and projected financial performance, significant changes in the reporting unit and the magnitude of excess fair value over carrying amount from the previous quantitative impairment testing. If the qualitative assessment determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test to estimate fair value must be performed. This quantitative estimate of fair value is based on a discounted cash flow model and a market-based approach. We use inputs from our long-range planning process to determine growth rates for sales and earnings. The other key estimates and factors used in the discounted cash flow model include, but are not limited to, discount rates, actual business trends experienced, commodity prices, foreign exchange rates, inflation and terminal growth rates.

Indefinite-lived intangible assets, other than goodwill, consist of certain brand names related to our acquisition of Softex Indonesia and are tested for impairment annually at the same time as our goodwill impairment assessment and whenever events and circumstances indicate that impairment may have occurred. Our estimate of the fair value of our brand assets is based on a discounted cash flow model and a market-based approach using inputs which include projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate.

Intangible assets with finite lives are amortized over their estimated useful lives, generally ranging from 4 to 20 years, and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset.

Investments in Equity Companies

Investments in companies which we do not control but over which we have the ability to exercise significant influence are accounted for under the equity method of accounting and are stated at cost plus equity in undistributed net income. These investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments might not be recoverable. An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In judging "other than temporary," we would consider the length of time and extent to which the fair value of the equity company investment has been less than the carrying amount, the near-term and longer-term operating and financial prospects of the equity company, and our longer-term intent of retaining the investment in the equity company.

Revenue Recognition

Sales revenue is recognized at the time of product shipment or delivery, depending on when control passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Sales are reported net of returns, consumer and trade promotions, rebates and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales.

Sales Incentives and Trade Promotion Allowances

The cost of promotion activities provided to customers is classified as a reduction in sales revenue. In addition, the estimated redemption value of consumer coupons and related expense are recorded when the related revenue from customers is realized. Rebate and promotion accruals are based on estimates of the quantity of customer sales. Promotion accruals also consider estimates of the number of consumer coupons that will be redeemed and timing and costs of activities within the promotional programs.

Advertising Expense

Advertising costs are expensed in the year the related advertisement or campaign is first presented through traditional or digital media. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising expense for the full year.

Research Expense

Research and development costs are charged to expense as incurred.

Other Income and Expense, Net

Other (income) and expense, net primarily includes gains and losses associated with business divestitures and acquisitions, re-measurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses.

Foreign Currency Translation

The income statements of foreign operations, other than those in highly inflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized translation adjustments. GAAP requires the use of highly inflationary accounting for countries whose cumulative three-year inflation exceeds 100%. Under highly inflationary accounting, the countries' functional currency becomes the U.S. dollar, and its income statement and balance sheet are measured in U.S. dollars using both current and historical rates of exchange.

As of July 1, 2018, we adopted highly inflationary accounting for our subsidiaries in Argentina ("K-C Argentina"). The effect of changes in exchange rates on peso-denominated monetary assets and liabilities has been reflected in earnings in Other (income) and expense, net. As of December 31, 2025, K-C Argentina had an immaterial net peso monetary position. Net sales of K-C Argentina were approximately 1% of our net sales in 2025, 2024 and 2023.

As of April 1, 2022, we adopted highly inflationary accounting for our subsidiary in Türkiye ("K-C Türkiye"). The effect of changes in exchange rates on lira-denominated monetary assets and liabilities has been reflected in earnings in Other (income) and expense, net. As of December 31, 2025, K-C Türkiye had an immaterial net lira monetary position. Net sales of K-C Türkiye were less than 1% of our net sales in 2025, 2024, and 2023.

Derivative Instruments and Hedging

Our policies allow the use of derivatives for risk management purposes and prohibit their use for speculation. Our policies also prohibit the use of any leveraged derivative instrument. Our derivative instruments are primarily entered into with a diversified group of major financial institutions, which limits our credit exposure under these arrangements. At inception, we formally designate certain derivatives as cash flow, fair value or net investment hedges and establish how the effectiveness of these hedges will be assessed and measured. This process links the derivatives to the transactions or financial balances they are hedging. Changes in the fair value of derivatives not designated as hedging instruments are recorded in earnings as they occur. All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur, and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives designated as hedges of investments in foreign subsidiaries is recognized in other comprehensive income to offset the change in value of the net investments being hedged. Certain foreign-currency and commodity derivative instruments, not designated as hedging instruments, have been entered into to manage certain non-functional currency denominated monetary assets and liabilities, as well as changes in prices of certain commodities, respectively. The gain or loss on these derivatives is included in income in the period that changes in their fair values occur. Cash flows from derivatives are classified within the Consolidated Statements of Cash Flows in the same category as the items being hedged. Cash flows from derivatives are classified within Operating Activities, except for derivatives designated as net investment hedges which are classified in Investing Activities. See Note 13 for disclosures about derivative instruments and hedging activities.

Leases

Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised.

Variable lease payments are generally expensed as incurred and include certain index-based changes in rent, certain nonlease components, such as maintenance and other services provided by the lessor, and other charges included in the lease. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the expense for these short-term leases and for operating leases is recognized on a straight-line basis over the lease term.

Certain lease agreements with lease and nonlease components are combined as a single lease component. The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Accounting Standards - Adopted as of December 31, 2025

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740)*. The new guidance is intended to enhance the transparency and decision usefulness of annual income tax disclosures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted, and the amendments should be applied on a prospective basis with retrospective application permitted. We adopted this

ASU in the fourth quarter of 2025 and added certain disclosures in Note 14, Income Taxes. The disclosures were applied retrospectively and impacted all prior periods presented. As the guidance requires only additional disclosure, there were no effects of this standard on our financial position, results of operations or cash flows.

In May 2025, the FASB issued ASU No. 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810)* to clarify the guidance regarding the identification of the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted, and the amendments should be applied on a prospective basis. We adopted this ASU in the fourth quarter of 2025 and there was no impact to our Consolidated Financial Statements.

Accounting Standards Issued - Not Adopted as of December 31, 2025

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220)*. The new guidance requires disclosure in the notes to the financial statements of disaggregated information about specific expense categories underlying certain income statement expense line items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied on a prospective basis with retrospective application permitted. We are currently evaluating the impact of this update on our Consolidated Financial Statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Topic 350)* to modernize the accounting guidance for internal-use software costs. The new guidance eliminates software development stages and clarifies when to begin capitalizing eligible software costs. The amendments in this ASU are effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The amendments can be applied on a prospective basis, a modified basis for in-process projects or a retrospective basis. We are currently evaluating the impact of this update on our Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-10, *Government Grants (Topic 832)* to establish guidance on the recognition, measurement and presentation of government grants received by business entities. The amendments in this ASU are effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal years, with early adoption permitted. The amendments can be applied on a modified prospective basis, a modified retrospective basis or a retrospective basis. We are currently evaluating the impact of this update on our Consolidated Financial Statements and related disclosures.

Note 2. 2024 Transformation Initiative

On March 27, 2024, we announced the 2024 Transformation Initiative intended to improve our focus on growth and reduce our structural cost base by realigning our internal operating and management structure to streamline our global supply chain and improve the efficiency of our corporate and regional overhead cost structures. The transformation is expected to impact our organization in all major geographies, and workforce reductions are expected to be in the range of 4% to 5%. Certain actions under the 2024 Transformation Initiative are being finalized for implementation, and accounting for such actions will commence when the actions are authorized for execution.

The 2024 Transformation Initiative is expected to be completed by the end of 2026, with total costs anticipated to be approximately $1.5 billion pre-tax. Cash costs are expected to be approximately 60% of that amount, primarily related to workforce reductions and other program costs. Expected non-cash charges are primarily related to incremental depreciation and asset write-offs, including losses associated with the expected exit of certain markets. Through December 31, 2025, cumulative pre-tax charges for the 2024 Transformation Initiative were $808 ($634 after-tax).

The following charges were incurred in connection with the 2024 Transformation Initiative:

| | Year Ended December 31 | |
	2025	2024
Cost of products sold:		
Charges for workforce reductions	$ 21	$ 69
Asset write-offs	38	27
Incremental depreciation	125	38
Other exit costs	29	10
Total	213	144
Marketing, research and general expenses:		
Charges for workforce reductions	28	116
Other exit costs	114	112
Total	142	228
Other (income) and expense, net[a]	(7)	84
Nonoperating expense	3	1
Total charges[b]	351	457
Provision for income taxes	(56)	(118)
Net charges	295	339
Net charges related to noncontrolling interests	(7)	—
Net charges attributable to Kimberly-Clark Corporation	$ 288	$ 339

(a) Other (income) and expense, net includes gains and losses from the sale of manufacturing facilities and associated real estate and the exit of certain businesses and markets as part of the 2024 Transformation Initiative.

(b) We do not include 2024 Transformation Initiative charges within our segment operating results. Total impact of these charges to the NA and IPC segments would have been $198 and $135, respectively, for the year ended December 31, 2025, and $147 and $187, respectively, for the year ended December 31, 2024, with the residual relating to Corporate & Other. See further discussion around our segment operating results in Note 16.

The following summarizes the 2024 Transformation Initiative liabilities activity:

| | Year Ended December 31 | |
	2025	2024
2024 Transformation Initiative liabilities as of January 1	$ 130	$ —
Charges for workforce reductions and other cash exit costs	176	291
Cash payments	(229)	(156)
Currency and other	(15)	(5)
2024 Transformation Initiative liabilities as of December 31	$ 62	$ 130

2024 Transformation Initiative liabilities are recorded in Accrued expenses and other current liabilities. The charges related to the 2024 Transformation Initiative are reflected within Operating Activities of our Consolidated Statements of Cash Flows.

Note 3. **Discontinued Operations**

As disclosed in Note 1, on June 5, 2025, we announced the sale of a controlling equity interest in a newly formed Joint Venture comprised of our IFP Business. At the time of closing, Buyer will acquire a 51% interest in the Joint Venture for a purchase price of approximately $1.7 billion, subject to certain post-closing adjustments set forth in the Purchase Agreement. We will retain a 49% equity interest in the Joint Venture which we expect will initially be recorded at fair value and subsequently accounted for using the equity method of accounting. The transaction is expected to close in mid-2026, pending the satisfaction of consultation requirements and customary closing conditions, including obtaining required regulatory approvals, set forth in the Purchase Agreement.

Financial Information of Discontinued Operations

The following table presents the components of Income from Discontinued Operations, Net of Income Taxes:

	Year Ended December 31					
	2025		2024		2023	
Net Sales	$	**3,254**	$	3,253	$	3,285
Cost of products sold		**2,319**		2,362		2,522
Gross Profit		**935**		891		763
Marketing, research and general expenses		**413**		381		346
Other (income) and expense, net		**2**		—		1
Operating Profit		**520**		510		416
Nonoperating expense		**1**		(1)		(1)
Income from discontinued operations before income taxes		**521**		509		415
Provision for income taxes		**(121)**		(123)		(110)
Income from Discontinued Operations, Net of Income Taxes	$	**400**	$	386	$	305

As a result of the IFP Transaction, we incurred separation costs of $77 for the year ended December 31, 2025, which are included in the reported amounts above. These costs were primarily related to external advisory, legal, accounting, contractor and other incremental costs directly related to the IFP Transaction.

The following table presents significant non-cash items and capital expenditures of discontinued operations:

	Year Ended December 31					
	2025		2024		2023	
Depreciation and Amortization	$	**68**	$	133	$	115
Capital Spending		**118**		116		100

The following table presents the components of assets and liabilities classified as discontinued operations:

	December 31			
	2025		2024	
Assets				
Cash and cash equivalents	$	13	$	11
Accounts receivable, net		302		281
Inventories		383		370
Other current assets		22		34
Current Assets of Discontinued Operations	$	720	$	696
Property, Plant and Equipment, Net	$	1,425	$	1,229
Goodwill		179		168
Other Intangible Assets, Net		7		7
Other Assets		94		104
Non-current Assets of Discontinued Operations	$	1,705	$	1,508
Liabilities				
Debt payable within one year	$	4	$	4
Trade accounts payable		500		451
Accrued expenses and other current liabilities		236		228
Current Liabilities of Discontinued Operations	$	740	$	683
Long-Term Debt	$	18	$	21
Non-current Employee Benefits		18		15
Deferred Income Taxes		32		26
Other Liabilities		83		77
Non-current Liabilities of Discontinued Operations	$	151	$	139

Joint Venture Agreement and Ancillary Agreements

Upon the closing, K-C, Buyer and the Joint Venture will enter into a joint venture agreement (the "JVA"), which will set forth provisions relating to, among other things, the governance of the Joint Venture following closing, transfer restrictions with respect to the parties' interests in the Joint Venture, and the option of Buyer to purchase K-C's equity interests in the Joint Venture. We will also enter into certain ancillary agreements including intellectual property rights, transition services agreements (the "TSA") and transitional supply arrangements (the "Supply Agreements"). Pursuant to the TSA, K-C will provide certain services to the Joint Venture, on an interim, transitional basis from and after the closing for an initial duration of 18 months, with certain extension rights provided therein. Pursuant to the Supply Agreements, K-C will manufacture and supply certain products to the Joint Venture and, similarly, the Joint Venture will manufacture and supply certain products to K-C for a period of up to 36 months following the closing with certain extension rights provided therein.

Note 4. Acquisitions and Divestitures

Pending Acquisition of Kenvue, Inc.

On November 2, 2025, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire the outstanding equity interests of Kenvue, Inc. ("Kenvue"), a global consumer health leader, for stock and cash consideration (the "Kenvue Acquisition"). Under the terms of the Merger Agreement, which was unanimously approved by the Boards of Directors of each of Kimberly-Clark and Kenvue, each share of Kenvue common stock, par value $0.01 per share, issued and outstanding at the close of the Kenvue Acquisition (subject to certain provisions within the Merger Agreement) will be converted into the right to receive (i) 0.14625 shares of Kimberly-Clark common stock, par value $1.25 per share (the "Stock Consideration"), plus (ii) $3.50 in cash (the "Cash Consideration" and, together with the Stock Consideration, the "Merger Consideration"). In total, we expect approximately 280 million shares of common stock to be issued and approximately $6.7 billion to be paid for the Merger Consideration. The Cash Consideration is expected to be funded through a combination of cash on hand, proceeds from new debt issuance, and proceeds from the IFP Transaction. The actual value of the transaction will fluctuate based upon changes in the price of Kimberly-Clark common stock and the number of shares of Kenvue common stock outstanding at the time of closing.

On January 29, 2026, Kimberly-Clark and Kenvue each held a special meeting of their respective stockholders. During the respective meetings, Kimberly-Clark stockholders approved by requisite vote the issuance of Kimberly-Clark common stock as consideration to holders of Kenvue common stock, and Kenvue stockholders adopted by the requisite vote the Merger Agreement. Additionally, the waiting period applicable to the Kenvue Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on February 4, 2026. Completion of the Kenvue Acquisition, which is expected to take place in the second half of 2026, remains subject to the satisfaction of other customary closing conditions, as described in the Merger Agreement, including the receipt of foreign regulatory approvals. The Merger Agreement also provides for certain termination rights, and under certain specified circumstances, both Kimberly-Clark and Kenvue may be required to pay the other a termination fee of $1.1 billion.

During the year ended December 31, 2025, we incurred $32 of acquisition-related costs in connection with the Kenvue Acquisition, which are included in Marketing, research and general expenses. As of December 31, 2025, Other current assets includes deferred share issuance costs of $6 that will be recognized in Additional paid-in capital upon issuance of the Stock Consideration discussed above.

Completed Acquisition

In the second quarter of 2023, we acquired additional ownership of Thinx, Inc. ("Thinx") for $48, increasing our controlling ownership to 70%. As part of the completion of a negotiated final redemption, we acquired the remaining 30% ownership of Thinx for $47 in the fourth quarter of 2023. As the purchase of additional ownership in an already controlled subsidiary represents an equity transaction, no gain or loss was recognized in consolidated net income or comprehensive income.

Completed Divestitures

On July 1, 2024, we completed the sale transaction that was announced on April 7, 2024, of the personal protective equipment ("PPE") business for total consideration of $635, including the initial purchase price of $640 less working capital and other closing adjustments of $5. The transaction included Kimtech branded products, such as gloves, apparel and masks, and KleenGuard branded products, such as gloves, apparel, respirators and eyewear, which serve a variety of scientific and industrial industries globally. Upon closure of the transaction, a pre-tax gain of $566 ($453 after-tax) was recognized in Other (income) and expense, net. This gain is net of transaction costs of $14 that were determined to be directly attributable to the sale transaction.

On June 1, 2023, we completed the sale of our Neve tissue brand and related consumer and professional tissue assets in Brazil for $212, including the base purchase price of $175 and working capital and other closing adjustments of $37. This transaction also included a licensing agreement to allow the acquirer to manufacture and market in Brazil the Kleenex, Scott and Wypall brands to consumers and professional customers for a period of time. Upon closure of the transaction, a gain of $74 pre-tax was recognized in Other (income) and expense, net. We incurred divestiture-related costs of $30 pre-tax, which were recorded in Cost of products sold and Marketing, research and general expenses, resulting in a net benefit of $44 pre-tax ($26 after-tax).

Note 5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by reportable segment were as follows:

	NA	IPC	Total
Balance as of December 31, 2023	$ 1,128	$ 766	$ 1,894
Divestiture	(15)	—	(15)
Effect of foreign currency translation	—	(83)	(83)
Balance as of December 31, 2024	1,113	683	1,796
Effect of foreign currency translation	—	43	43
Balance as of December 31, 2025	$ 1,113	$ 726	$ 1,839

We completed our required annual assessment of goodwill for impairment for all our reporting units using a qualitative assessment as of the first day of the third quarter of the year ended December 31, 2025, concluding that it was more likely than not that the fair value of each reporting unit significantly exceeded the respective carrying amounts.

The carrying amounts of Other Intangible Assets, Net, were as follows:

	December 31					
	2025			**2024**		
	Gross Carrying Amount[b]	**Accumulated Amortization[b]**	**Net Carrying Amount**	**Gross Carrying Amount[b]**	**Accumulated Amortization[b]**	**Net Carrying Amount**
Intangible assets with indefinite lives:						
Brand names	$ 44	$ —	$ 44	$ 46	$ —	$ 46
Intangibles with finite lives:						
Trademarks and brand names	53	(41)	12	53	(40)	13
Other intangible assets[a]	34	(13)	21	33	(12)	21
Total intangible assets with finite lives	87	(54)	33	86	(52)	34
Total	$ 131	$ (54)	$ 77	$ 132	$ (52)	$ 80

(a)   Other intangible assets primarily include customer and distributor relationships.

(b)   Amounts reflect impairments noted below and are subject to foreign currency adjustments.

Amortization expense relating to the intangible assets with finite lives was $2, $7 and $11 for the years ended December 31, 2025, 2024 and 2023, respectively. Based on the carrying values of the intangible assets with finite lives as of December 31, 2025, amortization expense for each of the next five years is estimated to be approximately $2.

For 2025, we completed the required annual assessment of indefinite-lived intangible assets, other than goodwill, for impairment using a qualitative assessment as of the first day of the third quarter, and we determined that it is more likely than not that the fair value is more than the carrying amount for each of these intangible assets.

<u>2024 Intangible Asset Impairment</u>

During the third quarter of 2024, we revised internal financial projections for our Softex and Thinx businesses to reflect updated expectations of future financial performance in light of current performance and as part of our re-organization efforts discussed in Note 2. As part of these revisions, we performed impairment assessments for our indefinite-lived brand names and finite-lived intangible assets, primarily brand names and distributor relationships. As a result of these assessments, we recognized impairment charges of $97 pre-tax ($57 after-tax) to write-down these intangible assets to their respective fair values. The valuation methods used in the assessments included the relief from royalty and distributor relationships methods. These impairment charges were primarily caused by increased attrition in our distributor relationships valuation model and the continued challenges arising from modified consumer shopping behavior in the post-COVID-19 period coupled with revisions to our long-term strategy and outlook. These noncash charges were included in Impairment of intangible assets in our Consolidated Statements of Income and in Asset impairments within Operating Activities in our Consolidated Statements of Cash Flows.

<u>2023 Intangible Asset Impairment</u>

In the second quarter of 2023, we conducted forecasting and strategic reviews and integration assessments of our Softex Indonesia business, acquired in the fourth quarter of 2020, and with performance below expectations since acquisition, we revised internal financial projections of the business to reflect updated expectations of future financial performance. These reviews and the subsequent revisions in the projections highlighted challenges for the Softex business arising from modified consumer shopping behavior in the post-COVID-19 period, inflationary pressures and other macroeconomic factors and increased competitive activity in the region. As a result of separate management reviews, we also have revised internal financial projections associated with our acquisition of a controlling interest in Thinx as a result of performance below expectations due to the impact of modified consumer shopping behavior in the post-COVID-19 period.

These revisions were considered triggering events requiring interim impairment assessments to be performed relative to the intangible assets that had been recorded as part of these acquisitions. These intangible assets included indefinite-lived and finite-lived brands and finite-lived distributor and customer relationships. As a result of the interim impairment assessments, we recognized impairment charges, principally arising from the impairment charge of $593 related to the Softex business, totaling $658 pre-tax ($483 after-tax) to write-down these intangible assets to their respective fair values aggregating to $188 as of June 30, 2023. The valuation methods used in the assessments included the relief from royalty and distributor and customer relationships methods. This noncash charge was included in Impairment of intangible assets in our Consolidated Statements of Income and in Asset impairments within Operating Activities in our Consolidated Statements of Cash Flows.

We believe our estimates and assumptions used in the valuations are reasonable and comparable to those that would be used by other market participants; however, actual events and results could differ substantially from those used in the valuation, and to the extent such factors result in a failure to achieve the projected cash flows used to estimate fair value, additional noncash impairment charges could be required in the future.

Note 6. Fair Value Information

The following fair value information is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels in the hierarchy used to measure fair value are:

Level 1—Unadjusted quoted prices in active markets accessible at the reporting date for identical assets and liabilities.

Level 2—Quoted prices for similar assets or liabilities in active markets. Quoted prices for identical or similar assets and liabilities in markets that are not considered active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3—Prices or valuations that require inputs that are significant to the valuation and are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

During 2025 and 2024, there were no significant transfers to or from level 3 fair value determinations.

Derivative assets and liabilities are measured on a recurring basis at fair value. As of December 31, 2025 and 2024, derivative assets were $81 and $189, respectively, and derivative liabilities were $191 and $137, respectively. The fair values of derivatives used to manage interest rate risk and commodity price risk are based on the Secured Overnight Financing Rate ("SOFR") and interest rate swap curves and on commodity price quotations, respectively. The fair values of hedging instruments used to manage foreign currency risk are based on published quotations of spot currency rates and forward points, which are converted into implied forward currency rates. Measurement of our derivative assets and liabilities is considered a level 2 measurement. See Note 13 for additional information on our use of derivative instruments.

Redeemable preferred securities of subsidiaries are measured on a recurring basis at their estimated redemption values, which approximate fair value. As of December 31, 2025 and 2024, the securities were valued at $22 and $37, respectively. The securities are not traded in active markets, and their measurement is considered a level 3 measurement.

Company-owned life insurance ("COLI") assets are measured on a recurring basis at fair value. COLI assets were $71 as of December 31, 2025 and 2024. The COLI policies are a source of funding primarily for our nonqualified employee benefits and are included in Other Assets in the Consolidated Balance Sheets. The COLI policies are measured at fair value using the net asset value per share practical expedient, and therefore, are not classified in the fair value hierarchy.

The following table includes the fair value of our financial instruments for which disclosure of fair value is required:

	Fair Value Hierarchy Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		December 31, 2025		December 31, 2024	
Assets					
Cash and cash equivalents[a]	1	$ 688	$ 688	$ 1,010	$ 1,010
Time deposits[b]	1	94	94	181	181
Non-US government bonds[c]	2	—	—	15	15
Liabilities					
Short-term debt[d]	2	282	282	3	3
Long-term debt[e]	2	6,886	6,491	7,415	6,828

(a) Cash equivalents are composed of certificates of deposit, time deposits and other interest-bearing investments with original maturity dates of 90 days or less. Cash equivalents are recorded at cost, which approximates fair value.

(b) Time deposits are composed of deposits with original maturities of more than 90 days but less than one year and instruments with original maturities of greater than one year, included in Other current assets or Other Assets in the Consolidated Balance Sheets, as appropriate. Time deposits are recorded at cost, which approximates fair value.

(c) Non-US government bonds are composed of foreign issued debt securities that are classified as held-to-maturity because we have the positive intent and ability to hold the securities to maturity. These securities are recorded at amortized cost and are included in Other current assets or Other Assets in the Consolidated Balance Sheets, as appropriate.

(d) Short-term debt is composed of U.S. commercial paper and/or other similar short-term debt issued by non-U.S. subsidiaries, all of which are recorded at cost, which approximates fair value.

(e) Long-term debt includes the current portion of these debt instruments. Fair values were estimated based on quoted prices for financial instruments for which all significant inputs were observable, either directly or indirectly.

Note 7. Debt

Long-term debt is composed of the following:

| | Weighted-Average Interest Rate | Maturities | December 31 | |
			2025	2024
Notes and debentures	3.6%	2026 - 2050	$ 6,784	$ 7,310
Industrial development revenue bonds	3.7%	2029 - 2045	59	59
Bank loans and other financings in various currencies	5.9%	2026 - 2046	43	46
Total long-term debt			6,886	7,415
Less current portion			412	561
Long-term portion			$ 6,474	$ 6,854

Scheduled maturities of long-term debt for the next five years are $413 in 2026, $608 in 2027, $704 in 2028, $706 in 2029 and $745 in 2030.

In February 2023, we issued $350 aggregate principal amount of 4.50% notes due February 16, 2033. Proceeds from the offering were used for general corporate purposes including the repayment of a portion of our commercial paper indebtedness.

Committed Bridge Financing

In November 2025, in connection with the Merger Agreement discussed in Note 4, the Company and JPMorgan Chase Bank, N.A. (the "Bank") executed a certain bridge loan facility commitment letter, pursuant to which the Bank has committed to provide bridge financing (the "Bridge Facility") in an amount of $7.7 billion to the Company to fund the Cash Consideration, the fees, costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and to repay certain existing indebtedness of Kenvue and/or its subsidiaries. In December 2025, $3.8 billion of the commitments in the Bridge Facility were terminated in connection with entry into the New Revolving Credit Facility and DDTL Credit Facility (as defined below). We incurred debt issuance costs of $15 in connection with the Bridge Facility, of which $8 was charged to earnings in connection with the termination of a portion of the commitments. The remaining unamortized amount is capitalized in Other current assets.

Revolving Credit and Delayed Draw Term Loan Agreements

In December 2025, we entered into (i) the Five-Year Revolving Credit Agreement by and among Kimberly-Clark, JPMorgan Chase Bank, N.A. (the "Bank") and the other lenders party thereto (the "New Revolving Credit Facility") and (ii) the Delayed Draw Term Loan Credit Agreement by and among Kimberly-Clark, the Bank, and the other lenders party thereto (the "DDTL Credit Facility"). The New Revolving Credit Facility matures in December 2030 and provides for a revolving credit facility of up to $4.0 billion (which may be increased by up to $1.0 billion upon obtaining additional commitments from the then-existing or new lenders and the satisfaction of certain other conditions). The DDTL Credit Facility provides for a delayed draw term loan facility of up to $1.8 billion, which, along with $2.0 billion of the commitments under the New Revolving Credit Facility, will be available with limited conditionality to ensure certainty of funds to pay the Cash Consideration, the fees, costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement and to repay certain existing indebtedness of Kenvue and/or its subsidiaries. The commitments under the DDTL Credit Facility will terminate upon the earlier of (i) the termination of the Merger Agreement or (ii) the closing of the transactions contemplated by the Merger Agreement without the borrowing of funds under the DDTL Credit Facility. Amounts borrowed under the DDTL Credit Facility are payable within one year, subject to certain mandatory prepayment conditions described in the DDTL Credit Facility.

Borrowings under the New Revolving Credit Facility and the DDTL Credit Facility will bear interest, at our option, at a rate equal to (i) a base rate (subject to a floor of 1.00%) or (ii) a floating secured overnight financing rate (subject to a floor of 0.00%) plus an applicable margin. The applicable margin will range from 0.50% to 1.00% depending on our credit rating and is initially 0.75%.

We capitalized debt issuance costs of $5 in connection with the facilities discussed above; the unamortized portion is presented in Other current assets. The New Revolving Credit Facility, currently unused, supports our commercial paper program, and would provide liquidity in the event our access to the commercial paper markets is unavailable for any reason.

Concurrently with the closing of the New Revolving Credit Facility and the DDTL Credit Facility, we terminated the commitments outstanding under our previous $750 revolving credit facility, originally set to mature in May 2026 and reduced the commitments outstanding under our existing $2.0 billion revolving credit facility, which matures in June 2028, to $1.0 billion.

Note 8.   Stock-Based Compensation

We have a stock-based Equity Participation Plan and an Outside Directors' Compensation Plan (the "Plans"), under which we can grant stock options, restricted share units ("RSUs") and other types of awards described further in the Plans to employees and outside directors. As of December 31, 2025, the number of shares of common stock available for grants under the Plans aggregated to 6.3 million shares. Unless specifically stated, the following reflects consolidated information for the Company inclusive of the IFP Business.

Stock options are granted at an exercise price equal to the fair market value of our common stock on the date of grant, and they have a term of 10 years. Stock options are subject to graded vesting whereby options vest 30% at the end of each of the first two 12-month periods following the grant and 40% at the end of the third 12-month period.

Time-vested RSUs are valued at the closing market price of our common stock on the grant date and are generally subject to graded vesting whereby shares vest 30% at the end of each of the first two 12-month periods following the grant and 40% at the end of the third 12-month period. Time-vested restricted share unit grants issued for special one-time awards and performance-based RSUs granted to employees are valued at the closing market price of our common stock on the grant date and vest generally at the end of three years. The number of performance-based RSUs that ultimately vest ranges from zero to 200% of the number granted based on the attainment of performance metrics. Performance metrics are tied to modified free cash flow and organic sales growth during the three-year performance period. Modified free cash flow and organic sales growth targets are set at the beginning of the performance period. RSUs granted to outside directors are valued at the closing market price of our common stock on the grant date and vest when they are granted. These shares are subject to a restricted period that begins on the date of grant and expires within ninety days following the date the outside director retires from or otherwise terminates service on our Board.

At the time stock options are exercised or RSUs vest, common stock is issued from our accumulated treasury shares. Dividend equivalents are credited on RSUs on the same date and at the same rate as dividends are paid on Kimberly-Clark's common stock. These dividend equivalents, net of estimated forfeitures, are charged to retained earnings.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the award, net of estimated forfeitures, based on the fair value of the award at the date of grant. Stock-based compensation costs from continuing operations of $130, $122 and $160 and related deferred income tax benefits of $25, $27 and $34 were recognized for 2025, 2024 and 2023, respectively.

The fair value of stock option awards is determined on the date of grant using a Black-Scholes-Merton option-pricing model utilizing a range of assumptions related to dividend yield, volatility, risk-free interest rate, and historical employee exercise behavior. Dividend yield is based on historical experience and expected future dividend actions. Expected volatility is based on a blend of historical volatility and implied volatility from traded options on Kimberly-Clark's common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. We estimate forfeitures based on historical data.

During 2025, 2024 and 2023, no stock options were granted.

Total remaining unrecognized compensation costs and amortization periods for our outstanding stock-based awards are as follows:

	December 31, 2025	Weighted-Average Service Years
Time-vested RSUs	$ 71	1.3
Performance-based RSUs	16	1.6

A summary of stock-based compensation activity and related information for outstanding stock options and RSUs is presented below:

Stock Options	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	2,976	$ 131.05		
Granted	—	—		
Exercised	(331)	124.47		
Forfeited or expired	(69)	119.22		
Outstanding as of December 31, 2025	2,576	131.75	3.7	$ —
Exercisable as of December 31, 2025	2,575	131.75	3.7	$ —

The total intrinsic value of options exercised during 2025, 2024 and 2023 was $6, $19 and $23, respectively.

	Time-Vested RSUs		Performance-Based RSUs	
RSUs	Shares (in thousands)	Weighted-Average Grant-Date Fair Value	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Nonvested as of January 1, 2025	1,392	$ 137.79	686	$ 134.87
Granted	889	129.57	608	131.63
Vested	(698)	137.34	(557)	133.09
Forfeited	(134)	135.90	(41)	138.59
Nonvested as of December 31, 2025	1,449	133.15	696	135.76

The total fair value of RSUs that vested during 2025, 2024 and 2023 was $170, $185 and $99, respectively.

Note 9.   Employee Postretirement Benefits

Substantially all regular employees in the U.S. and the United Kingdom are covered by defined contribution retirement plans and certain U.S. and United Kingdom employees previously earned benefits covered by defined benefit pension plans that currently provide no future service benefit (the "Principal Plans"). Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for our qualified defined benefit pension plans is to contribute assets at least equal in amount to regulatory minimum requirements. Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded.

Substantially all U.S. retirees and employees have access to our unfunded health care and life insurance benefit plans. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 6.2% in 2026 and to decline to 4.5% in 2038 and thereafter. Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans.

Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below:

	Pension Benefits		Other Benefits	
	Year Ended December 31			
	2025	2024	2025	2024
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ **2,198**	$ 2,428	$ **497**	$ 531
Service cost	**10**	11	**4**	4
Interest cost	**116**	114	**29**	28
Actuarial (gain) loss[a]	**12**	(129)	**(8)**	(3)
Currency and other	**88**	(39)	**6**	(12)
Benefit payments from plans	**(177)**	(174)	**—**	—
Direct benefit payments	**(8)**	(8)	**(48)**	(51)
Settlements and curtailments	**(29)**	(5)	**—**	—
Benefit obligation at end of year	**2,210**	2,198	**480**	497
Change in Plan Assets				
Fair value of plan assets at beginning of year	**2,060**	2,295	**—**	—
Actual return on plan assets	**140**	(32)	**—**	—
Employer contributions	**14**	14	**—**	—
Currency and other	**83**	(39)	**—**	—
Benefit payments	**(177)**	(174)	**—**	—
Settlements	**(25)**	(4)	**—**	—
Fair value of plan assets at end of year	**2,095**	2,060	**—**	—
Funded Status	$ **(115)**	$ (138)	$ **(480)**	$ (497)

(a) Actuarial (gains) losses in each period shown are primarily due to changes in discount rates.

Substantially all of the funded status of pension and other benefits is recognized in the Consolidated Balance Sheets in Noncurrent Employee Benefits, with the remainder recognized in Accrued expenses and other current liabilities and Other Assets.

Information for the Principal Plans and All Other Pension Plans

	Principal Plans		All Other Pension Plans		Total	
	Year Ended December 31					
	2025	2024	2025	2024	2025	2024
Projected benefit obligation ("PBO")	$ **1,897**	$ 1,900	$ **313**	$ 298	$ **2,210**	$ 2,198
Accumulated benefit obligation ("ABO")	**1,897**	1,900	**268**	257	**2,165**	2,157
Fair value of plan assets	**1,819**	1,795	**276**	265	**2,095**	2,060

Approximately one-half of the PBO and fair value of plan assets for the Principal Plans relate to the U.S. qualified and nonqualified pension plans.

Information for Pension Plans with an ABO in Excess of Plan Assets

| | December 31 | |
	2025	2024
ABO	$ 1,086	$ 2,042
Fair value of plan assets	928	1,874

Information for Pension Plans with a PBO in Excess of Plan Assets

| | December 31 | |
	2025	2024
PBO	$ 1,090	$ 2,048
Fair value of plan assets	928	1,875

Components of Net Periodic Benefit Cost

| | Pension Benefits | | | Other Benefits | | |
| | Year Ended December 31 | | | | | |
	2025	2024	2023	2025	2024	2023
Service cost	$ 10	$ 11	$ 11	$ 4	$ 4	$ 4
Interest cost	116	114	120	29	28	30
Expected return on plan assets[a]	(123)	(123)	(127)	—	—	—
Recognized net actuarial (gain) loss	44	40	39	(4)	—	(3)
Settlements and curtailments	4	2	35	—	—	—
Other	—	—	—	—	—	1
Net periodic benefit cost	$ 51	$ 44	$ 78	$ 29	$ 32	$ 32

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the remeasurement date, typically the prior year-end adjusted for estimated current year cash benefit payments and contributions, by the expected long-term rate of return.

The components of net periodic benefit cost other than the service cost component are included in the line item Nonoperating expense in our Consolidated Statements of Income.

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for the Years Ended December 31

| | Pension Benefits | | | | Other Benefits | | |
	Projected 2026	2025	2024	2023	2025	2024	2023
Discount rate	5.24%	5.38%	4.93%	5.22%	5.89%	5.66%	5.92%
Expected long-term return on plan assets	6.01%	6.12%	5.60%	5.80%	—	—	—
Rate of compensation increase	4.15%	3.43%	3.49%	3.45%	—	—	—

Weighted-Average Assumptions Used to Determine Benefit Obligations as of December 31

| | Pension Benefits | | Other Benefits | |
	2025	2024	2025	2024
Discount rate	5.24%	5.38%	5.89%	6.04%
Rate of compensation increase	4.15%	3.43%	—	—

<u>Investment Strategies for the Principal Plans</u>

Strategic asset allocation decisions are made considering several risk factors, including plan participants' retirement benefit security, the estimated payments of the associated liabilities, the plan funded status, and Kimberly-Clark's financial condition. The resulting strategic asset allocation is a diversified blend of equity and fixed income investments. Equity investments are typically diversified across geographies and market capitalization. Fixed income investments are diversified across multiple sectors including government issues and corporate debt instruments with a portfolio duration that is consistent with the estimated payment of the associated liability. Actual asset allocation is regularly reviewed and periodically rebalanced to the strategic allocation when considered appropriate. Our 2026 target plan asset allocation for the Principal Plans is approximately 85% fixed income securities and 15% equity securities.

The expected long-term rate of return is generally evaluated on an annual basis. In setting this assumption, we consider a number of factors including projected future returns by asset class relative to the current asset allocation. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense for the Principal Plans was 6.34% in 2025, 5.73% in 2024 and 6.05% in 2023, and will be 6.24% in 2026.

Set forth below are the pension plan assets of the Principal Plans measured at fair value, by level in the fair-value hierarchy. Approximately 60% of the assets are held in pooled funds and are measured using a net asset value (or its equivalent). Accordingly, such assets do not meet the Level 1, Level 2, or Level 3 criteria of the fair value hierarchy.

	Fair Value Measurements as of December 31, 2025			
	Total Plan Assets	**Assets at Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Assets at Significant Observable Inputs (Level 2)**	**Assets at Significant Unobservable Inputs (Level 3)**
Cash and Cash Equivalents				
Held directly	$ 28	$ 19	$ 9	$ —
Fixed Income				
Held directly				
U.S. government and municipals	119	100	19	—
U.S. corporate debt	288	—	288	—
U.S. securitized	—	—	—	—
International bonds	41	—	41	—
Held through mutual and pooled funds measured at net asset value				
U.S. government and municipals	272	—	—	—
Non-U.S. securitized	74	—	—	—
International bonds	524	—	—	—
Equity				
Held directly				
U.S. equity	16	16	—	—
International equity	12	12	—	—
Held through mutual and pooled funds measured at net asset value				
Non-U.S. equity	3	—	—	—
Global equity	246	—	—	—
Insurance Contracts	196	—	—	196
Other	—	—	—	—
Total Plan Assets	$ 1,819	$ 147	$ 357	$ 196

	Fair Value Measurements as of December 31, 2024			
	Total Plan Assets	Assets at Quoted Prices in Active Markets for Identical Assets (Level 1)	Assets at Significant Observable Inputs (Level 2)	Assets at Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents				
Held directly	$ 25	$ 16	$ 9	$ —
Fixed Income				
Held directly				
U.S. government and municipals	112	94	18	—
U.S. corporate debt	304	—	304	—
U.S. securitized	1	—	1	—
International bonds	50	—	50	—
Held through mutual and pooled funds measured at net asset value				
U.S. government and municipals	289	—	—	—
Non-U.S. securitized	69	—	—	—
International bonds	509	—	—	—
Equity				
Held directly				
U.S. equity	14	14	—	—
International equity	11	11	—	—
Held through mutual and pooled funds measured at net asset value				
Non-U.S. equity	2	—	—	—
Global equity	218	—	—	—
Insurance Contracts	194	—	—	194
Other	(3)	(3)	—	—
Total Plan Assets	$ 1,795	$ 132	$ 382	$ 194

Futures contracts are used when appropriate to manage duration targets. As of December 31, 2025 and 2024, the U.S. plan held directly Treasury futures contracts with a total notional value of approximately $269 and $278, respectively, and an insignificant fair value. As of December 31, 2025 and 2024, the United Kingdom plan held through a pooled fund future contracts with a total notional value of approximately $501 and $418, and an insignificant fair value.

During 2025 and 2024, the plan assets did not include a significant amount of Kimberly-Clark common stock.

Inputs and valuation techniques used to measure the fair value of plan assets vary according to the type of security being valued. Substantially all of the equity securities held directly by the plans are actively traded and fair values are determined based on quoted market prices. Fair values of U.S. government securities are determined based on trading activity in the marketplace.

Fair values of U.S. corporate debt, U.S. municipals and international bonds are typically determined by reference to the values of similar securities traded in the marketplace and current interest rate levels. Multiple pricing services are typically employed to assist in determining these valuations.

Fair values of equity securities and fixed income securities held through units of pooled funds are based on net asset value of the units of the pooled fund determined by the fund manager. Pooled funds are similar in nature to retail mutual funds, but are typically more efficient for institutional investors. The fair value of pooled funds is determined by the value of the underlying assets held by the fund and the units outstanding.

Equity securities held directly by the pension trusts and those held through units in pooled funds are monitored as to issuer and industry. Except for U.S. Treasuries, concentrations of fixed income securities are similarly monitored for concentrations by issuer and industry. As of December 31, 2025, there were no significant concentrations of equity or debt securities in any single issuer or industry.

No level 3 transfers (in or out) were made in 2025 or 2024. Fair values of insurance contracts are based on an evaluation of various factors, including purchase price.

We expect to contribute approximately $15 to our defined benefit pension plans in 2026. Over the next ten years, we expect that the following gross benefit payments will occur:

	Pension Benefits	Other Benefits
2026	$ 181	$ 51
2027	189	52
2028	184	52
2029	180	51
2030	180	48
2031-2035	872	210

Defined Contribution Pension Plans

Our 401(k) profit sharing plan and supplemental plan provide for a matching contribution of a U.S. employee's contributions and accruals, subject to predetermined limits, as well as a discretionary profit sharing contribution, in which contributions will be based on our profit performance. We also have defined contribution pension plans for certain employees outside the U.S. Costs charged to expense for our defined contribution pension plans were $143 in 2025, $158 in 2024, and $166 in 2023. Approximately 17% of these costs were for plans outside the U.S.

Note 10. Stockholders' Equity

Net unrealized currency gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are recorded in Accumulated Other Comprehensive Income ("AOCI"). For these operations, changes in exchange rates generally do not affect cash flows; therefore, unrealized translation adjustments are recorded in AOCI rather than net income. Upon sale or substantially complete liquidation of any of these subsidiaries, the applicable unrealized translation adjustment would be removed from AOCI and reported as part of the gain or loss on the sale or liquidation. The change in unrealized translation in 2025 was primarily due to the strengthening of various foreign currencies versus the U.S. dollar.

Also included in unrealized translation amounts are the effects of foreign exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments.

The changes in the components of AOCI attributable to Kimberly-Clark, net of tax, are as follows:

	Unrealized Translation		Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Cash Flow Hedges	
Balance as of December 31, 2022	$	(2,769)	$	(789)	$	52	$	(163)
Other comprehensive income (loss) before reclassifications		84		(57)		(9)		(153)
(Income) loss reclassified from AOCI		7 (b)		55 (a)		(4) (a)		164 (c)
Net current period other comprehensive income (loss)		91		(2)		(13)		11
Balance as of December 31, 2023		(2,678)		(791)		39		(152)
Other comprehensive income (loss) before reclassifications		(434)		(15)		10		131
(Income) loss reclassified from AOCI		44 (b)		31 (a)		(2) (a)		51 (c)
Net current period other comprehensive income (loss)		(390)		16		8		182
Balance as of December 31, 2024		(3,068)		(775)		47		30
Other comprehensive income (loss) before reclassifications		**395**		**(18)**		**4**		**(140)**
(Income) loss reclassified from AOCI		**—**		**35** (a)		**(4)** (a)		**50** (c)
Net current period other comprehensive income (loss)		**395**		**17**		**—**		**(90)**
Balance as of December 31, 2025	$	**(2,673)**	$	**(758)**	$	**47**	$	**(60)**

(a) Included in Nonoperating expense as part of the computation of net periodic benefits costs (see Note 9).

(b) Included in Other (income) and expense, net as part of the charges related to the 2024 Transformation Initiative (see Note 2).

(c) Included in Interest expense, Cost of products sold or Other (income) and expense, net, based on the income statement line that the hedged exposure affects earnings. For the year ended December 31, 2025, losses of $20 were reclassified into Income from Discontinued Operations, Net of Income Taxes due to the discontinuance of cash flow hedge accounting as a result of the IFP Transaction (see Note 13).

Included in the above defined benefit pension plans and other postretirement benefit plans balances as of December 31, 2025 is $710 and $1 of unrecognized net actuarial loss and unrecognized net prior service cost, respectively.

The changes in the components of AOCI attributable to Kimberly-Clark, including the tax effect, are as follows:

	Year Ended December 31		
	2025	**2024**	**2023**
Unrealized translation	$ **377**	$ (373)	$ 84
Tax effect	**18**	(17)	7
	395	(390)	91
Defined benefit pension plans			
Unrecognized net actuarial loss and transition amount			
Funded status recognition	**9**	(26)	(49)
Amortization	**44**	40	39
Settlements and curtailments	**4**	2	35
Currency and other	**(36)**	6	(23)
	21	22	2
Unrecognized prior service cost/credit			
Funded status recognition	**—**	—	3
	—	—	3
Tax effect	**(4)**	(6)	(7)
	17	16	(2)
Other postretirement benefit plans			
Unrecognized net actuarial loss and transition amount	**2**	10	(18)
Tax effect	**(2)**	(2)	5
	—	8	(13)
Cash flow hedges			
Recognition of effective portion of hedges	**(181)**	198	(178)
Amortization	**59**	69	208
Currency and other	**(4)**	(15)	(14)
Tax effect	**36**	(70)	(5)
	(90)	182	11
Change in AOCI	$ **322**	$ (184)	$ 87

Note 11. Leases and Commitments

We have entered into leases for certain facilities, vehicles, material handling and other equipment. Our leases have remaining contractual terms up to 93 years, some of which include options to extend the leases for up to 99 years, and some of which include options to terminate the leases within 1 year. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Our lease costs are primarily related to facility leases for inventory warehousing and administration offices.

Lease Expense

	Year Ended December 31			Income Statement Classification
	2025	2024	2023	
Operating lease expense	$ 141	$ 136	$ 131	Cost of products sold, Marketing, research and general expenses
Finance lease expense:				
Amortization of lease assets	15	14	12	Cost of products sold
Interest on lease liabilities	3	3	2	Interest expense
Total finance lease expense	18	17	14	
Variable lease expense[a]	136	132	214	Cost of products sold, Marketing, research and general expenses
Total lease expense	$ 295	$ 285	$ 359	

(a) Includes short-term leases, which are immaterial.

Lease Assets and Liabilities

	December 31		Balance Sheet Classification
	2025	2024	
Assets			
Operating lease	$ 369	$ 363	Other Assets
Finance lease	49	46	Property, Plant and Equipment, Net
Total lease assets	$ 418	$ 409	
Liabilities			
Current:			
Operating lease	$ 128	$ 116	Accrued expenses and other current liabilities
Finance lease	13	12	Debt payable within one year
Noncurrent:			
Operating lease	258	265	Other Liabilities
Finance lease	30	32	Long-Term Debt
Total lease liabilities	$ 429	$ 425	

As of December 31, 2025 and 2024, accumulated amortization of finance lease assets was $36 and $28, respectively.

Maturity of Lease Liabilities

| | December 31, 2025 | | |
	Operating Leases	Finance Leases	Total
2026	$ 146	$ 15	$ 161
2027	116	13	129
2028	69	10	79
2029	42	5	47
2030	27	3	30
Thereafter	38	5	43
Total lease payments	438	51	489
Less imputed interest	52	8	60
Present value of lease liabilities	$ 386	$ 43	$ 429

Supplemental Information Related to Leases

The Consolidated Statements of Cash Flows are presented on a consolidated basis for both continuing operations and discontinued operations. As a result, unless specifically stated, supplemental cash flow information shown below reflects Kimberly-Clark's consolidated results for all periods presented.

| | Year Ended December 31 | | |
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating leases	$ 160	$ 156	$ 147
Finance leases	25	19	17
Lease assets obtained in exchange for new lease obligations:			
Operating leases	40	74	66
Finance leases	14	23	24
Other non-cash modifications to lease assets:			
Operating leases	89	39	39

Lease terms and discount rates were as follows:

| | December 31, 2025 | | December 31, 2024 | |
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted-average remaining lease term (years)	4.1	4.6	4.2	4.9
Weighted-average discount rate	5.8%	6.3%	4.3%	6.3%

As of December 31, 2025, we have additional operating leases that are expected to commence in 2026 and are therefore not included in the measurement of the right-of-use assets and liabilities disclosed in the table above. These leases have cumulative minimum lease commitments of approximately $186, with terms ranging from 7 to 10.5 years.

We have entered into long-term contracts for the purchase of raw materials, primarily superabsorbent materials, pulp and certain utilities. Commitments under these contracts based on current prices are $956 in 2026, $415 in 2027, $411 in 2028, $346 in 2029, $348 in 2030, and $1,387 beyond the year 2030.

Although we are primarily liable for payments on the above-mentioned leases and purchase commitments, our exposure to losses, if any, under these arrangements is not material.

Note 12. Legal Matters

We routinely are involved in legal proceedings, claims, disputes, tax matters, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below in this section. We record accruals in the Consolidated Financial Statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. For the matters we disclose that do not include an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial, and we may be unable to estimate the possible loss or range of losses that could potentially result from the application of non-monetary remedies, unless disclosed below. At present we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, results of operations or cash flows. However, legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations or financial position.

As previously disclosed, we have been party to certain legal proceedings relating to our former health care business, Avanos Medical, Inc. (previously Halyard Health, Inc.), including a qui tam matter and certain subpoena and document requests from the federal government. The subpoena and document requests included subpoenas from the United States Department of Justice ("DOJ") concerning allegations of potential criminal and civil violations of federal laws, including the Food, Drug, and Cosmetic Act, in connection with the manufacturing, marketing and sale of surgical gowns by our former health care business. During the second quarter of 2025, we entered into a settlement agreement to resolve the qui tam matter which provided for a payment by us in an amount that did not materially affect our financial position, results of operations or cash flows. During the third quarter of 2025, we entered into a Deferred Prosecution Agreement (the "DPA") with the DOJ that resolved the DOJ's investigation. Pursuant to the DPA, the Company is responsible for making certain monetary payments that are not expected to materially affect our financial position, results of operations or cash flows.

We are subject to federal, state and local environmental protection laws and regulations with respect to our business operations and are operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. We have been named a potentially responsible party under the provisions of the U.S. federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of sites where hazardous substances are present. None of our compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on our business, liquidity, financial condition or results of operations.

Note 13. Objectives and Strategies for Using Derivatives

As a multinational enterprise, we are exposed to financial risks, such as changes in foreign currency exchange rates, interest rates, and commodity prices. We employ a number of practices to manage these risks, including operating and financing activities and, where appropriate, the use of derivative instruments.

As of December 31, 2025 and 2024, derivative assets were $81 and $189, respectively, and derivative liabilities were $191 and $137, respectively, primarily comprised of foreign currency exchange, interest rate and commodity price contracts. Derivative assets are recorded in Other current assets or Other Assets, as appropriate, and derivative liabilities are recorded in Accrued expenses and other current liabilities or Other Liabilities, as appropriate.

Foreign Currency Exchange Rate Risk

Translation adjustments result from translating foreign entities' financial statements into U.S. dollars from their functional currencies. The risk to any particular entity's net assets is reduced to the extent that the entity is financed with local currency borrowings. A portion of our balance sheet translation exposure for certain affiliates, which results from changes in translation rates between the affiliates' functional currencies and the U.S. dollar, is hedged with cross-currency swap contracts and certain foreign denominated debt which are designated as net investment hedges. The foreign currency exposure on certain non-functional currency denominated monetary assets and liabilities, primarily intercompany loans and accounts payable, is hedged primarily with undesignated derivative instruments.

Derivative instruments are used to hedge a portion of forecasted cash flows denominated in foreign currencies for non-U.S. operations' purchases of raw materials, which are priced in U.S. dollars, and imports of intercompany finished goods and work-in-process inventories priced predominantly in U.S. dollars and euros. The derivative instruments used to manage these exposures are designated as cash flow hedges.

Interest Rate Risk

Interest rate risk is managed using a portfolio of variable and fixed-rate debt composed of short and long-term instruments. Interest rate swap contracts may be used to facilitate the maintenance of the desired ratio of variable and fixed-rate debt and are designated as fair value hedges. From time to time, we also hedge the anticipated issuance of fixed-rate debt, and these contracts are designated as cash flow hedges.

Commodity Price Risk

We use derivative instruments, such as commodity forward and price swap contracts, to hedge a portion of our exposure to market risk arising from changes in prices of certain commodities. These derivatives are primarily designated as cash flow hedges of specific quantities of the underlying commodity expected to be purchased in future months. In addition, we utilize negotiated contracts of varying durations along with strategic pricing mechanisms to manage volatility for a portion of our commodity costs.

Fair Value Hedges

Derivative instruments that are designated and qualify as fair value hedges are predominantly used to manage interest rate risk. The fair values of these derivative instruments are recorded as an asset or liability, as appropriate, with the offset recorded in Interest expense. The offset to the change in fair values of the related debt is also recorded in Interest expense. Any realized gain or loss on the derivatives that hedge interest rate risk is amortized to Interest expense over the life of the related debt. As of December 31, 2025, the aggregate notional values and carrying values of debt subject to outstanding interest rate contracts designated as fair value hedges were $425 and $405, respectively. For the years ended December 31, 2025, 2024 and 2023, gains or losses recognized in Interest expense for interest rate swaps were not material.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is initially recorded in AOCI, net of related income taxes, and recognized in earnings in the same income statement line and period that the hedged exposure affects earnings. As of December 31, 2025, the aggregate notional value of outstanding foreign exchange and commodity derivative contracts designated as cash flow hedges was $2.3 billion. For the year ended December 31, 2025, we discontinued cash flow hedge accounting for certain foreign exchange and commodity instruments with a notional value of $690 because the forecasted transactions were no longer probable of occurring due to the IFP Transaction. As a result, pre-tax losses of $20 were reclassified from AOCI into Income from Discontinued Operations, Net of Income Taxes. For the years ended December 31, 2024 and 2023, no material gains or losses were reclassified from AOCI into earnings as a result of the discontinuance of cash flow hedge accounting. As of December 31, 2025, losses expected to be reclassified from AOCI into Interest expense, Cost of products sold or Other (income) and expense, net during the next twelve months are $21. The maximum maturity of cash flow hedges in place as of December 31, 2025 is November 2028.

Net Investment Hedges

For derivative instruments that are designated and qualify as net investment hedges, unrealized gains and losses related to changes in fair value of net investment hedges are recorded in AOCI and offset the change in the value of the net investment being hedged. As of December 31, 2025, the aggregate notional value of these instruments was $1.1 billion. We exclude the interest accruals on cross-currency swap contracts and the forward points on foreign exchange forward contracts from the assessment and measurement of hedge effectiveness. Interest accruals on cross-currency swap contracts are recognized in earnings within Interest expense. We amortize the forward points on foreign exchange contracts into earnings within Interest expense over the life of the hedging relationship. For the years ended December 31, 2025, 2024 and 2023, unrealized losses of $103, unrealized gains of $64, and unrealized losses of $43, respectively, related to net investment hedge fair value changes were recorded in AOCI and no material amounts were reclassified from AOCI to Interest expense.

For the years ended December 31, 2025, 2024 and 2023 no material amounts were excluded from the assessment of net investment, fair value or cash flow hedge effectiveness.

<u>Undesignated Hedging Instruments</u>

Gains or losses on undesignated foreign exchange and commodity hedging instruments are immediately recognized in Other (income) and expense, net. For the years ended December 31, 2025, 2024 and 2023, we recognized gains of $46, losses of $49, and gains of $2, respectively. The effect on earnings from the use of these undesignated derivatives is substantially neutralized by the transactional gains and losses recorded on the underlying assets and liabilities. As of December 31, 2025, the notional amount of these undesignated derivative instruments was approximately $4.6 billion.

Note 14. Income Taxes

The Provision for income taxes consists of the following:

	Year Ended December 31					
	2025		2024		2023	
Current income taxes						
United States	$	117	$	236	$	364
State		42		56		53
Other countries		226		195		252
Total		385		487		669
Deferred income taxes						
United States		241		(14)		(120)
State		1		(18)		(28)
Other countries		(28)		(13)		(178)
Total		214		(45)		(326)
Total Provision for income taxes	$	599	$	442	$	343

The components of Income from Continuing Operations Before Income Taxes and Equity Interests are as follows:

	Year Ended December 31					
	2025		2024		2023	
United States	$	1,743	$	2,194	$	1,954
Other countries		309		224		(348)
Total Income from Continuing Operations Before Income Taxes and Equity Interests	$	2,052	$	2,418	$	1,606

Deferred income tax assets and liabilities are comprised of the following:

	December 31	
	2025	2024
Deferred tax assets		
Pension and other postretirement benefits	$ 162	$ 169
Tax credits and loss carryforwards	712	623
Capitalized research costs	204	272
Lease liabilities	114	112
Other	423	364
	1,615	1,540
Valuation allowances	(451)	(295)
Total deferred tax assets	1,164	1,245
Deferred tax liabilities		
Property, plant and equipment	851	854
Investments in subsidiaries	133	113
Goodwill	69	64
Lease assets	109	105
Other	186	203
Total deferred tax liabilities	1,348	1,339
Net deferred tax assets (liabilities)	$ (184)	$ (94)

Valuation allowances as of December 31, 2025 primarily relate to tax credits, capital loss carryforwards, and income tax loss carryforwards of $1.1 billion. If these items are not utilized against taxable income, $484 of the income tax loss carryforwards will expire from 2026 through 2045. The remaining $589 has no expiration date.

Realization of income tax loss carryforwards is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Although realization is not assured, we believe it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased due to changes in the tax environment or if estimates of future taxable income change during the carryforward period.

Presented below is a reconciliation of the Provision for income taxes computed at the U.S. federal statutory tax rate to the actual effective tax rate:

	Year Ended December 31					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory rate applied to income from continuing operations before income taxes and equity interests	$ 431	**21.0 %**	$ 508	21.0 %	$ 337	21.0 %
State income taxes, net of federal tax benefit[a]	**34**	**1.7**	31	1.3	25	1.6
Effect of changes in tax laws or rates enacted in the current period	**119**	**5.8**	—	—	(21)	(1.3)
Effect of Cross-Border Tax Laws						
Foreign-derived intangible income	**(10)**	**(0.5)**	(19)	(0.8)	(20)	(1.2)
Other	**(24)**	**(1.2)**	15	0.6	(9)	(0.6)
Tax Credits						
Research and development credits	**(33)**	**(1.6)**	(41)	(1.7)	(28)	(1.7)
Other	**(8)**	**(0.4)**	(6)	(0.2)	—	—
Changes in valuation allowances	**52**	**2.5**	(7)	(0.3)	38	2.4
Nontaxable or Nondeductible Items	**12**	**0.6**	18	0.7	5	0.3
Other Adjustments						
Nigeria worthless stock deduction	**—**	**—**	(40)	(1.7)	—	—
Tax effects of the impairment of intangible assets	**—**	**—**	(9)	(0.4)	(43)	(2.7)
Other	**(15)**	**(0.7)**	(33)	(1.4)	(5)	(0.3)
Foreign tax effects	**43**	**2.1**	78	3.2	70	4.4
Changes in unrecognized tax benefits	**(2)**	**(0.1)**	(53)	(2.2)	(6)	(0.4)
Effective tax rate	**$ 599**	**29.2%**	$ 442	18.3%	$ 343	21.4%

Note - table may not foot due to rounding.

(a) State taxes in California and Illinois made up greater than 50% of the 2025 tax effect in this category. State taxes in Alabama, California, Illinois, and Wisconsin made up greater than 50% of the 2024 tax effect in this category. State taxes in California, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, Oregon, South Carolina, Texas, and Wisconsin made up greater than 50% of the 2023 tax effect in this category.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. During the year ended December 31, 2025, we recorded incremental tax charges of approximately $145 primarily relating to a valuation allowance on current and prior year U.S. foreign tax credits. Of these total charges, approximately $96 was associated with the realizability of our prior year U.S. foreign tax credits.

As of December 31, 2025, deferred taxes have been recorded on $1.2 billion of earnings of foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute any remaining foreign earnings and therefore have not recorded deferred taxes for foreign and U.S. income taxes on such earnings. Any additional taxes due with respect to such previously-taxed foreign earnings, if repatriated, would generally be limited to foreign and U.S. state income taxes.

We consider any excess of the amount for financial reporting over the tax basis in our foreign subsidiaries to be indefinitely reinvested. The determination of deferred tax liabilities on the amount of financial reporting over tax basis or the remaining foreign earnings is not practicable.

Presented below is a reconciliation of the beginning and ending amounts of unrecognized income tax benefits:

	2025	2024	2023
Balance as of January 1	$ 528	$ 579	$ 479
Gross increases for tax positions of prior years	42	61	38
Gross decreases for tax positions of prior years	(20)	(113)	(13)
Gross increases for tax positions of the current year	35	50	109
Settlements	(38)	(32)	(26)
Other	(2)	(17)	(8)
Balance as of December 31	$ 545	$ 528	$ 579

Of the amounts recorded as unrecognized income tax benefits as of December 31, 2025, $470 would reduce our effective tax rate if recognized.

We recognize accrued interest and penalties related to unrecognized income tax benefits in Provision for income taxes. The net impact of interest and penalties for the years ended December 31, 2025, 2024, and 2023 was not significant. Total accrued penalties and net accrued interest was $59 and $54 as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, the following tax years remain subject to examination for the major jurisdictions where we conduct business:

Jurisdiction	Years		
United States	2021	to	2025
Brazil	2020	to	2025
China	2015	to	2025
South Korea	2021	to	2025

Our originally filed U.S. federal income tax returns have been audited through 2020; we filed an amended U.S. federal income tax return for 2016, which remains open to examination.

State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. The state effect of any changes to filed federal positions remains subject to examination by various states for a period of up to two years after formal notification to the states. We have various state income tax return positions in the process of examination, administrative appeals or litigation.

The Brazilian tax authority, Secretaria da Receita Federal do Brasil ("RFB"), concluded an audit for the taxable periods from 2008-2013. This audit included a review of our determinations of amortization of certain goodwill arising from prior acquisitions in Brazil, and the RFB has proposed adjustments that effectively eliminate the goodwill amortization benefits related to these transactions. Administrative appeals have been exhausted with a partial favorable decision for our position, and the remaining dispute is in the judicial phase. Based upon the matters that remain in dispute, the amount of the proposed tax and penalty adjustments is approximately $45 as of December 31, 2025 (translated at the December 31, 2025 currency exchange rate). The amount ultimately in dispute will be significantly greater because of interest. The first instance judge has issued a decision in our favor, finding that our amortization of the goodwill at issue was valid; however, an appeal is pending and final resolution of this matter is expected to take a number of years.

As part of the tax audit of our U.S. federal income tax returns for the taxable years ended December 31, 2017 and 2018, the U.S. Internal Revenue Service issued an adjustment that would increase the amount of the one-time transition tax on certain undistributed earnings of foreign subsidiaries owed by us. We believe we have adequate reserves and meritorious defenses and intend to vigorously defend against the assessment; however, it could take a number of years to reach resolution of this matter.

As part of the tax audit of our U.S. federal income tax returns for the taxable years ended December 31, 2019 and 2020, the U.S. Internal Revenue Service proposed an adjustment that would increase the amount of U.S. income tax on distributions made by minority owned foreign affiliates. We believe we have meritorious defenses and intend to vigorously defend against the proposed adjustment and have therefore not recorded a reserve; however, it could take a number of years to reach resolution of this matter.

Income taxes paid, net of refunds, are as follows:

	Year Ended December 31					
	2025		2024		2023	
U.S. Federal	$	175	$	260	$	346
U.S. State		25		48		15
Foreign		297		279		287
Total	$	497	$	587	$	648

Income taxes paid, net of refunds exceeded 5 percent of total income taxes paid, net of refunds, in the following jurisdictions:

	Year Ended December 31					
	2025		2024		2023	
Foreign						
Australia	$	39	$	31	$	*
China		52		42		51
Korea		44		41		46

* Jurisdiction below the threshold for the period presented.

Note 15. Earnings Per Share

Basic and diluted earnings per share ("EPS") were calculated as follows:

(In millions, except per share amounts)	2025	2024	2023
	Year Ended December 31		
Income from Continuing Operations	$ **1,649**	$ 2,192	$ 1,459
Less: Net income attributable to noncontrolling interests	**(28)**	(33)	—
Income from Continuing Operations Attributable to Kimberly-Clark Corporation	**1,621**	2,159	1,459
Income from Discontinued Operations, Net of Income Taxes	**400**	386	305
Net Income Attributable to Kimberly-Clark Corporation	$ **2,021**	$ 2,545	$ 1,764
Weighted-Average Common Shares			
Basic	**331.9**	335.6	337.8
Dilutive effect of stock options and RSU awards	**1.3**	1.4	1.0
Diluted	**333.2**	337.0	338.8
Basic:			
Continuing operations	$ **4.88**	$ 6.43	$ 4.32
Discontinued operations	**1.21**	1.15	0.90
Basic Earnings per Share	$ **6.09**	$ 7.58	$ 5.22
Diluted:			
Continuing operations	$ **4.86**	$ 6.41	$ 4.31
Discontinued operations	**1.21**	1.14	0.90
Diluted Earnings per Share	$ **6.07**	$ 7.55	$ 5.21

We use the treasury stock method to calculate the dilutive effect of our outstanding stock-based awards. Options outstanding not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares were 1.9 million in 2025, 1.2 million in 2024 and 2.7 million in 2023. The number of common shares outstanding as of December 31, 2025, 2024 and 2023 was 331.9 million, 331.8 million and 337.0 million, respectively.

Note 16. Segment Reporting

The Company's continuing operations are organized by operating segments aggregated into two reportable segments defined by geographic region: North America ("NA") and International Personal Care ("IPC").

These segments differ from those used in prior periods due to the following changes:

IFP Transaction

As a result of the IFP Transaction discussed in Notes 1 and 3, the results of operations and applicable assets and liabilities of the IFP Business are reported as discontinued operations in the Company's financial statements and are excluded from segment results for all periods presented. This includes certain costs that were previously allocated to the IPC segment that relate to assets or activities that are part of the IFP Transaction. These costs have been removed from the results of the IPC segment and are reported as discontinued operations. Additionally, certain operations and commercial activities of the former IFP segment retained by K-C are now reported in the NA and IPC segments.

Corporate and Other

Corporate and Other was updated for all periods presented to include the following:

- Operations of the former IFP segment that were divested prior to the IFP Transaction and therefore not reported as discontinued operations.

- Costs previously allocated to the former IFP segment that are not directly attributable to the operations included in the IFP Transaction and therefore are not reported as discontinued operations.

The reportable segments were determined in accordance with how our Chief Executive Officer, who is our chief operating decision maker ("CODM"), develops and executes global strategies to drive growth and profitability. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. The primary measure of segment profitability utilized by our CODM is segment operating profit. Our CODM uses this measure to assess the operating results and performance of our segments, perform analytical comparisons to budget and allocate resources to each segment. Segment operating profit excludes Corporate & Other, which primarily encompasses certain unallocated general corporate expenses, impairment charges, one-time (gains) or losses associated with acquisitions and divestitures, costs related to our reorganization activities that are not associated with the ongoing operations of the segments, certain operations of the former IFP segment that were divested prior to the IFP Transaction, and costs previously allocated to the former IFP segment that aren't reported as discontinued operations. Our CODM does not use assets by segment to evaluate performance or allocate resources. Therefore, we do not disclose assets by segment.

The principal sources of revenue in each segment are described below:

- **North America** consists of products encompassing each of our five global daily-need categories across consumer and professional channels including disposable diapers, training and youth pants, swimpants, baby wipes, feminine and incontinence care products, reusable underwear, facial and bathroom tissue, paper towels, napkins, wipers, tissue, towels, soaps and sanitizers and other related products. These products are sold under the Huggies, Pull-Ups, GoodNites, Kotex, Poise, Depend, Kleenex, Scott, Cottonelle, Viva, Wypall and other brand names.

- **International Personal Care** consists of three core categories — Baby & Child Care, Adult Care and Feminine Care, including disposable diapers, training and youth pants, swimpants, baby wipes, feminine and incontinence care products, reusable underwear and other related products. These products are sold under the Huggies, Kotex, Goodfeel, Intimus, Depend and other brand names.

The tables below present net sales and the significant expense categories that are included in Segment Operating Profit and regularly provided to our CODM:

| | Year Ended December 31, 2025 | | |
	NA	IPC	Total
Segment Net Sales	$ 10,753	$ 5,694	$ 16,447
Corporate & Other			—
Total Net Sales			$ 16,447
Cost of Products Sold	$ 6,452	$ 3,781	$ 10,233
Advertising and Promotion Expense	719	391	1,110
Research, Selling and General Expense	1,029	718	1,747
Other (Income) and Expense, net[a]	—	8	8
Segment Operating Profit	$ 2,553	$ 796	$ 3,349
Corporate & Other			(998)
Total Operating Profit			$ 2,351

| | Year Ended December 31, 2024 | | |
	NA	IPC	Total
Segment Net Sales	$ 11,017	$ 5,743	$ 16,760
Corporate & Other			45
Total Net Sales			$ 16,805
Cost of Products Sold	$ 6,518	$ 3,755	$ 10,273
Advertising and Promotion Expense	806	416	1,222
Research, Selling and General Expense	1,151	733	1,884
Other (Income) and Expense, net[a]	—	13	13
Segment Operating Profit	$ 2,542	$ 826	$ 3,368
Corporate & Other			(668)
Total Operating Profit			$ 2,700

| | Year Ended December 31, 2023 | | |
	NA	IPC	Total
Segment Net Sales	$ 10,996	$ 5,940	$ 16,936
Corporate & Other			210
Total Net Sales			$ 17,146
Cost of Products Sold	$ 6,608	$ 4,012	$ 10,620
Advertising and Promotion Expense	739	400	1,139
Research, Selling and General Expense	1,135	759	1,894
Other (Income) and Expense, net[a]	—	96	96
Segment Operating Profit	$ 2,514	$ 673	$ 3,187
Corporate & Other			(1,259)
Total Operating Profit			$ 1,928

(a) Other (income) and expense, net primarily includes the effects of changes in exchange rates on monetary assets and liabilities for subsidiaries where we have adopted highly inflationary accounting.

Depreciation and amortization expense by segment:

	Year Ended December 31		
	2025	2024	2023
NA	$ 481	$ 440	$ 430
IPC	247	200	205
Total Segment Depreciation and Amortization	728	640	635
Corporate & Other	9	8	3
Total[a]	$ 737	$ 648	$ 638

(a) Excludes discontinued operations. See Note 3 for depreciation and amortization of discontinued operations.

Capital spending by segment:

	Year Ended December 31		
	2025	2024	2023
NA	$ 714	$ 443	$ 455
IPC	157	157	196
Total Segment Capital Spending	871	600	651
Corporate & Other	149	5	15
Total[a]	$ 1,020	$ 605	$ 666

(a) Excludes discontinued operations. See Note 3 for capital spending of discontinued operations.

Sales of Principal Products:

	Year Ended December 31		
	2025	2024	2023
Baby and Child Care	$ 6,773	$ 7,056	$ 7,054
Family Care	4,056	3,928	4,024
Professional	1,841	2,152	2,385
Adult Care	1,947	1,864	1,809
Feminine Care	1,706	1,721	1,787
All Other	124	84	87
Total	$ 16,447	$ 16,805	$ 17,146

Net sales in the U.S. to third parties totaled $10.1 billion in 2025 and $10.4 billion in 2024 and 2023. No other individual country's net sales exceed 10% of net sales from continuing operations.

Net sales to Walmart Inc. as a percent of our net sales from continuing operations were approximately 16% in 2025 and 2024 and 15% in 2023. Net sales to Walmart Inc. were primarily in the NA segment.

Note 17. Supplemental Data

Supplemental Income Statement Data

	Year Ended December 31		
	2025	2024	2023
Advertising expense	$ 1,020	$ 1,122	$ 1,026
Research expense	326	328	303

Equity Companies' Data

	Net Sales	Gross Profit	Operating Profit	Net Income	Corporation's Share of Net Income
2025	$ **3,017**	$ **932**	$ **644**	$ **410**	$ **196**
2024	3,180	1,063	727	451	216
2023	3,135	1,003	683	410	196

	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Stockholders' Equity
2025	$ **1,390**	$ **1,315**	$ **923**	$ **1,287**	$ **495**
2024	1,536	1,135	1,050	1,177	444
2023	1,974	1,362	1,175	1,687	474

Equity companies are accounted for under the equity method of accounting and are principally engaged in the manufacture and sale of products similar to those produced by the Company. As of December 31, 2025, our ownership interest in Kimberly-Clark de Mexico, S.A.B. de C.V. and subsidiaries ("KCM") was 47.9%. KCM is partially owned by the public, and its stock is publicly traded in Mexico. As of December 31, 2025, our investment in this equity company was $266, and the estimated fair value of the investment was $2.9 billion based on the market price of publicly traded shares. Our other equity ownership interests are not significant to our Consolidated Financial Statements.

As of December 31, 2025, undistributed net income of equity companies included in consolidated retained earnings was $1.2 billion.

Supplemental Balance Sheet Data

	December 31	
Summary of Accounts Receivable, Net	**2025**	**2024**
From customers	$ **1,783**	$ 1,650
Other	**154**	126
Less allowance for doubtful accounts and sales discounts	**(45)**	(48)
Total	$ **1,892**	$ 1,728

	December 31					
	2025			**2024**		
Summary of Inventories by Major Class	**LIFO**	**Non-LIFO**	**Total**	**LIFO**	**Non-LIFO**	**Total**
Raw materials	$ **114**	$ **197**	$ **311**	$ 122	$ 201	$ 323
Work in process	**111**	**38**	**149**	116	32	148
Finished goods	**484**	**468**	**952**	510	428	938
Supplies and other	**—**	**254**	**254**	—	243	243
	709	**957**	**1,666**	748	904	1,652
Excess of FIFO or weighted-average cost over LIFO cost	**(191)**	**—**	**(191)**	(200)	—	(200)
Total	$ **518**	$ **957**	$ **1,475**	$ 548	$ 904	$ 1,452

Inventories are valued at the lower of cost or net realizable value, determined on the FIFO or weighted-average cost methods, and at the lower of cost or market, determined on the LIFO cost method.

Summary of Other Current Assets	December 31		
	2025		2024
Prepaid expenses	$	304	$ 292
Time deposits		86	171
Derivative assets		52	114
Other		93	117
Total	$	535	$ 694

Summary of Property, Plant and Equipment, Net	December 31		
	2025		2024
Land	$	134	$ 110
Buildings		2,354	2,314
Machinery and equipment		12,820	12,498
Construction in progress		1,201	780
		16,509	15,702
Less accumulated depreciation		(9,734)	(9,418)
Total	$	6,775	$ 6,284

Property, plant and equipment, net in the U.S. as of December 31, 2025 and 2024 was $4.9 billion and $4.4 billion, respectively. Depreciation expense was $735, $641 and $627 for the years ended December 31, 2025, 2024 and 2023, respectively.

Summary of Accrued Expenses and Other Current Liabilities	December 31		
	2025		2024
Accrued advertising and promotion	$	459	$ 486
Accrued salaries and wages		284	394
Accrued rebates		195	204
Accrued taxes - income and other		249	253
Operating leases		128	116
2024 Transformation Initiative liabilities		62	130
Accrued interest		91	99
Derivative liabilities		96	82
Other		324	327
Total	$	1,888	$ 2,091

Supplemental Cash Flow Statement Data

The Consolidated Statements of Cash Flows are presented on a consolidated basis for both continuing operations and discontinued operations. As a result, supplemental cash flow data shown below reflects Kimberly Clark's consolidated results for all periods presented.

Summary of Cash Flow Effects of Operating Working Capital	Year Ended December 31		
	2025	2024	2023
Accounts receivable	$ (58)	$ 48	$ 127
Inventories	70	10	290
Trade accounts payable	(147)	179	(109)
Accrued expenses	(325)	106	125
Accrued income taxes	(143)	(110)	122
Derivatives	(41)	79	(15)
Currency and other	141	(134)	42
Total	$ (503)	$ 178	$ 582

Other Cash Flow Data	Year Ended December 31		
	2025	2024	2023
Interest paid	$ 248	$ 268	$ 277

Supplier Finance Program

We have a supplier finance program managed through two global financial institutions under which we agree to pay the financial institutions the stated amount of confirmed invoices from our participating suppliers on the invoice due date. We, or the global financial institutions, may terminate our agreements at any time upon 30 days written notice. The global financial institutions may terminate our agreements at any time upon three days written notice in the event there are insufficient funds available for disbursement. We do not provide any forms of guarantees under these agreements. Supplier participation in the program is solely up to the supplier, and the participating suppliers negotiate their arrangements directly with the global financial institutions. We have no economic interest in a supplier's decision to participate in the program, and their participation has no bearing on our payment terms or amounts due. The payment terms that we have with our suppliers under this program generally range from 75 to 180 days and are considered commercially reasonable. The outstanding amount related to the suppliers participating in this program was $1.1 billion and $1.0 billion as of December 31, 2025 and 2024, of which $184 and $185, respectively, are reported as discontinued operations. Amounts are recorded within Trade accounts payable and Current liabilities of discontinued operations.

The rollforward of the Company's outstanding obligations confirmed as valid under its supplier finance program are as follows:

	Year Ended December 31	
	2025	2024
Confirmed obligations outstanding at the beginning of the year	$ 1,004	$ 960
Invoices confirmed during the year	3,239	3,033
Confirmed invoices paid during the year	(3,184)	(2,989)
Currency and other	(2)	—
Confirmed obligations outstanding at the end of the year	$ 1,057	$ 1,004

Note 18. Quarterly Financial Data (Unaudited)

As discussed in Note 1, as a result of the IFP Transaction, the results of the IFP Business are reported as discontinued operations. The following tables provide unaudited summarized financial information based on our Consolidated Financial Statements after giving effect to the reporting of the IFP Business as discontinued operations for each quarter of fiscal year 2025 and 2024.

(In millions, except per share amounts)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
2025								
Net Sales	$	4,054	$	4,163	$	4,150	$	4,080
Gross Profit		1,509		1,456		1,493		1,465
Income from Continuing Operations		470		444		344		391
Income from Discontinued Operations, Net of Income Taxes		103		68		110		119
Net Income Attributable to Kimberly-Clark Corporation		567		509		446		499
Earnings Per Share - Basic:								
Continuing operations	$	1.40	$	1.33	$	1.01	$	1.14
Discontinued operations		0.31		0.20		0.33		0.36
Basic Earnings per Share	$	1.71	$	1.53	$	1.34	$	1.50
Earnings Per Share - Diluted:								
Continuing operations	$	1.39	$	1.33	$	1.01	$	1.14
Discontinued operations		0.31		0.20		0.33		0.36
Diluted Earnings per Share	$	1.70	$	1.53	$	1.34	$	1.50

(In millions, except per share amounts)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
2024								
Net Sales	$	4,326	$	4,231	$	4,144	$	4,104
Gross Profit		1,686		1,594		1,564		1,445
Income from Continuing Operations		556		464		823		349
Income from Discontinued Operations, Net of Income Taxes		102		89		92		103
Net Income Attributable to Kimberly-Clark Corporation		647		544		907		447
Earnings Per Share - Basic:								
Continuing operations	$	1.62	$	1.35	$	2.43	$	1.03
Discontinued operations		0.30		0.26		0.27		0.31
Basic Earnings per Share	$	1.92	$	1.61	$	2.70	$	1.34
Earnings Per Share - Diluted:								
Continuing operations	$	1.61	$	1.35	$	2.42	$	1.03
Discontinued operations		0.30		0.26		0.27		0.31
Diluted Earnings per Share	$	1.91	$	1.61	$	2.69	$	1.34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Kimberly-Clark Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedules listed in the Table of Contents at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2026, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sales Incentives and Trade Promotion Allowances — Refer to Note 1 to the Financial Statements

Critical Audit Matter Description

The Corporation utilizes various trade promotion programs globally. The cost of promotion activities is classified as a reduction in sales revenue and can result in a period of time between the date the customer earns a promotion and the date the customer claims the promotion. The Corporation records an estimate for trade promotions using customer sales associated with valid promotion events, actual promotion claims, and forecasted information about amounts earned by the customer but not yet claimed.

We identified the reductions to revenue associated with trade promotions and the related accrual as a critical audit matter because of the complexity of the Corporation's processes related to trade promotions, volume of trade promotion programs, and the subjectivity of estimating future customer claims. This required an extensive audit effort due to the complexity and subjectivity of estimating future customer claims.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the reduction in revenue associated with trade promotions and the related accrual included the following, among others:

- With the assistance of our Information Technology (IT) specialists, we:

  - Identified the significant systems used to process trade promotion transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

  - Tested the effectiveness of automated controls over revenue streams, including those over the evaluation of the accuracy and completeness of trade promotions.

- We tested the effectiveness of internal controls over the trade promotions and the related accrual, including those over the quantity of customer sales associated with valid promotion events and the estimated future promotion claims associated with the trade accrual.

- We evaluated trade promotion transactions using either substantive analytical procedures or by evaluating individual transactions. When analytical procedures were performed, we developed an expectation for reduction in revenue associated with trade promotions based on the relationship with gross sales adjusted for changes in data, if warranted. These adjustments to our expectation may consist of changes in product mix, sales margin, or inflation, and are compared to the recorded amount. When individual promotion transactions were evaluated, we obtained evidence of the promotion agreement with the customer and the amounts of the promotions earned.

- We evaluated management's ability to estimate future promotion claims by comparing actual promotion claims to management's historical estimates.

- We evaluated the reasonableness of management's estimate of future promotion claims by testing the underlying data related to (1) customer sales associated with valid promotion events, (2) actual promotion claims, and (3) forecasted information.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Dallas, Texas

February 12, 2026

We have served as the Corporation's auditor since 1928.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) of the Securities Exchange Act of 1934 (Exchange Act)). Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, including safeguarding of assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance to management and our Board of Directors regarding preparation of reliable published financial statements and safeguarding of our assets. This system is supported with written policies and procedures, contains self-monitoring mechanisms and is audited by the internal audit function. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to the reliability of financial statement preparation and such asset safeguarding.

We have assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria described in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2025, our internal control over financial reporting is effective.

Deloitte & Touche LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, and has expressed an unqualified opinion in their report, which appears in this report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation described above in "Internal Control Over Financial Reporting" that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Kimberly-Clark Corporation:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the

Corporation and our report dated February 12, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
_____

Deloitte & Touche LLP

Dallas, Texas

February 12, 2026

ITEM 9B.   OTHER INFORMATION

(b) Our directors and officers may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During the quarter ended December 31, 2025, no such plans or other arrangements were adopted or terminated.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following sections of our Proxy Statement for the 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") are incorporated in this Item 10 by reference:

- •   "The Nominees" under "Proposal 1. Election of Directors," which identifies our directors and nominees for our Board of Directors.

- •   "Corporate Governance - Other Corporate Governance Policies and Practices - Code of Conduct," which describes our Code of Conduct.

- •   "Corporate Governance - Stockholder Rights," "Proposal 1. Election of Directors," "General Information about our Annual Meeting - Stockholder Director Nominees for Inclusion in Next Year's Proxy Statement," and "General Information about our Annual Meeting - Stockholder Director Nominees Not Included in Next Year's Proxy Statement," which describe the procedures by which stockholders may nominate candidates for election to our Board of Directors.

- •   "Corporate Governance - Board Committees - Audit Committee," which identifies members of the Audit Committee of our Board of Directors and audit committee financial experts.

- •   "Compensation Discussion and Analysis - Additional Information about Our Compensation Practices - Insider Trading Policy; Anti-Hedging and Pledging Policy," which describes our Insider Trading Policy.

Information regarding our executive officers is reported under the caption "Information About Our Executive Officers" in Part I of this Report.

ITEM 11.   EXECUTIVE COMPENSATION

The information in the sections of our 2026 Proxy Statement captioned "Compensation Discussion and Analysis," "Compensation Tables," "Director Compensation," "Corporate Governance - Compensation Committee Interlocks and Insider Participation," "Other Information - CEO Pay Ratio Disclosure" and "Other Information - Pay Versus Performance" is incorporated in this Item 11 by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the sections of our 2026 Proxy Statement captioned "Compensation Tables - Equity Compensation Plan Information" and "Other Information - Security Ownership Information" is incorporated in this Item 12 by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the sections of our 2026 Proxy Statement captioned "Other Information - Transactions with Related Persons" and "Corporate Governance - Director Independence" is incorporated in this Item 13 by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES (Deloitte & Touche LLP, PCAOB ID 34)

The information in the sections of our 2026 Proxy Statement captioned "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" under "Proposal 2. Ratification of Auditor" is incorporated in this Item 14 by reference.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) **Documents filed as part of this report.**

1. Financial statements.

    The financial statements are set forth under Item 8 of this report on Form 10-K.

2. Financial statement schedules.

    The following information is filed as part of this Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

    •   Report of Independent Registered Public Accounting Firm

    Schedule for Kimberly-Clark Corporation and Subsidiaries:

    •   Schedule II Valuation and Qualifying Accounts

    All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

3. Exhibits

Exhibit No. (2)a.	Agreement and Plan of Merger, dated as of November 2, 2025, by and among Kenvue Inc., Kimberly-Clark Corporation, Vesta Sub I, Inc. and Vesta Sub II, LLC, incorporated by reference to Exhibit No. 2.1 of the Corporation's Current Report on Form 8-K filed on November 3, 2025.**
Exhibit No. (3)a.	Amended and Restated Certificate of Incorporation of Kimberly-Clark Corporation, incorporated by reference to Exhibit No. (3)a of the Corporation's Current Report on Form 8-K filed on May 2, 2024.
Exhibit No. (3)b.	By-Laws, as amended May 19, 2025, incorporated by reference to Exhibit No. (3)b of the Corporation's Current Report on Form 8-K filed on May 19, 2025.
Exhibit No. (4)a.	First Amended and Restated Indenture dated as of March 1, 1988 between the Corporation and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to The First National Bank of Chicago) as Trustee (originally executed with Bank of America National Trust and Savings Association) (incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-3 filed on February 2, 1998 (Registration No. 333-45399)).
Exhibit No. (4)b.	First Supplemental Indenture, dated as of November 6, 1992, to the Indenture (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-3 filed on June 17, 1994 (Registration No. 33-54177)).
Exhibit No. (4)c.	Second Supplemental Indenture, dated as of May 25, 1994, to the Indenture (incorporated by reference to Exhibit No. 4.4 to the Registration Statement on Form S-3 filed on June 17, 1994 (Registration No. 33-54177)).
Exhibit No. (4)d.	Eighth Supplemental Indenture, dated as of October 27, 2021, to the Indenture, among the Corporation, The Bank of New York Mellon Trust Company, N.A., as successor trustee, and U.S. Bank National Association, as successor trustee, incorporated by reference to Exhibit No. 4.3 of the Corporation's Current Report on Form 8-K filed on November 2, 2021.
Exhibit No. (4)e.	Copies of instruments defining the rights of holders of long-term debt will be furnished to the Securities and Exchange Commission on request.

Exhibit No. (4)f.	Description of the Corporation's Common Stock, incorporated by reference to Exhibit No. (4)f of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023.
Exhibit No. (10)a.	Management Achievement Award Program, as amended and restated January 1, 2021, incorporated by reference to Exhibit (10)a of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2020.*
Exhibit No. (10)b.	Form of Executive Severance Agreement, incorporated by reference to Exhibit No. (10)b of the Corporation's Current Report on Form 8-K filed on September 16, 2020.*
Exhibit No. (10)c.	Seventh Amended and Restated Deferred Compensation Plan for Directors, effective January 1, 2008, incorporated by reference to Exhibit No. (10)c of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.*
Exhibit No. (10)d.	Kimberly-Clark Corporation Voluntary Deferred Compensation Plan, incorporated by reference to Exhibit (10)d of the Corporation's Current Report on Form 8-K dated September 15, 2022.*
Exhibit No. (10)e.	First Amendment to the Kimberly-Clark Corporation Voluntary Deferred Compensation Plan, effective January 1, 2023, incorporated by reference to Exhibit No. (10)e of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022.*
Exhibit No. (10)f.	Summary of Kimberly-Clark Corporation Executive Long-Term Disability Plan, incorporated by reference to Exhibit (10)g of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.*
Exhibit No. (10)g.	Outside Directors' Stock Compensation Plan, as amended, incorporated by reference to Exhibit No. 10(g) of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002.*
Exhibit No. (10)h.	Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated effective April 17, 2009, incorporated by reference to Exhibit No. (10)h of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.*
Exhibit No. (10)i.	Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated, effective April 17, 2009, incorporated by reference to Exhibit (10)i of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.*
Exhibit No. (10)j.	Kimberly-Clark Corporation Supplemental Retirement 401(k) and Profit Sharing Plan, as amended and restated effective January 1, 2026, filed herewith.*
Exhibit No. (10)k.	2021 Outside Directors' Compensation Plan effective April 29, 2021, incorporated by reference to Exhibit No. (10)k of the Corporation's Current Report on Form 8-K filed on April 29, 2021.*
Exhibit No. (10)l.	2011 Outside Directors' Compensation Plan, as amended and restated, effective May 4, 2016, incorporated by reference to Exhibit No. (10)l of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.*
Exhibit No. (10)m.	2011 Equity Participation Plan, as amended and restated, effective April 21, 2011, incorporated by reference to Exhibit No. 10.2 of the Corporation's Current Report on Form 8-K filed on April 26, 2011.*

Exhibit No. (10)n.	Form of Award Agreements under 2021 Equity Participation Plan for Nonqualified Stock Options, incorporated by reference to Exhibit No. (10)n of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.*
Exhibit No. (10)o.	2021 Equity Participation Plan effective April 29, 2021, incorporated by reference to Exhibit No. (10)o of the Corporation's Current Report on Form 8-K filed on April 29, 2021.*
Exhibit No. (10)p.	Severance Pay Plan, as amended and restated effective August 25, 2025, filed herewith.*
Exhibit No. (10)q.	Form of Award Agreements under 2021 Equity Participation Plan for Performance Restricted Stock Units, incorporated by reference to Exhibit No. (10)q of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.*
Exhibit No. (10)r.	Form of Award Agreements under 2021 Equity Participation Plan for Off-Cycle Time-Vested Restricted Stock Units, incorporated by reference to Exhibit No. (10)r of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.*
Exhibit No. (10)s.	First Amendment to 2011 Equity Participation Plan, effective February 12, 2020, incorporated by reference to Exhibit No. (10)s of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2019.*
Exhibit No. (10)t.	Form of Award Agreements under 2021 Equity Participation Plan for Annual Time-Vested Restricted Stock Units, incorporated by reference to Exhibit No. (10)t of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.*
Exhibit No. (10)u.	Equity and Asset Purchase Agreement, dated as of June 4, 2025, by and among Kimberly-Clark Corporation, as the Seller, Kimberly-Clark IFP Newco B.V., as the Company, and Suzano International Holding B.V., as the Buyer, incorporated by reference to Exhibit No. (10)u of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.*
Exhibit No. (19).	Kimberly-Clark Corporation Insider Trading Policy, effective October 25, 2024, incorporated by reference to Exhibit 19 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2024.
Exhibit No. (21).	Subsidiaries of the Corporation, filed herewith.
Exhibit No. (23).	Consent of Independent Registered Public Accounting Firm, filed herewith.
Exhibit No. (24).	Powers of Attorney, filed herewith.
Exhibit No. (31)a.	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith.
Exhibit No. (31)b.	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith.
Exhibit No. (32)a.	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.

Exhibit No. (32)b.	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.
Exhibit No. (97)a.	Executive Officer Incentive Compensation Recovery Policy, incorporated by reference to Exhibit No. (97)a of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023.
Exhibit No. (101).INS	XBRL Instance Document - the instant document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
Exhibit No. (101).SCH	XBRL Taxonomy Extension Schema Document
Exhibit No. (101).CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit No. (101).DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit No. (101).LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit No. (101).PRE	XBRL Taxonomy Extension Presentation Linkbase Document
Exhibit No. (104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*A management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this Annual Report on Form 10-K.

**The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Corporation agrees to furnish a supplemental copy of such schedules to the Securities and Exchange Commission upon its request.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMBERLY-CLARK CORPORATION

February 12, 2026

By: /s/ Andrew Scribner
_____
Andrew Scribner
Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Michael D. Hsu **Michael D. Hsu**	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2026
/s/ Nelson Urdaneta **Nelson Urdaneta**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 12, 2026
/s/ Andrew Scribner **Andrew Scribner**	Vice President and Controller (Principal Accounting Officer)	February 12, 2026

Directors

Sylvia M. Burwell	Sherilyn S. McCoy
John W. Culver	Christa S. Quarles
Mae C. Jemison	Jaime A. Ramirez
Deeptha Khanna	Joseph Romanelli
S. Todd Maclin	Dunia A. Shive
Deirdre A. Mahlan	Mark T. Smucker

By: /s/ Andrew Scribner
_____
Andrew Scribner
Attorney-in-Fact

February 12, 2026

SCHEDULE II

**VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023**
(In millions)

Description	Balance at Beginning Of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts[a]	Deductions Write-Offs and Reclassifications	Balance at End of Period
December 31, 2025					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$ 29	$ 1	$ 1	$ 4 [b]	$ 27
Allowances for sales discounts	19	250	(10)	241 [c]	18
December 31, 2024					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$ 52	$ (6)	$ (4)	$ 13 [b]	$ 29
Allowances for sales discounts	19	250	(7)	243 [c]	19
December 31, 2023					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$ 40	$ 15	$ 3	$ 6 [b]	$ 52
Allowances for sales discounts	17	248	(4)	242 [c]	19

(a)   Includes bad debt recoveries and the effects of changes in foreign currency exchange rates.

(b)   Primarily uncollectible receivables written off.

(c)   Sales discounts allowed.

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions[a]	Balance at End of Period
December 31, 2025					
Deferred taxes					
Valuation allowance	$ 295	$ 154	$ —	$ (2)	$ 451
December 31, 2024					
Deferred taxes					
Valuation allowance	$ 298	$ 8	$ —	$ 11	$ 295
December 31, 2023					
Deferred taxes					
Valuation allowance	$ 296	$ 46	$ —	$ 44	$ 298

(a)   Represents the net currency effects of translating valuation allowances at current rates of exchange and benefits recognized to Other Comprehensive Income.

Additional Information

The following additional information is not part of our Form 10-K and is provided for the convenience and information of our stockholders.

Performance Graph

The graph below shows a comparison of the five-year cumulative total return among Kimberly-Clark Corporation, the S&P 500 Consumer Staples Index and the S&P 500 Index. The stock price performance shown on this graph may not be indicative of future price performance.



Indexed Returns

Company Name / Index	Year Ended December 31					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Kimberly-Clark Corporation………….	$100	$110	$108	$100	$112	$90
S&P 500 Consumer Staples Index....	$100	$119	$118	$119	$136	$141
S&P 500 Index……………………….	$100	$129	$105	$133	$166	$196

Investor Relations

Securities analysts, portfolio managers and representatives of institutional investors seeking information about Kimberly-Clark should contact our Investor Relations department at KC.InvestorRelations@kcc.com. Individual stockholders should direct inquiries to Stockholder Services at (800) 639-1352 or stockholders@kcc.com.

Additional Information—(Continued)

Electronic Delivery of Proxy Materials and Annual Report

Stockholders who receive printed copies of our annual reports and proxy statements may elect to receive future annual reports and proxy statements in electronic format rather than in printed form. In electing to do so, you will help save on production and mailing costs and support Kimberly-Clark's commitment to sustainability. To sign up for electronic delivery service, stockholders of record may go to our transfer agent's website at www.computershare.com/investor at any time and follow the instructions. If your shares are not registered in your name, contact your bank or broker for information on electronic delivery service.

SEC Form 10-K and Other Information

Stockholders and others will find Kimberly-Clark's financial information, press releases and other information in the Investor Relations section of the Kimberly-Clark website. This website also contains our Securities and Exchange Commission filings, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 619100, Dallas, Texas 75261-9100 or call (800) 639-1352 to obtain a paper copy of these reports without charge.

Dividends and Direct Stock Purchase and Dividend Reinvestment Plan

Quarterly dividends have been paid continually since 1935. Dividends have been paid on or about the second business day of January, April, July and October. The Direct Stock Purchase and Dividend Reinvestment Plan of Computershare Investor Services is available generally to investors, including Kimberly-Clark employees and stockholders. This Plan makes it possible for investors to have their dividends automatically reinvested in common stock and to make additional cash investments.

Transfer Agent, Registrar and Dividend Disbursing Agent

Computershare Investor Services is the Transfer Agent, Registrar and Dividend Disbursing Agent for our common stock and is responsible for maintaining registered stockholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, or information regarding Computershare's Direct Stock Purchase and Dividend Reinvestment Plan, should be addressed to:

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233
Telephone: (800) 730-4001 or (781) 575-3170
Internet: www.computershare.com

Board of Directors

Sylvia M. Burwell
Audit Committee

John W. Culver
Management Development
& Compensation Committee (Chair)
Executive Committee

Michael D. Hsu
Executive Committee

Mae C. Jemison, M.D.
Management Development
& Compensation Committee
Nominating & Corporate
Governance Committee

Deeptha Khanna
Audit Committee

S. Todd Maclin
Management Development
& Compensation Committee
Nominating & Corporate
Governance Committee

Deirdre A. Mahlan
Audit Committee

Sherilyn S. McCoy
Lead Director
Executive Committee (Chair)

Christa S. Quarles
Management Development
& Compensation Committee
Nominating & Corporate
Governance Committee

Jaime A. Ramirez
Audit Committee

Joseph Romanelli
Audit Committee

Dunia A. Shive
Audit Committee (Chair)
Executive Committee

Mark T. Smucker
Nominating & Corporate
Governance Committee (Chair)
Executive Committee

Kimberly-Clark Corporation
World Headquarters
P.O. Box 619100
Dallas, Texas 75261-9100

Toll-free investor information:
800.639.1352

www.kimberly-clark.com